Exhibit 99.1

Execution Version

Strathcona Resources Ltd.

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Greenfire Resources Ltd.

ARRANGEMENT AGREEMENT

November 8, 2026

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Table of Contents (continued)

Schedules:

Schedule A – Plan of Arrangement

Schedule B – Greenfire Resolution

Schedule C – Strathcona Resolution

Schedule D – Representations and Warranties of Greenfire

Schedule E – Representations and Warranties of Strathcona

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated November 8, 2026,

BETWEEN:

STRATHCONA RESOURCES LTD., a corporation existing under the laws of the Province of Alberta (“Strathcona”)

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GREENFIRE RESOURCES LTD., a corporation existing under the laws of the Province of Alberta (“Greenfire”)

WHEREAS:

A.	The board of directors of each of Strathcona and Greenfire has determined that it would be in the best interests of its corporation to complete an arrangement involving the acquisition by Strathcona of all of the issued and outstanding Greenfire Shares, and the subsequent vertical short form amalgamation of Greenfire into Strathcona, in accordance with the terms set out herein and the Plan of Arrangement.

B.	Strathcona and Greenfire have entered into a lock-up agreement with the Significant Shareholder pursuant to which, among other things, the Significant Shareholder has agreed to support the transactions contemplated by this Agreement, subject to the conditions set forth in such agreement.

C.	Strathcona has entered into a lock-up agreement with all of the directors of Greenfire and the Greenfire Executives, pursuant to which, among other things, such directors and Greenfire Executives have agreed to vote all of the Greenfire Shares held by them in favour of the Greenfire Resolution, on the terms and subject to the conditions set forth in such agreement.

D.	Greenfire has entered into a lock-up agreement with all of the directors of Strathcona and the Strathcona Executives, pursuant to which, among other things, such directors and Strathcona Executives have agreed to vote all of the Strathcona Shares held by them in favour of the Strathcona Resolution, on the terms and subject to the conditions set forth in such agreement.

E.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangements.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“ABCA” means the Business Corporations Act (Alberta);

“Acquisition Proposal” relating to a Party means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any written or oral offer, proposal, expression of interest or inquiry from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) (other than from the other Party or any of its subsidiaries) made after the date hereof relating to:

(i)	any direct or indirect acquisition or sale (or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of (A) assets of such Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries or contribute 20% or more of the consolidated revenue of such Party and its subsidiaries; or (B) 20% or more of any voting or equity securities (or rights thereto) of such Party or any of its material subsidiaries;

(ii)	any direct or indirect take-over bid, tender offer, exchange offer, plan of arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or winding up or other transaction that, in each case, if consummated, would result in any Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (or rights thereto) of such Party or any of its material subsidiaries; or

(iii)	any other similar transaction or series of transactions involving such Party or any of its subsidiaries the completion of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Agreement” means this arrangement agreement, together with the Schedules attached hereto, the Greenfire Disclosure Letter and the Strathcona Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with Section 9.1 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Parties, acting reasonably;

“Articles of Arrangement” means, in respect of each Party, the documents contemplated under section 193(4.1) of the ABCA to give effect to the Arrangement;

“Award Deadline” has the meaning ascribed thereto in Section 2.9(b);

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Calgary, Alberta or a day on which banks are closed in New York, New York;

“Cash Consideration” means $11.00 per Greenfire Share;

“Certificate of Arrangement” means the certificate or proof of filing issued pursuant to section 193(11) of the ABCA giving effect to the Arrangement;

“CIBC Formal Valuation” means the formal valuation prepared by CIBC World Markets Inc. for the Greenfire Independent Committee in accordance with and pursuant to MI 61-101 that, among other things, provides a valuation of the Strathcona Shares and the Greenfire Shares;

“Code” means the United States Internal Revenue Code of 1986;

“Commissioner” means the Commissioner of Competition appointed under section 7(1) of the Competition Act and includes any person designated by the Commissioner to act on their behalf;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means, with respect to the transactions contemplated by this Agreement, that:

(i)	the Commissioner shall have issued an Advance Ruling Certificate; or

(ii)	(A) the waiting period under section 123 of the Competition Act shall have expired or been terminated or the notification requirement shall have been waived pursuant to section 113(c) of the Competition Act; and (B) unless such requirement is waived in writing by Strathcona, in its sole discretion, the Commissioner shall have issued a No Action Letter and (x) such No Action Letter is in a form acceptable to Strathcona, acting reasonably, and (y) such No Action Letter remains in full force and effect;

“Confidentiality Agreement” means the confidentiality agreement dated effective October 21, 2026, between Strathcona, Greenfire and Waterous Energy Fund Management Corp., as it may be amended;

“Contaminant” means any pollutant, contaminant, waste, material or other substance of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, or that is prohibited, listed, defined, designated, regulated, classified, judicially interpreted, controlled or identified in any applicable Environmental Laws, including petroleum and all derivatives thereof, by-products and other hydrocarbons and synthetic substitutions therefor;

“Contract” means all legally binding agreements, arrangements, understandings, commitments and undertakings (whether written or oral) to which a Person is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected;

“Court” means the Court of King’s Bench of Alberta;

“Depositary” means any trust company, bank or financial institution agreed to in writing by Strathcona and Greenfire, each acting reasonably, for the purpose of, among other things, receiving deposits of certificates or direct registration system advices formerly representing the Greenfire Shares in connection with the Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dividend Payment” means, in the event that the Strathcona Board declares one or more regular quarterly dividends on the Strathcona Shares following the date of this Agreement with a record date prior to the Effective Date, the dividend to be paid to the former holders of Greenfire Shares who elect to receive the Share Consideration pursuant to the Arrangement, such dividend to be declared and paid on the Strathcona Class B Shares pursuant to the Plan of Arrangement at the time specified therein;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC;

“Effective Date” means the date the Arrangement becomes effective under the ABCA, being the date shown on the Certificate of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement commences to become effective, as set out in the Plan of Arrangement;

“Employee Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of a Party or any of its subsidiaries (but excluding any government sponsored pension, employment insurance, workers’ compensation and health insurance plans) which are maintained by or binding upon such Party or any of its subsidiaries or in respect of which such Party or any of its subsidiaries has an actual or contingent liability excluding all obligations for severance and termination pursuant to a statute and which, for greater certainty in respect of Greenfire, shall include the Greenfire Incentive Plan;

“Encumbrance” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other charge, encumbrance, or any collateral securing the payment obligations of any Person, as well as any other agreement or arrangement with any similar effect whatsoever;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all applicable Laws relating to environmental or health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including Laws governing the reduction of greenhouse gas emissions and the use, transportation, treatment, disposal, labelling, distribution, emission, storage and release of Contaminants;

“Final Order” means the final order of the Court pursuant to section 193(4) of the ABCA approving the Arrangement, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to each of the Parties, acting reasonably) on appeal;

“Governmental Entity” means any applicable: (i) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including, for greater certainty, the Securities Authorities; or (iv) stock exchange;

“Greenfire Award Termination Agreements” means, collectively, the agreements to be entered into between Greenfire and each Greenfire Awardholder in accordance with Section 2.9(b), in form and substance satisfactory to Strathcona, acting reasonably, pursuant to which each Greenfire Awardholder shall consent and agree, among other things, that any Greenfire Incentive Securities held by such Greenfire Awardholder on the Effective Date shall be surrendered to Greenfire and terminated pursuant to the Plan of Arrangement;

“Greenfire Awardholder” means a holder of any Greenfire Incentive Securities;

“Greenfire Board” means the board of directors of Greenfire as the same is constituted from time to time;

“Greenfire Board Recommendation” means the unanimous determination of the Greenfire Board, after consultation with its legal and financial advisors and following the receipt and review of a unanimous recommendation from the Greenfire Independent Committee, that the Arrangement is in the best interests of Greenfire and is fair to Greenfire Shareholders, other than the Significant Shareholder, including the “unaffiliated security holders” (as defined in Rule 13e-3) of Greenfire, and the unanimous recommendation of the Greenfire Board to Greenfire Shareholders that they vote in favour of the Greenfire Resolution, provided that members of the Greenfire Board who are related parties of the Significant Shareholder shall have abstained in respect of the foregoing determination and recommendation and shall further abstain from voting on any other matters or making any recommendations in respect of the transactions contemplated hereunder;

“Greenfire Capital Program” means the capital program and budget of Greenfire for 2026 set forth in the Greenfire Disclosure Letter, and the capital program and budget of Greenfire for 2027 as approved by the Greenfire Board on or about November 9, 2026, a copy of which will be provided to Strathcona;

“Greenfire Change in Recommendation” has the meaning ascribed thereto in Section 8.2(c)(i);

“Greenfire Consideration” means the consideration to be received by the Greenfire Shareholders pursuant to the Plan of Arrangement consisting of, for each Greenfire Share, at the election of the holder thereof, either: (i) the Cash Consideration; or (ii) the Share Consideration;

“Greenfire Credit Facilities” means the amended and restated credit agreement made as of August 5, 2026 between Greenfire, as borrower, the financial institutions party thereto from time to time, as lenders, and Bank of Montreal, as agent, in respect of Greenfire’s $950 million revolving credit facility and $50 million revolving operating facility;

“Greenfire Disclosure Letter” means the disclosure letter executed by Greenfire and delivered to Strathcona on the date hereof in connection with the execution of this Agreement;

“Greenfire Disposition Event” has the meaning ascribed thereto in Section 8.3(a);

“Greenfire Employees” means any full-time or part-time employee of Greenfire or its subsidiaries, including any such employee on disability (long-term or short-term), workers’ compensation, pregnancy, parental or other statutory or approved leave;

“Greenfire Executives” means Colin Germaniuk (President), Travis Belak (Vice President, Finance), Gord Trainor (Vice President, Geosciences), Jeremie Batias (Vice President, Reservoir Engineering), Mark Andreas (Vice President, Development), Derek Meisner (Vice President, Operations), Robert Loebach (Vice President, Commercial) and Charles Kraus (Corporate Secretary);

“Greenfire Fairness Opinion” means the opinion of CIBC World Markets Inc., the financial advisor to the Greenfire Independent Committee, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Greenfire Consideration to be received by the Greenfire Shareholders under the Arrangement Agreement is fair, from a financial point of view, to the Greenfire Shareholders, other than the Significant Shareholder;

“Greenfire Financial Statements” means, collectively: (i) the audited consolidated financial statements of Greenfire as at and for the years ended December 31, 2025 and 2024, together with the notes thereto and the report of the auditors thereon; and (ii) the unaudited condensed interim consolidated financial statements of Greenfire as at and for the three and nine month periods ended September 30, 2026 and 2025, together with the notes thereto;

“Greenfire Fundamental Representations” means the representations and warranties of Greenfire set forth in paragraphs (a) [Organization], (b) [Corporate Power and Due Authorization], (e) [No Contravention], (j) [Capitalization], (q)(iii) [No Material Adverse Effect], and (xx) [Brokers and Finders] of Schedule D;

“Greenfire Incentive Plan” means the amended and restated omnibus share incentive plan of Greenfire, originally adopted by Greenfire on September 20, 2023 and amended and restated by resolution of the Greenfire Board on February 1, 2024;

“Greenfire Incentive Securities” means, together, Greenfire RSUs and Greenfire PSUs;

“Greenfire Independent Committee” means the independent committee of the Greenfire Board;

“Greenfire Interests” means all mineral property necessary to the operation of the business of Greenfire and its subsidiaries, including oil and gas freehold and leasehold interests which permit Greenfire and its subsidiaries to explore for and extract petroleum, natural gas and related hydrocarbons;

“Greenfire Locked-Up Shareholders” means (i) all of the directors of Greenfire and the Greenfire Executives who hold Greenfire Shares, and (ii) the Significant Shareholder;

“Greenfire Meeting” means the special meeting of Greenfire Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Greenfire Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Parties;

“Greenfire Minority Approval” means a majority of the votes cast on the Greenfire Resolution by Greenfire Shareholders present in person or represented by proxy and entitled to vote at the Greenfire Meeting, excluding for this purpose votes attached to Greenfire Shares beneficially owned, or over which control or direction is exercised, by the Significant Shareholder and any other Person described in items (a) through (d) of section 8.1(2) of MI 61-101;

“Greenfire PSUs” means performance share units of Greenfire granted to eligible participants under the Greenfire Incentive Plan;

“Greenfire Public Disclosure Record” means all documents and information filed by Greenfire under applicable Securities Laws on SEDAR+ and EDGAR during the three years prior to the date hereof which are publicly available as of the date hereof;

“Greenfire Reserves Reports” means, collectively, the independent engineering evaluation of all of Connacher Oil and Gas Limited’s oil, natural gas liquids and natural gas interests prepared by GLJ Ltd. dated March 31, 2026, with an effective date of December 31, 2025, and the independent engineering evaluation of all of Greenfire’s petroleum and natural gas reserves prepared by McDaniel & Associates Consultants Ltd. dated March 12, 2026, with an effective date of December 31, 2025;

“Greenfire Resolution” means the special resolution of the Greenfire Shareholders approving the Arrangement to be considered at the Greenfire Meeting, substantially in the form of Schedule B hereto;

“Greenfire RSUs” means restricted share units of Greenfire granted to eligible participants under the Greenfire Incentive Plan;

“Greenfire Shareholder Approval” means:

(i)	approval by not less than 66⅔% of the votes cast on the Greenfire Resolution by Greenfire Shareholders present in person or represented by proxy and entitled to vote at the Greenfire Meeting; and

(ii)	the Greenfire Minority Approval;

“Greenfire Shareholders” means the holders of Greenfire Shares;

“Greenfire Shares” means common shares in the capital of Greenfire, as currently constituted;

“Greenfire Termination Amount” means $75,000,000.00;

“Greenfire Warrant Agreements” means collectively, the warrant agreement and the amended and restated warrant agreement, each dated September 20, 2023 between Greenfire and Computershare Inc. and Computershare Trust Company, N.A., collectively as warrant agent, with respect to the Greenfire Warrants, and all notices of adjustment delivered by Greenfire to the warrant agent under such agreements;

“Greenfire Warrants” means the 7,526,667 warrants of Greenfire issued pursuant to the Greenfire Warrant Agreements and outstanding as of the date hereof;

“IFRS” means the international financial reporting standards issued by the International Accounting Standards Board that are applicable to public issuers in Canada;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Information Technology” means any computer, information technology, data processing, and communications systems, components, facilities, and services, including all software, hardware, networks, interfaces, platforms, databases and related data, switches, telecommunications equipment, operating systems, websites, website content, links, and equipment relating to the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format;

“Intended U.S. Tax Treatment” has the meaning ascribed thereto in Section 2.16;

“Interim Order” means the interim order of the Court pursuant to section 193(4) of the ABCA made in connection with the Arrangement after being informed of the intention of the Parties to rely upon the Section 3(a)(10) exemption with respect to the securities to be issued pursuant to the Arrangement and providing for, among other things, the calling and holding of the Greenfire Meeting and the Strathcona Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of Strathcona and Greenfire, each acting reasonably);

“Interim Period” means the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms;

“IRS” means the United States Internal Revenue Service;

“Jefferies Formal Valuation and Opinion” means the (i) formal valuation prepared for the Strathcona Independent Committee by Jefferies Securities, Inc., financial advisor to the Strathcona Independent Committee, in accordance with and pursuant to MI 61-101 that, among other things, provides a valuation of the Greenfire Shares, and (ii) opinion of Jefferies Securities, Inc. to the Strathcona Independent Committee to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Greenfire Consideration to be paid by Strathcona pursuant to the Arrangement is fair, from a financial point of view, to Strathcona;

“Joint Circular” means the notice of the Greenfire Meeting and the notice of the Strathcona Meeting to be sent to the Greenfire Shareholders in connection with the Greenfire Meeting and to the Strathcona Shareholders in connection with the Strathcona Meeting, respectively, and the accompanying joint management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, as amended, supplemented or otherwise modified from time to time;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements of any Governmental Entity having the force of law (including the rules of the TSX and the NYSE), whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Lock-Up Agreements” means:

(i)	the lock-up agreement dated the date hereof among the Significant Shareholder, Strathcona and Greenfire;

(ii)	the lock-up agreement dated the date hereof among Strathcona and the Greenfire Locked-Up Shareholders (other than the Significant Shareholder); and

(iii)	the lock-up agreement dated the date hereof among Greenfire and the Strathcona Locked-Up Shareholders (other than the Significant Shareholder);

“Matching Period” has the meaning ascribed thereto in Section 7.5(a)(iv);

“Material Adverse Effect” means, in respect of any Person, any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (x) is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of that Person and its subsidiaries, taken as a whole, or (y) prevents or materially adversely affects, or would reasonably be expected to prevent or materially adversely affect, the ability of that Person to timely perform its obligations under this Agreement, except in each case any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to:

(i)	the announcement of the execution of this Agreement or the transactions contemplated hereby;

(ii)	any change or development in general political, geopolitical, social or regulatory conditions (including, for greater certainty, any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions) in Canada or the United States (provided that such change, development, effect, event, circumstance, fact or occurrence does not have a materially disproportionate effect on that Person relative to other companies in the oil and gas exploration, development and production industry);

(iii)	any decline in crude oil, natural gas or related hydrocarbon prices on a current or forward basis;

(iv)	the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism;

(v)	any epidemic, pandemic, public health event or emergency, or disease outbreak, or any worsening thereof;

(vi)	any change generally affecting the oil and gas exploration, development and production industry (provided that such change, development, effect, event, circumstance, fact or occurrence does not have a materially disproportionate effect on that Person relative to other companies in the oil and gas exploration, development and production industry);

(vii)	any decrease in the trading price or any decline in the trading volume of the equity securities of such Person (it being understood that the causes underlying such change in trading price or trading volume (other than those in items (i) to (vi) above) may be taken into account in determining whether a Material Adverse Effect has occurred); or

(viii)	any action taken by the Person or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business) or upon the written request or with the written consent of the other Party;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” means (i) a misrepresentation as defined in the Securities Act (Alberta), and (ii) for the purposes of applicable U.S. Securities Laws, any untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made;

“No Action Letter” means written confirmation from the Commissioner confirming that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

“NYSE” means the New York Stock Exchange;

“Outside Date” means February 9, 2027, or such later date as may be agreed to in writing by the Parties, provided that if on such date the condition set forth in Section 6.1(d) shall not be satisfied or the SEC Clearance shall not have been obtained, but all other conditions set forth in Article 6 (other than those conditions capable of being satisfied at the Effective Time only) shall have been satisfied, then either Party shall have the right to postpone the Outside Date by successive 30-day periods up to an aggregate of three months by giving written notice to the other Party to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than five days prior to the Outside Date then in effect, provided that it is not in default of its obligations under this Agreement;

“Parties” means Greenfire and Strathcona, and “Party” means either of them;

“Permitted Encumbrances” means: (i) any overriding royalties, net profits interests or other similar Encumbrances applicable to the interests of a Party in respect of its petroleum and natural gas rights and leases and all related tangibles, equipment, facilities and miscellaneous interests to the extent taken into account in the Greenfire Reserves Reports (in the case of Greenfire) or the Strathcona Reserves Report (in the case of Strathcona); (ii) easements, rights of way, servitudes or other similar rights, including rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires; (iii) the regulations and any rights reserved to or vested in any Governmental Entity to levy Taxes or to control or regulate a Party’s interests in any manner, including the right to control or regulate production rates and the conduct of its operations; (iv) statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of mines and minerals; (v) liens for Taxes that are not due or delinquent, or the validity of which are being contested in good faith by a Party; (vi) the reservations, limitations, provisos and conditions in any grants or transfers from the Crown or any other Governmental Entity in respect of any of the lands or lands pooled or unitized therewith or interests therein and exceptions to title under any applicable Laws; (vii) pre-emptive or preferential rights of purchase, rights of first refusal or other restrictions on transfer arising under any agreements to which a Party is, or its properties or assets are, bound, other than any such rights if and to the extent triggered by the Arrangement; (viii) any rights or obligations arising under agreements or plans relating to pooling or unitization of lands that are binding on a Party; (ix) undetermined or inchoate liens, or liens being contested in good faith, incurred or created in the ordinary course of business as security for a Party’s share of the costs and expenses of the development or operation of any of its properties or assets, which costs and expenses are not delinquent as of the Effective Time; (x) undetermined or inchoate processors’, operators’, mechanics’, builders’, materialmen’s and similar liens, or liens being contested in good faith, for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (xi) liens granted in the ordinary course of business to Greenfire or its subsidiaries (in the case of Greenfire) or Strathcona or its subsidiaries (in the case of Strathcona) respecting operations pertaining to petroleum and natural gas rights; and (xii) any Encumbrances under the Greenfire Credit Facilities (in the case of Greenfire) or the Strathcona Credit Facilities (in the case of Strathcona) or the security provided thereunder;

“Person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Personal Information” means information about an identifiable individual other than such individual’s business contact information where such business contact information is collected, used or disclosed for the purposes of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose;

“Plan of Arrangement” means the plan of arrangement, substantially in the form and on the terms set out in Schedule A hereto, and any amendments or variations thereto made in accordance with Section 9.1 hereof or the Plan of Arrangement;

“Pre-Arrangement Amalgamation” has the meaning ascribed thereto in Section 5.7(a);

“Pre-Arrangement Reorganization” has the meaning ascribed thereto in Section 5.7(b)(i);

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Laws relating to the collection, use, disclosure or storage of Personal Information including, but not limited to, the Personal Information Protection Act (Alberta);

“Receiving Party” has the meaning ascribed thereto in Section 7.5(a);

“Representatives” means, in respect of any Person, as applicable, any officer, director, trustee, partner, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its subsidiaries;

“Rule 13e-3” means Rule 13e-3 under the U.S. Exchange Act;

“Schedule 13E-3” has the meaning ascribed thereto in Section 2.5(g);

“SEC” means the United States Securities and Exchange Commission;

“SEC Clearance” means the date on which the SEC confirms orally or in writing that it has no further comments on the Schedule 13E-3 (including the Joint Circular filed as an exhibit thereto);

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces of Canada and the SEC;

“Securities Laws” means, as applicable: (i) the Securities Act (Alberta) or similar statutes of each of the provinces of Canada and the respective rules and regulations under such Laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces of Canada and all rules, by-laws and regulations governing the TSX; and (ii) federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act);

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Share Consideration” means 0.25 of a Strathcona Class B Share for each Greenfire Share, subsequently exchanged for Strathcona Shares in accordance with the Plan of Arrangement;

“Significant Shareholder” means, collectively, Waterous Energy Fund Management Corp., its affiliates and funds managed by it and its affiliates that hold Greenfire Shares and/or Strathcona Shares, excluding, for certainty, Strathcona and Greenfire;

“Strathcona” means Strathcona Resources Ltd. and includes the corporation continuing as “Strathcona Resources Ltd.” following the vertical short form amalgamation of Strathcona and Greenfire pursuant to Section 2.2(h) of the Plan of Arrangement;

“Strathcona Board” means the board of directors of Strathcona as the same is constituted from time to time;

“Strathcona Board Recommendation” means the unanimous determination of the Strathcona Board, after consultation with its legal and financial advisors and following the receipt and review of a unanimous recommendation from the Strathcona Independent Committee, that the Arrangement is in the best interests of Strathcona and is fair to Strathcona Shareholders, other than the Significant Shareholder, and the unanimous recommendation of the Strathcona Board to Strathcona Shareholders that they vote in favour of the Strathcona Resolution, provided that members of the Strathcona Board who are related parties of the Significant Shareholder shall have abstained in respect of the foregoing determination and recommendation and shall further abstain from voting on any other matters or making any recommendations in respect of the transactions contemplated hereunder;

“Strathcona Change in Recommendation” has the meaning ascribed thereto in Section 8.2(d)(i);

“Strathcona Class A Shares” means the Class A Common Shares in the capital of Strathcona following the redesignation of the Strathcona Shares in accordance with the Plan of Arrangement;

“Strathcona Class B Shares” means the Class B Common Shares in the capital of Strathcona to be created and issued in accordance with Sections 2.2(d) and 2.2(e) of the Plan of Arrangement and subsequently exchanged for Strathcona Shares pursuant to Section 2.2(j) of the Plan of Arrangement;

“Strathcona Credit Facilities” means, collectively: (i) the $3.405 billion covenant-based syndicated revolving credit facility of Strathcona, (ii) the $100 million operating revolving credit facility of Strathcona, and (iii) the US$175 million covenant-based term credit facility of Strathcona, in each case, pursuant to an amended and restated credit agreement dated as of December 19, 2025, between Strathcona, as borrower, The Toronto-Dominion Bank, as agent, and the financial institutions party thereto from time to time, as lenders, as amended by an accordion increase agreement made as of June 5, 2026 and a first amending agreement dated July 30, 2026;

“Strathcona Disclosure Letter” means the disclosure letter executed by Strathcona and delivered to Greenfire on the date hereof in connection with the execution of this Agreement;

“Strathcona Disposition Event” has the meaning ascribed thereto in Section 8.3(b);

“Strathcona Executives” means Connor Waterous (Chief Financial Officer), Connie De Ciancio (Chief Commercial Officer), Dale Babiak (Chief Operating Officer), Scott Seipert (Senior Vice-President, Finance), Kim Chiu (President, SCR Cold Lake), Ryan Tracy (President, SCR Lloydminster Thermal) and Ryan Hoskins (President, SCR Lloydminster Conventional);

“Strathcona Financial Statements” means, collectively: (i) the audited consolidated financial statements of Strathcona as at and for the years ended December 31, 2025 and 2024, together with the notes thereto and the report of the auditors thereon; and (ii) the interim unaudited consolidated financial statements of Strathcona as at and for the three and nine month periods ended September 30, 2026 and 2025, together with the notes thereto;

“Strathcona Fundamental Representations” means the representations and warranties of Strathcona set forth in paragraphs (a) [Organization], (b) [Corporate Power and Due Authorization], (e) [No Contravention], (j) [Capitalization], and (q)(iii) [No Material Adverse Effect] of Schedule E;

“Strathcona Independent Committee” means the independent committee of the Strathcona Board;

“Strathcona Interests” means all mineral property necessary to the operation of the business of Strathcona and its subsidiaries, including oil and gas freehold and leasehold interests which permit Strathcona and its subsidiaries to explore for and extract petroleum, natural gas and related hydrocarbons;

“Strathcona Locked-Up Shareholders” means (i) all of the directors of Strathcona and the Strathcona Executives who hold Strathcona Shares, and (ii) the Significant Shareholder;

“Strathcona Meeting” means the special meeting of Strathcona Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Strathcona Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Parties;

“Strathcona Minority Approval” means:

(i)	a majority of the votes cast on the Strathcona Resolution by Strathcona Shareholders present in person or represented by proxy and entitled to vote at the Strathcona Meeting, excluding for this purpose votes attached to any Strathcona Shares beneficially owned, or over which control or direction is exercised, by the Significant Shareholder and any other Persons whose votes are required to be excluded in accordance with the policies of the TSX; and

(ii)	a majority of the votes cast on the Strathcona Resolution by Strathcona Shareholders present in person or represented by proxy and entitled to vote at the Strathcona Meeting, excluding for this purpose votes attached to Strathcona Shares beneficially owned, or over which control or direction is exercised, by the Significant Shareholder and any other Person described in items (a) through (d) of section 8.1(2) of MI 61-101;

“Strathcona Public Disclosure Record” means all documents and information filed by Strathcona under applicable Securities Laws on SEDAR+ during the three years prior to the date hereof which are publicly available as of the date hereof;

“Strathcona Reserves Report” means the independent engineering evaluation of all of Strathcona’s petroleum and natural gas reserves prepared by McDaniel & Associates Consultants Ltd. dated March 3, 2026, with an effective date of December 31, 2025;

“Strathcona Resolution” means the special resolution of the Strathcona Shareholders approving the Arrangement to be considered at the Strathcona Meeting, substantially in the form of Schedule C hereto;

“Strathcona Shareholder Approval” means:

(i)	approval by not less than 66⅔% of the votes cast on the Strathcona Resolution by Strathcona Shareholders present in person or represented by proxy and entitled to vote at the Strathcona Meeting; and

(ii)	the Strathcona Minority Approval;

“Strathcona Shareholders” means the holders of Strathcona Shares;

“Strathcona Shares” means common shares in the capital of Strathcona as currently constituted, and, where the context so requires, includes the Strathcona Class A Shares and the Strathcona Class B Shares to be issued pursuant to Section 2.2(e) of the Plan of Arrangement and the common shares of the amalgamated corporation continuing as “Strathcona Resources Ltd.” following the vertical short form amalgamation of Strathcona and Greenfire pursuant to Section 2.2(h) of the Plan of Arrangement and the exchange of Class A Common Shares in the capital of the amalgamated corporation and Strathcona Class B Shares for common shares pursuant to Section 2.2(j) of the Plan of Arrangement;

“Strathcona Termination Amount” means $75,000,000.00;

“subsidiary” means, in respect of a Party, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Party and shall include any body corporate, partnership, joint venture or other entity over which such Party exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means a bona fide unsolicited, written Acquisition Proposal made after the date of this Agreement that:

(i)	complies with applicable Law;

(ii)	in respect of an Acquisition Proposal made to Greenfire or the Greenfire Shareholders, did not result from or otherwise involve a breach of Section 7.1, Section 7.2, Section 7.3 or Section 7.5 by Greenfire or its Representatives;

(iii)	in respect of an Acquisition Proposal made to Strathcona or the Strathcona Shareholders, did not result from or otherwise involve a breach of Section 7.1, Section 7.2, Section 7.4 or Section 7.5 by Strathcona or its Representatives;

(iv)	relates to the acquisition of 100% of a Party’s outstanding common shares or all or substantially all of the consolidated assets of a Party and its subsidiaries;

(v)	is reasonably capable of being completed without undue delay, relative to the Arrangement, taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal and the likelihood of obtaining the required shareholder approvals in respect of such Acquisition Proposal;

(vi)	is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors and the committee of independent directors of such Party, acting in good faith (and after receipt of advice from their financial advisors and outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(vii)	is not subject to any due diligence and/or access condition; and

(viii)	in respect of which a Party’s board of directors and such Party’s committee of independent directors determine, in their good faith judgment, after consultation with outside legal counsel and after receiving advice from their financial advisors, that:

(A)	the failure by the board of directors to recommend that the Party enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and

(B)	having regard to all of its terms and conditions, such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of such Party’s common shares from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by a Party pursuant to Section 7.5(b));

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.5(a)(ii);

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

“Taxes” in respect of a Person means: (i) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including national, federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment and unemployment taxes and insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, government pension plan premiums or contributions and other charges from Governmental Entities, and other obligations of the same or of a similar nature to any of the foregoing, which such Person or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (ii) any liability for the payment of any amount described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise;

“Transaction Personal Information” means Personal Information in the possession, custody or control of a Party or any of its subsidiaries, including Personal Information about a Party’s employees, contractors, suppliers, customers, directors, officers, shareholders or other securityholders that is or will be: (i) disclosed by a Party to the other Party prior to the Effective Time; or (ii) collected by a Party prior to the Effective Time from the other Party, in either case in connection with the Arrangement;

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code;

“TSX” means the Toronto Stock Exchange;

“TSX Approval” means the conditional approval by the TSX of the listing of (i) the Strathcona Shares to be issued pursuant to the Arrangement, and (ii) the Strathcona Shares issuable upon exercise of Greenfire Warrants from and after the Effective Date, in each case on the TSX, subject only to customary listing conditions;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and U.S. state securities laws; and

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	Knowledge

In this Agreement, references to “the knowledge of Greenfire” mean the actual collective knowledge, following due inquiry, of Colin Germaniuk (President) and Travis Belak (Vice President, Finance).

In this Agreement, references to “the knowledge of Strathcona” mean the actual collective knowledge, following due inquiry, of Connor Waterous (Chief Financial Officer), Connie De Ciancio (Chief Commercial Officer) and Dale Babiak (Chief Operating Officer).

1.8	Subsidiaries

References to Greenfire in Article 3 and Schedule D refer to Greenfire and its subsidiaries on a consolidated basis, except that references to Greenfire in paragraphs (c) [Subsidiaries], (d) [Ownership of Subsidiaries], (i) [Reporting Issuer Status], (j) [Capitalization], (p) [Greenfire Public Disclosure Record] and (s) [Greenfire Financial Statements] of Schedule D refer only to Greenfire and not to its subsidiaries.

References to Strathcona in Article 4 and Schedule E refer to Strathcona and its subsidiaries on a consolidated basis, except that references to Strathcona in paragraphs (c) [Subsidiaries], (d) [Ownership of Subsidiaries], (i) [Reporting Issuer Status], (j) [Capitalization], (p) [Strathcona Public Disclosure Record] and (s) [Strathcona Financial Statements] of Schedule E refer only to Strathcona and not to its subsidiaries.

1.9	References to Legislation

Unless the contrary intention appears, references in this Agreement to any statute include the regulations promulgated thereunder and references to a statute or regulation or sections thereof shall include such statute or regulation as amended or substituted.

1.10	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A – Plan of Arrangement

Schedule B – Greenfire Resolution

Schedule C – Strathcona Resolution

Schedule D – Representations and Warranties of Greenfire

Schedule E – Representations and Warranties of Strathcona

Article 2
THE ARRANGEMENT

2.1	The Arrangement

Subject to the terms of this Agreement, Strathcona and Greenfire agree to carry out the Arrangement in accordance with the Plan of Arrangement.

2.2	Interim Order

(a)	As soon as reasonably practicable following the date of execution of this Agreement, the Parties shall, in a manner reasonably acceptable to Strathcona and Greenfire, jointly prepare, file, proceed with and diligently pursue a joint application to the Court for the Interim Order.

(b)	The Interim Order shall provide, among other things:

(i)	in respect of Greenfire:

(A)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Greenfire Meeting and the manner in which such notice is to be provided;

(B)	that the requisite approval for the Greenfire Resolution shall be the Greenfire Shareholder Approval;

(C)	that, in all other respects, the terms, conditions and restrictions of Greenfire’s constating documents, including quorum requirements and other matters, shall apply in respect of the Greenfire Meeting;

(D)	for the grant of the Dissent Rights to registered holders of Greenfire Shares as contemplated in the Plan of Arrangement, which Dissent Rights shall provide that a Greenfire Shareholder’s written objection to the Greenfire Resolution must be received by Greenfire no later than five Business Days before the Greenfire Meeting;

(E)	that, unless otherwise determined by the Chair of the Greenfire Meeting, the deadline for submission of proxies by Greenfire Shareholders for the Greenfire Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Greenfire Meeting;

(F)	that the Greenfire Meeting may be adjourned or postponed from time to time by Greenfire in accordance with the terms of this Agreement without the need for additional approval of the Court;

(G)	for the record date for the purposes of determining the Greenfire Shareholders entitled to receive notice of and to vote at the Greenfire Meeting in accordance with the Interim Order;

(H)	that holders of Greenfire securities shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter an appearance by the time stipulated in the Interim Order; and

(I)	that the record date for Greenfire Shareholders entitled to notice of and to vote at the Greenfire Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Greenfire Meeting, unless required by applicable Law;

(ii)	in respect of Strathcona:

(A)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Strathcona Meeting and the manner in which such notice is to be provided;

(B)	that the requisite approval for the Strathcona Resolution shall be the Strathcona Shareholder Approval;

(C)	that, in all other respects, the terms, conditions and restrictions of Strathcona’s constating documents, including quorum requirements and other matters, shall apply in respect of the Strathcona Meeting;

(D)	that, unless otherwise determined by the Chair of the Strathcona Meeting, the deadline for submission of proxies by Strathcona Shareholders for the Strathcona Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Strathcona Meeting;

(E)	that the Strathcona Meeting may be adjourned or postponed from time to time by Strathcona in accordance with the terms of this Agreement without the need for additional approval of the Court;

(F)	for the record date for the purposes of determining the Strathcona Shareholders entitled to receive notice of and to vote at the Strathcona Meeting in accordance with the Interim Order;

(G)	that holders of Strathcona Shares shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter an appearance by the time stipulated in the Interim Order; and

(H)	that the record date for Strathcona Shareholders entitled to notice of and to vote at the Strathcona Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Strathcona Meeting, unless required by applicable Law;

(iii)	for notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(iv)	for such other matters as the Parties may agree in writing, acting reasonably.

(c)	In seeking the Interim Order, Greenfire and Strathcona shall advise the Court that it is their intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Strathcona Shares and any other securities to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement.

2.3	Greenfire Meeting

Subject to the terms of this Agreement and receipt of the Interim Order:

(a)	Greenfire shall, as soon as reasonably practicable and in consultation with Strathcona, set the record date for Greenfire Shareholders entitled to vote at the Greenfire Meeting, and convene and conduct the Greenfire Meeting in accordance with the Interim Order, Greenfire’s constating documents and applicable Laws. Greenfire shall use its commercially reasonable efforts to schedule the Greenfire Meeting on the same day as, and following, the Strathcona Meeting, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Greenfire Meeting without the prior written consent of Strathcona, except:

(A)	as required for quorum purposes (in which case the Greenfire Meeting shall be adjourned or postponed and not cancelled, and shall be reconvened not later than 10 days from the date of the originally scheduled Greenfire Meeting);

(B)	as required or permitted under Section 6.5 or Section 7.5(e);

(C)	as required by applicable Law or a Governmental Entity;

(D)	at the request of Strathcona for the purpose of attempting to obtain the Greenfire Shareholder Approval in respect of the Greenfire Resolution, in which case the Greenfire Meeting shall be reconvened not later than 10 days from the date of the originally scheduled Greenfire Meeting; or

(E)	if the Strathcona Meeting has been adjourned or postponed in accordance with this Agreement, to permit the Greenfire Meeting to be held on the same day as, and following, the adjourned or postponed Strathcona Meeting.

(b)	Greenfire will use commercially reasonable efforts to solicit proxies in favour of the approval of the Greenfire Resolution, including, at Greenfire’s discretion or if so requested by Strathcona, using the services of dealers and proxy solicitation service firms to solicit proxies in favour of the Greenfire Resolution. Greenfire shall instruct Greenfire’s transfer agent to report to Strathcona and its designated Representatives on a daily basis on each of the last 10 Business Days prior to the Greenfire Meeting as to the aggregate tally of the proxies received by Greenfire in respect of the Greenfire Resolution.

(c)	Greenfire will permit Strathcona to, at its expense, on behalf of the management of Greenfire, directly or through a proxy solicitation service firm of its choice, actively solicit proxies in favour of the approval of the Greenfire Resolution.

(d)	Except for non-substantive communications from any Greenfire Shareholder, Greenfire will promptly advise Strathcona of any communication (written or oral) from any Greenfire Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Greenfire Shareholder of Dissent Rights received by Greenfire in relation to the Greenfire Resolution and any withdrawal of Dissent Rights received by Greenfire, and any written communications sent by or on behalf of Greenfire to any Greenfire Shareholder exercising or purporting to exercise Dissent Rights in relation to the Greenfire Resolution.

(e)	Greenfire will not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights without the prior written consent of Strathcona.

(f)	Greenfire, at the request of Strathcona from time to time, will provide Strathcona with a list of the:

(i)	registered Greenfire Shareholders, together with their addresses and respective holdings of Greenfire Shares,

(ii)	names, addresses and holdings of all Persons owning securities of Greenfire that entitle the holder to subscribe for or otherwise acquire Greenfire Shares (including holders of Greenfire Warrants), and

(iii)	participants and book-based nominee registrants such as CDS & Co., Cede & Co. and The Depository Trust Company, and non-objecting beneficial owners of Greenfire Shares, together with their addresses and respective holdings of Greenfire Shares, all as of a date that is as close as reasonably practicable to the date of delivery of such lists. Greenfire will instruct its registrar and transfer agent to furnish Strathcona with such additional information, including updated or additional lists of Greenfire Shareholders, and lists of securities positions and other assistance, as Strathcona may reasonably request from time to time.

2.4	Strathcona Meeting

Subject to the terms of this Agreement and receipt of the Interim Order:

(a)	Strathcona shall, as soon as reasonably practicable and in consultation with Greenfire, set the record date for Strathcona Shareholders entitled to vote at the Strathcona Meeting, and convene and conduct the Strathcona Meeting in accordance with the Interim Order, Strathcona’s constating documents and applicable Laws. Strathcona shall use its commercially reasonable efforts to schedule the Strathcona Meeting on the same day as, and prior to, the Greenfire Meeting, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Strathcona Meeting without the prior written consent of Greenfire, except:

(A)	as required for quorum purposes (in which case the Strathcona Meeting shall be adjourned or postponed and not cancelled, and shall be reconvened not later than 10 days from the date of the originally scheduled Strathcona Meeting);

(B)	as required or permitted under Section 6.5 or Section 7.5(e);

(C)	as required by applicable Law or a Governmental Entity; or

(D)	at the request of Greenfire for the purpose of attempting to obtain the Strathcona Shareholder Approval in respect of the Strathcona Resolution, in which case the Strathcona Meeting shall be reconvened not later than 10 days from the date of the originally scheduled Strathcona Meeting.

(b)	Strathcona will use commercially reasonable efforts to solicit proxies in favour of the approval of the Strathcona Resolution, including, at Strathcona’s discretion or if so requested by Greenfire, using the services of dealers and proxy solicitation service firms to solicit proxies in favour of the approval of the Strathcona Resolution. Strathcona shall instruct Strathcona’s transfer agent to report to Greenfire and its designated Representatives on a daily basis on each of the last 10 Business Days prior to the Strathcona Meeting as to the aggregate tally of the proxies received by Strathcona in respect of the Strathcona Resolution.

(c)	Strathcona will permit Greenfire to, at its expense, on behalf of the management of Strathcona, directly or through a proxy solicitation service firm of its choice, actively solicit proxies in favour of the approval of the Strathcona Resolution.

(d)	Except for non-substantive communications from any Strathcona Shareholder, Strathcona will promptly advise Greenfire of any communication (written or oral) from any Strathcona Shareholder in opposition to the Arrangement.

(e)	Strathcona, at the request of Greenfire from time to time, will provide Greenfire with a list of the:

(i)	registered Strathcona Shareholders, together with their addresses and respective holdings of Strathcona Shares,

(ii)	names, addresses and holdings of all Persons owning securities of Strathcona that entitle the holder to subscribe for or otherwise acquire Strathcona Shares, and

(iii)	participants and book-based nominee registrants such as CDS & Co., Cede & Co. and The Depository Trust Company, and non-objecting beneficial owners of Strathcona Shares, together with their addresses and respective holdings of Strathcona Shares, all as of a date that is as close as reasonably practicable to the date of delivery of such lists. Strathcona will instruct its registrar and transfer agent to furnish Greenfire with such additional information, including updated or additional lists of Strathcona Shareholders, and lists of securities positions and other assistance, as Greenfire may reasonably request from time to time.

2.5	Joint Circular

(a)	As soon as reasonably practicable following the date of execution of this Agreement, Greenfire and Strathcona shall jointly prepare the Joint Circular and the Schedule 13E-3 in a form mutually acceptable to the Parties, each acting reasonably, and the Parties shall submit the Schedule 13E-3, with the Joint Circular as an exhibit to the Schedule 13E-3, to the SEC for SEC Clearance.

(b)	As soon as practicable following the receipt of the Interim Order, the Parties shall cause the Joint Circular and any other documents required by applicable Law in connection with the Greenfire Meeting and the Strathcona Meeting to be filed with the Securities Authorities and sent to each Greenfire Shareholder and each Strathcona Shareholder and any other Person as required by the Interim Order or applicable Law, and in any event so as to permit the Greenfire Meeting and the Strathcona Meeting to be held in accordance with Section 2.3 and Section 2.4 and, in the case of the Greenfire Meeting, not less than 20 calendar days following the date on which the Joint Circular is first sent to Greenfire Shareholders, as required by Rule 13e-3(f)(1). Notwithstanding anything to the contrary in this Agreement, neither the Greenfire Meeting nor the Strathcona Meeting shall be held prior to SEC Clearance.

(c)	Each Party shall ensure that the Joint Circular and the Schedule 13E-3 comply in all material respects with the Interim Order and applicable Laws (including Rule 13e-3), and, without limiting the generality of the foregoing, that the Joint Circular and the Schedule 13E-3 do not contain a Misrepresentation (other than, in the case of Greenfire, with respect to any Strathcona Information and, in the case of Strathcona, with respect to any Greenfire Information, for which such Party shall not be responsible) and provide the Greenfire Shareholders and the Strathcona Shareholders, respectively, with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Greenfire Meeting and the Strathcona Meeting, respectively. Without limiting the generality of the foregoing, the Joint Circular will include, among other things:

(i)	a copy of the Greenfire Fairness Opinion;

(ii)	a copy of the CIBC Formal Valuation and a summary thereof;

(iii)	a statement that the Greenfire Independent Committee has received the Greenfire Fairness Opinion and the CIBC Formal Valuation and that the Greenfire Independent Committee has unanimously, after receiving legal and financial advice and taking into account various factors, determined the Arrangement is fair to the Greenfire Shareholders, other than the Significant Shareholder, and in the best interests of Greenfire and recommended that the Greenfire Board approve this Agreement;

(iv)	the Greenfire Board Recommendation;

(v)	a statement that each of the Greenfire Locked-Up Shareholders intends to vote all of such Person’s Greenfire Shares (including any Greenfire Shares issued upon the exercise of any Greenfire Warrants) in favour of the Greenfire Resolution, subject to the other terms of this Agreement and the Lock-Up Agreements;

(vi)	all other information required by Rule 13e-3 to be included in the Joint Circular, including the determination of each filing person on the Schedule 13E-3 as to whether the Arrangement is fair to the “unaffiliated security holders” (as defined in Rule 13e-3) of Greenfire and the reasons therefor, the summaries of reports, opinions and appraisals required by Items 1014 and 1015 of Regulation M-A, and the information required by Rule 13e-3(e)(1);

(vii)	a copy of the Jefferies Formal Valuation and Opinion and a summary thereof;

(viii)	a statement that the Strathcona Independent Committee, after evaluating the Arrangement with the assistance of management and legal and financial advisors and taking into account various factors, has unanimously recommended that the Strathcona Board approve this Agreement and determined the Arrangement is fair to the Strathcona Shareholders, other than the Significant Shareholder;

(ix)	the Strathcona Board Recommendation; and

(x)	a statement that each of the Strathcona Locked-Up Shareholders intends to vote all of such Person’s Strathcona Shares in favour of the Strathcona Resolution, subject to the other terms of this Agreement and the Lock-Up Agreements.

(d)	Each Party will furnish to the other Party, on a timely basis and in writing, all such information regarding such Party and its affiliates as may be required by applicable Law to be included in the Joint Circular, the Schedule 13E-3 and other documents related thereto, including the information about such Party which is required under Item 14.2 of Form 51-102F5 of National Instrument 51-102 - Continuous Disclosure Obligations (such information, in the case of Greenfire, the “Greenfire Information” and, in the case of Strathcona, the “Strathcona Information”). Each Party shall ensure that the Greenfire Information or the Strathcona Information, as applicable, furnished by it does not contain any Misrepresentation. Each Party acknowledges and agrees that the other Party shall be entitled to rely on the accuracy of all Greenfire Information or Strathcona Information, as applicable, furnished by such Party, and each Party hereby indemnifies and saves harmless the other Party and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses incurred or suffered by the other Party or any of its Representatives as a result of, or arising from, (i) any Misrepresentation or alleged Misrepresentation contained in the Greenfire Information or the Strathcona Information, as applicable, furnished by such Party and (ii) any order made, or any inquiry, investigation or proceeding by the SEC, any Securities Authorities or other Governmental Entity, to the extent based on any Misrepresentation or alleged Misrepresentation contained in such information. Each Party shall ensure that the Schedule 13E-3 includes all information required by Rule 13e-3 to be included in the Schedule 13E-3 with respect to such Party as a filing person.

(e)	Each Party and its respective legal counsel shall be given a reasonable opportunity to review and comment on the Joint Circular, the Schedule 13E-3 and related documents (including, in accordance with Section 2.5(h), any comments or response to comments from the SEC), prior to the Joint Circular being printed and mailed to the Greenfire Shareholders and the Strathcona Shareholders and filed with the Securities Authorities and prior to the Schedule 13E-3 (or any amendment thereto) being filed with the SEC, and reasonable consideration shall be given to any comments made by each Party and its respective counsel, provided that all information relating to Strathcona and its subsidiaries included in the Joint Circular or the Schedule 13E-3 shall be in form and content reasonably satisfactory to Strathcona and all information relating to Greenfire and its subsidiaries included in the Joint Circular or the Schedule 13E-3 shall be in form and content reasonably satisfactory to Greenfire. Each Party shall be provided with a final copy of the Joint Circular prior to its mailing to the Greenfire Shareholders and the Strathcona Shareholders and its filing with the Securities Authorities, and a final copy of the Schedule 13E-3 (and any amendment thereto) prior to its filing with the SEC.

(f)	Greenfire and Strathcona shall each promptly notify each other if at any time before the Effective Date, it becomes aware (in the case of Greenfire only with respect to Greenfire and in the case of Strathcona only with respect to Strathcona) that the Joint Circular or the Schedule 13E-3 contains a Misrepresentation, or of any fact that otherwise requires an amendment or supplement to the Joint Circular or the Schedule 13E-3, and the Parties shall cooperate in the preparation of any amendment or supplement to the Joint Circular or the Schedule 13E-3, as required or appropriate, and each of Greenfire and Strathcona shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Joint Circular to the Greenfire Shareholders or the Strathcona Shareholders, respectively, and, if required by the Court or applicable Laws, file the same with the Securities Authorities and the SEC and as otherwise required.

(g)	The Parties shall cooperate to: (i) jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”) relating to the transactions contemplated hereby and by the Plan of Arrangement, with Greenfire, Strathcona, the Significant Shareholder and such other Persons as may be required by Rule 13e-3 as filing persons, and furnish to each other all information concerning such Party and its affiliates as may be required or reasonably requested in connection with the preparation of the Schedule 13E-3; (ii) respond as promptly as practicable to any comments received from the SEC with respect to the Schedule 13E-3 or the Joint Circular; (iii) as promptly as practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by applicable Law; (iv) use reasonable best efforts to resolve all SEC comments with respect to the Schedule 13E-3 as promptly as practicable; (v) as promptly as practicable prepare, file and distribute to the Greenfire Shareholders any supplement or amendment to the Schedule 13E-3 if and to the extent required by Law, including if any event occurs which requires such action at any time prior to the Greenfire Meeting; and (vi) promptly file a final amendment to the Schedule 13E-3 reporting the results of the Arrangement as required by Rule 13e-3(d)(3); provided that Greenfire shall make all such filings on EDGAR. The Parties acknowledge that the obligations of the Significant Shareholder to act as a filing person on the Schedule 13E-3, to furnish all information concerning the Significant Shareholder and its affiliates required by Rule 13e-3, and to make the fairness determination and other statements contemplated by Section 2.5(c)(vi) are set forth in the Lock-Up Agreement among the Significant Shareholder, Strathcona and Greenfire.

(h)	Each Party shall promptly provide the other Party and its counsel with copies of any written comments or other correspondence, and a summary of any substantive oral comments, that it or its counsel may receive from the SEC with respect to the Schedule 13E-3 or the Joint Circular, and, prior to filing the Schedule 13E-3 or any amendment or supplement thereto or responding to any SEC comments, shall consult with the other Party, provide the other Party with a reasonable opportunity to review and comment on such document or response, and give reasonable consideration to any comments made by the other Party. Each Party shall, to the extent permitted by the SEC, give the other Party and its counsel the opportunity to participate in any meeting or substantive telephone or video conference with the SEC or its staff with respect to the Schedule 13E-3 or the Joint Circular.

(i)	Each Party shall use reasonable efforts to obtain and deliver any consents of its auditors, financial advisors and other experts that are required under applicable Laws for the inclusion of their reports, opinions, valuations or presentations (or summaries thereof) in the Joint Circular or the Schedule 13E-3, including the filing of such reports, opinions, valuations and presentations as exhibits to the Schedule 13E-3 as required by Item 1016(c) of Regulation M-A.

2.6	Final Order

If (i) the Interim Order is obtained, (ii) the Greenfire Resolution is passed at the Greenfire Meeting by Greenfire Shareholders as provided for in the Interim Order and as required by applicable Law, and (iii) the Strathcona Resolution is passed at the Strathcona Meeting by Strathcona Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Parties shall as soon as reasonably practicable thereafter, and in any event within three Business Days on which the Court is sitting thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue a joint application for the Final Order.

2.7	Court Proceedings

Subject to the terms of this Agreement, the Parties will jointly and diligently pursue the Interim Order and the Final Order. Each Party will provide the other Party and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and will give reasonable consideration to all comments of the other Party. The Parties will ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement. Each Party will also provide the other Party’s legal counsel on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on such Party or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, neither Party will file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend materials so filed or served, except as contemplated hereby or with the other Party’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require either Party to agree or consent to any change in the Greenfire Consideration, the Dividend Payment or any other modification or amendment to such filed or served materials that expands or increases such Party’s obligations or diminishes such Party’s rights set forth in this Agreement or in such materials. The Parties will oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if a Party is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it will do so only after notice to, and in consultation and cooperation with, the other Party.

2.8	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all securities issued under the Arrangement will be issued by Strathcona in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate Strathcona’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Court will be asked to approve and satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement;

(b)	prior to the issuance of the Interim Order, the Parties will file with the Court a draft copy of the proposed text of the Joint Circular together with any other documents required by applicable Law in connection with the Greenfire Meeting and the Strathcona Meeting;

(c)	pursuant to Section 2.2(c), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Strathcona securities that will be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(d)	the Interim Order approving the Greenfire Meeting and the Strathcona Meeting will specify that each Person entitled to receive Strathcona securities pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance by the time stipulated in the Interim Order;

(e)	the Parties will ensure that each Greenfire Shareholder and other Person entitled to receive Strathcona securities pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)	the Court will be required to hold a hearing to satisfy itself that the Arrangement is fair and reasonable to all Persons who are entitled to receive Strathcona securities pursuant to the Arrangement;

(g)	the Parties will use reasonable efforts to cause the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court to expressly state that the Arrangement is approved by the Court as fair and reasonable to all Persons entitled to receive Strathcona securities pursuant to the Arrangement;

(h)	the Parties will use reasonable efforts to cause the Final Order to state that it serves as a basis of a claim to the Section 3(a)(10) exemption with respect to the distribution of securities pursuant to the Arrangement in substantially the following form:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirement otherwise imposed by that Act, regarding the issuance and distribution of securities of Strathcona pursuant to the Plan of Arrangement.”;

(i)	each Person entitled to receive Strathcona securities pursuant to the Arrangement will be advised that such securities have not been and will not be registered under the U.S. Securities Act and will be issued by Strathcona in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act;

(j)	the Joint Circular will disclose that Strathcona securities received pursuant to the Arrangement by Persons who are, or within 90 days prior to the Effective Date were, “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Strathcona will be subject to restrictions on resale under the U.S. Securities Act, and may be resold only pursuant to Rule 144, an effective registration statement or another available exemption; and

(k)	the Parties acknowledge that the exemption under Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of any securities upon the exercise of the Greenfire Warrants or any other convertible securities following the Effective Time, and Strathcona shall take all such actions as may be reasonably necessary to ensure that any such issuance is made pursuant to an available exemption therefrom.

2.9	Treatment of Greenfire Incentive Securities

(a)	The Greenfire Board has approved the vesting of all outstanding Greenfire Incentive Securities effective immediately before the Effective Time (other than any Greenfire Incentive Securities that vest or have vested before such date) conditional upon the subsequent consummation of the Arrangement and the Parties acknowledge and agree that all such outstanding Greenfire Incentive Securities shall vest immediately before the Effective Time (other than any Greenfire Incentive Securities that vest or have vested before such date), and be deemed to have been surrendered and cancelled in accordance with the Plan of Arrangement and the applicable Greenfire Award Termination Agreement.

(b)	Greenfire shall use its commercially reasonable efforts to enter into a Greenfire Award Termination Agreement with each Greenfire Awardholder not less than three Business Days prior to the date on which the application for the Interim Order is heard (the “Award Deadline”). Each Greenfire Award Termination Agreement shall provide, to the extent applicable to each Greenfire Awardholder, that all Greenfire RSUs and Greenfire PSUs, as applicable, held by such Greenfire Awardholder, shall be fully vested immediately prior to the Effective Time (unless vested before such date) and such Greenfire Awardholder shall consent and agree to such Greenfire RSUs and Greenfire PSUs being surrendered and cancelled in accordance with the terms of the Plan of Arrangement and the applicable Greenfire Award Termination Agreement. As soon as practicable following the Effective Time, Strathcona shall pay the amounts payable to each Greenfire Awardholder pursuant to the Plan of Arrangement and the applicable Greenfire Award Termination Agreement through its normal payroll practices and procedures or, where payment through payroll is not practicable, by cheque, wire transfer or other immediately available funds.

(c)	The “Performance Multiplier” (as defined in the Greenfire Incentive Plan) for all Greenfire PSUs for which vesting has been accelerated as a result of the completion of the Arrangement will be based on the applicable Performance Multipliers as previously determined by the Greenfire Board for the applicable performance assessment periods and the Performance Multiplier for the most recent performance assessment period as determined by the Greenfire Board, acting reasonably and in a manner consistent with past practices, and each applicable Performance Multiplier shall be as set forth in Schedule 2.9(c) of the Greenfire Disclosure Letter.

(d)	Notwithstanding any provision to the contrary contained in this Agreement, if Greenfire enters into a Greenfire Award Termination Agreement with each Greenfire Awardholder on or prior to the Award Deadline pursuant to Section 2.9(b), the Plan of Arrangement shall be automatically amended to remove Sections 2.2(b) and 2.2(c) thereto and related provisions regarding the settlement of outstanding Greenfire Incentive Securities and to make all corresponding adjustments required thereto.

(e)	For greater certainty, Section 2.15 shall apply with respect to the settlement of Greenfire Incentive Securities.

2.10	Treatment of Greenfire Warrants

The Greenfire Warrants will be dealt with in accordance with their terms, as set out in the Plan of Arrangement.

2.11	Effective Date

The Arrangement shall become effective commencing at the Effective Time on the Effective Date, which the Parties agree shall occur as soon as practicable and in any event not more than five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Sections 6.1, 6.2 and 6.3 of this Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist) and will have all of the effects provided by applicable Law. Each Party shall file its respective Articles of Arrangement on the Effective Date.

2.12	Payment of Cash Consideration and Dividend Payment

(a)	Strathcona will, following receipt of the Final Order and prior to the Effective Time, deliver or cause to be delivered to the Depositary in escrow pending the Effective Time, sufficient funds to satisfy the aggregate Cash Consideration to be paid to Greenfire Shareholders (other than dissenting Greenfire Shareholders) under the Arrangement.

(b)	Strathcona will, following receipt of the Final Order and prior to the Effective Time, deliver or cause to be delivered to the Depositary in escrow pending the Effective Time, sufficient funds to satisfy the Dividend Payment.

2.13	Announcement and Shareholder Communications

(a)	The Parties shall issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text of such announcement to be in the form approved by each of Strathcona and Greenfire in advance, acting reasonably and without delay. Each Party shall consult with the other Party prior to issuing any other press releases or otherwise making public written statements with respect to the Arrangement or this Agreement and shall provide the other Party with a reasonable opportunity to review and comment on all such press releases or public written statements prior to the release thereof. Strathcona and Greenfire agree to cooperate in the preparation of presentations, if any, to Greenfire Shareholders or Strathcona Shareholders regarding the Plan of Arrangement.

(b)	Section 2.13(a) shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(c)	Each Party consents to the filing of this Agreement by the other Party on SEDAR+ and, in the case of Greenfire, on EDGAR, in each case as required by applicable Securities Laws. The Parties shall cooperate to ensure that any written communication relating to the Arrangement made by or on behalf of any filing person prior to the filing of the Schedule 13E-3 is filed with the SEC under cover of Schedule 13E-3 on the date of first use as required by Rule 13e-3(d)(2).

2.14	Stock Exchange Delisting and Exchange Act Deregistration

Prior to the Effective Date, each of Greenfire and Strathcona shall cooperate with the other Party and use its commercially reasonable efforts to take, or cause to be taken, all actions necessary to enable (i) the delisting of the Greenfire Shares from the TSX and the NYSE (including, if requested by Strathcona, such actions as may be necessary to delist the Greenfire Shares on the Effective Date or as soon as reasonably practicable thereafter), (ii) the deregistration of the Greenfire Shares under the U.S. Exchange Act and under any applicable Securities Laws, and (iii) the cessation of the reporting issuer status of Greenfire under applicable Securities Laws, in each case as promptly as practicable following the Effective Time.

2.15	Withholding Taxes

Strathcona, Greenfire and the Depositary (in this paragraph, a “payor”) shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person hereunder or under the Plan of Arrangement and from all dividends or other distributions or other payments otherwise payable to any former securityholders of Strathcona or Greenfire such amounts as the applicable payor may be permitted or required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.16	U.S. Tax Matters

For U.S. federal income tax purposes, the Parties intend that (i) the Arrangement, including the amalgamation pursuant thereto, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder, (ii) each of the Parties will be a “party to a reorganization” within the meaning of Section 368(b) of the Code, and (iii) this Agreement, together with the Plan of Arrangement, will constitute and be adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) (the “Intended U.S. Tax Treatment”). The Parties shall reasonably cooperate with each other and their respective counsel in connection with any request by a Party to confirm the Intended U.S. Tax Treatment, including by providing to the counsel of each Party any customary officer’s certificate that includes representations reasonably necessary therefor and any other information reasonably required to appropriately describe the Intended U.S. Tax Treatment in the Joint Circular or the Schedule 13E-3.

Strathcona shall prepare any IRS Form 8937 consistent with the Intended U.S. Tax Treatment. Notwithstanding the foregoing, neither Party makes any representation or warranty that the Arrangement will qualify for the Intended U.S. Tax Treatment, and the qualification of the Arrangement for the Intended U.S. Tax Treatment shall not be a condition to completion of the Arrangement.

2.17	Tax Matters

It is intended that each Greenfire Shareholder who transfers Greenfire Shares to Strathcona solely in exchange for the Share Consideration pursuant to the Arrangement will be eligible for a tax-deferred rollover in respect of such exchange pursuant to and on the terms and conditions set out in section 85.1 of the Tax Act; provided that any such Greenfire Shareholder shall be entitled to make a joint income tax election with Strathcona, pursuant to subsection 85(1) or subsection 85(2) of the Tax Act, and the corresponding provisions of any applicable provincial legislation, with respect to such transfer, in accordance with Section 2.4 of the Plan of Arrangement.

Article 3
REPRESENTATIONS AND WARRANTIES OF GREENFIRE

3.1	Representations and Warranties

Except as disclosed in the Greenfire Public Disclosure Record (excluding any disclosures set forth in any section of a document in the Greenfire Public Disclosure Record entitled “Risk Factors” or “Forward-Looking Information” or any other disclosures included in such filings to the extent that they are forward-looking in nature) or in the Greenfire Disclosure Letter (which disclosures shall apply against any representations and warranties to which it is reasonably apparent it should relate), Greenfire hereby represents and warrants to and in favour of Strathcona as set forth in Schedule D, and acknowledges that Strathcona is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Disclaimer

Strathcona agrees and acknowledges that, except as set forth in this Agreement, Greenfire makes no representation or warranty, express or implied, at law or in equity, with respect to Greenfire, its businesses, the past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

3.3	Survival of Representations and Warranties

The representations and warranties of Greenfire contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
REPRESENTATIONS AND WARRANTIES OF STRATHCONA

4.1	Representations and Warranties

Except as disclosed in the Strathcona Public Disclosure Record (excluding any disclosures set forth in any section of a document in the Strathcona Public Disclosure Record entitled “Risk Factors” or “Forward-Looking Information” or any other disclosures included in such filings to the extent that they are forward-looking in nature) or in the Strathcona Disclosure Letter (which disclosures shall apply against any representations and warranties to which it is reasonably apparent it should relate), Strathcona hereby represents and warrants to and in favour of Greenfire as set forth in Schedule E, and acknowledges that Greenfire is relying upon such representations and warranties in connection with the entering into of this Agreement.

4.2	Disclaimer

Greenfire agrees and acknowledges that, except as set forth in this Agreement, Strathcona makes no representation or warranty, express or implied, at law or in equity, with respect to Strathcona, its businesses, the past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.3	Survival of Representations and Warranties

The representations and warranties of Strathcona contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5
COVENANTS OF GREENFIRE AND STRATHCONA

5.1	Covenants of Greenfire Regarding the Conduct of Business

Nothing in this Agreement shall result in Strathcona exercising material influence over the business or operations of Greenfire or its subsidiaries prior to the Effective Date. For greater certainty, prior to the Effective Date, Greenfire will exercise, consistent with the terms of this Agreement, complete control and supervision over its and its subsidiaries’ business and operations. Greenfire covenants and agrees that, during the Interim Period, except as required by this Agreement or as otherwise expressly contemplated by this Agreement or disclosed in Section 5.1 of the Greenfire Disclosure Letter, or as required by applicable Laws or any Governmental Entity or as consented to by Strathcona in writing (which consent shall not be unreasonably withheld or delayed), Greenfire shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent in all material respects with past practice, and use commercially reasonable efforts to maintain and preserve their business organization, assets, goodwill, employees and business relationships. Without limiting the generality of the foregoing, during the Interim Period, except as required by this Agreement (including the Plan of Arrangement) or as otherwise expressly contemplated by this Agreement or disclosed in Section 5.1 of the Greenfire Disclosure Letter, or as required by applicable Laws or any Governmental Entity, Greenfire shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Strathcona (such consent not to be unreasonably withheld or delayed):

(a)	(i) amend its articles or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Greenfire or any of its subsidiaries; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares in the capital of Greenfire or its subsidiaries, Greenfire Incentive Securities or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Greenfire or its subsidiaries, other than the issuance of Greenfire Shares pursuant to the terms of the Greenfire Warrants and Greenfire Incentive Securities outstanding on the date hereof; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Greenfire or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) reduce the stated capital of any of its securities; or (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Greenfire or any of its subsidiaries;

(b)	reorganize, amalgamate, consolidate or merge with any Person;

(c)	declare, set aside or pay any dividends or other distribution (whether in cash, shares or property, or any combination thereof) on the Greenfire Shares;

(d)	other than as set forth in the Greenfire Capital Program and except for expenditures considered necessary by Greenfire, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect property or the environment:

(i)	sell, pledge, dispose of or encumber any assets (which, for the avoidance of doubt, shall not be considered to include the disposal by Greenfire or any subsidiary of obsolete assets or the sale by Greenfire or any subsidiary of accounts receivable or inventory in the ordinary course of business);

(ii)	expend or commit to expend any amount with respect to any capital expenditures;

(iii)	acquire any Person, business or line of business (by amalgamation, consolidation, merger, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions of capital, loan or advance, property transfer or purchase of any property or assets of any Person;

(iv)	incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual or entity, or make any loans or advances, other than borrowings made in the ordinary course of business consistent with past practice under the Greenfire Credit Facilities;

(v)	prepay any long-term indebtedness before its scheduled maturity;

(vi)	enter into, or amend to increase the amount of, any letters of credit or other similar types of borrowings or advances;

(vii)	authorize, recommend or propose any release or relinquishment of any material Contract right;

(viii)	waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, Contract or permit;

(ix)	enter into or terminate any hedges, swaps or other financial instruments or like transactions, other than in the usual and ordinary course of business and consistent with past practice; or

(x)	authorize or propose to do any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(e)	other than in the ordinary course of business consistent with past practice or as is necessary to comply with applicable Laws or any Contract or Employee Plan in effect as of the date hereof or as disclosed in Section 5.1(e) of the Greenfire Disclosure Letter:

(i)	grant to any officer, employee, consultant or director of Greenfire or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase;

(ii)	make any loan to any officer, employee, consultant or director of Greenfire or any of its subsidiaries;

(iii)	take any action with respect to the amendment or grant of any change of control, severance or termination pay policies or arrangements for any directors, officers, employees or consultants, unless necessary to comply with applicable Laws;

(iv)	increase any benefits payable under or materially amend any Employee Plan;

(v)	increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of Greenfire or any of its subsidiaries;

(vi)	provide for accelerated vesting, removal of restrictions or an exercise of any Greenfire Incentive Security upon a change of control occurring on or prior to the Effective Time; or

(vii)	establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or other agreement with a labour union;

(f)	settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against Greenfire and/or any of its subsidiaries (except where the action, claim or proceeding is insured and Greenfire’s contribution does not exceed its deductible); or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(g)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Greenfire or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Greenfire or any of its affiliates from competing in any manner;

(h)	other than in the ordinary course of business consistent with past practice or as is necessary to comply with applicable Laws or any Contract or Employee Plan in effect as of the date hereof or disclosed in Section 5.1(h) of the Greenfire Disclosure Letter: (i) modify or amend in any material respect adverse to Greenfire, transfer or terminate any material Contract or waive, release or assign any material rights or claims thereto or thereunder; or (ii) enter into any Contract that would be material if in effect on the date hereof;

(i)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for material licences, permits, certificates, consents, orders, grants and other authorizations;

(j)	amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS or other applicable Laws;

(k)	(i) make, change, revoke, or rescind any material Tax election, (ii) amend any material Tax Return, (iii) settle, surrender, or compromise any material liability for Taxes, (iv) adopt, change or revoke any of its methods of Tax accounting or (v) take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice; or

(l)	agree, resolve or commit to do any of the foregoing.

Greenfire shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Greenfire or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 5.10(a), none of Greenfire or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

5.2	Covenants of Strathcona Regarding the Conduct of Business

Nothing in this Agreement shall result in Greenfire exercising material influence over the business or operations of Strathcona or its subsidiaries prior to the Effective Date. For greater certainty, prior to the Effective Date, Strathcona will exercise, consistent with the terms of this Agreement, complete control and supervision over its and its subsidiaries’ business and operations. Strathcona covenants and agrees that, during the Interim Period, except as required by this Agreement or as otherwise expressly contemplated by this Agreement or disclosed in Section 5.2 of the Strathcona Disclosure Letter, or as required by applicable Laws or any Governmental Entity or as consented to by Greenfire in writing (which consent shall not be unreasonably withheld or delayed), Strathcona shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent in all material respects with past practice, and use commercially reasonable efforts to maintain and preserve their business organization, assets, goodwill, employees and business relationships. Without limiting the generality of the foregoing, during the Interim Period, except as required by this Agreement or as otherwise expressly contemplated by this Agreement, or as required by applicable Laws or any Governmental Entity, Strathcona shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Greenfire (such consent not to be unreasonably withheld or delayed):

(a)	(i) amend its articles, by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Strathcona or any of its subsidiaries; (iii) except in relation to internal transactions solely involving Strathcona and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries, issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares in the capital of Strathcona or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Strathcona or its subsidiaries; (iv) except in accordance with any normal course issuer bid, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Strathcona or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) reduce the stated capital of any of its securities; or (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Strathcona or any of its subsidiaries;

(b)	reorganize, amalgamate, consolidate or merge with any Person (other than any of Strathcona’s direct or indirect wholly-owned subsidiaries, provided that such transaction would not reasonably be expected to prevent or materially delay or materially impede the making or completion of the Plan of Arrangement);

(c)	declare, set aside or pay any dividends or other distribution (whether in cash, shares or property, or any combination thereof) on the Strathcona Shares, other than regular quarterly dividends;

(d)	materially change the business of Strathcona and its subsidiaries, taken as a whole;

(e)	acquire any Person, business or line of business (by amalgamation, consolidation, merger, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions of capital, loan or advance, property transfer or purchase of any property or assets of any Person, if such acquisition would reasonably be expected to (i) require additional submissions or information provided in connection with the Competition Act Approval, or (ii) prevent or materially delay or materially impede the making or completion of the Plan of Arrangement;

(f)	except as disclosed at Schedule (h) of the Strathcona Disclosure Letter, (i) make, change, revoke, or rescind any material Tax election, (ii) amend any material Tax Return, (iii) settle, surrender, or compromise any material liability for Taxes, (iv) adopt, change or revoke any of its methods of Tax accounting or (v) take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice; or

(g)	agree, resolve or commit to do any of the foregoing.

5.3	Mutual Covenants Regarding the Arrangement

(a)	Other than in connection with the Competition Act Approval, which shall be governed by Section 5.4, each of the Parties covenants and agrees that, except as expressly contemplated in this Agreement, during the Interim Period, it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially delay or materially impede the making or completion of the Plan of Arrangement, and shall, and shall cause its subsidiaries to, use commercially reasonable efforts to:

(i)	satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to cooperate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder and to carry out the terms of the Interim Order and the Final Order applicable to it;

(ii)	obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other material Contracts;

(iii)	obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such actions in connection therewith as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(iv)	defend all lawsuits or other legal, regulatory or other proceedings against it (or if applicable, its directors or officers) challenging or affecting the Arrangement or this Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement.

(b)	Each Party shall promptly notify the other Party in writing of: (i) any Material Adverse Effect, or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect, in respect of the notifying Party; (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement; (iii) any notice or other communication from any material supplier, customer or distributor to the effect that such Person is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the notifying Party or any of its subsidiaries as a result of this Agreement or the Arrangement; or (iv) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the notifying Party, its subsidiaries or the assets of the notifying Party.

5.4	Competition Act Approval

(a)	During the Interim Period, in connection with obtaining the Competition Act Approval, each Party shall, and shall cause its subsidiaries to, use commercially reasonable efforts to:

(i)	take such action as may be required to obtain the Competition Act Approval; provided that Strathcona shall have the primary responsibility for the preparation and submission of a request for an Advance Ruling Certificate in respect of the Plan of Arrangement;

(ii)	in the case of Strathcona, prepare and file with the Commissioner, as promptly as reasonably practicable and in any event within five Business Days after the date of this Agreement or such other date as the Parties may reasonably agree, a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter; and

(iii)	if either Party, in its sole discretion, elects that the Parties file pre-merger notification forms under Part IX of the Competition Act, prepare and file its notification form in a manner sufficient to start the waiting period prescribed under section 123(1)(a) of the Competition Act as soon as reasonably practicable and in any event within 10 Business Days following the date of such election.

(b)	During the Interim Period, each Party shall, and shall cause its subsidiaries to, use commercially reasonable efforts to coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with the Competition Act Approval, and the preparation of any documents reasonably deemed by either of them to be necessary to discharge their respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement, including providing each other with advance copies and a reasonable opportunity to comment on all notices and information supplied to or filed with any Governmental Entity. Each Party will promptly notify the other Party of any substantive communications from or with any Governmental Entity with respect to the transactions contemplated hereby and will use its commercially reasonable efforts to ensure to the extent permitted by applicable Law that the other Party, or its external counsel where appropriate, is involved in any substantive communications and invited to attend meetings with, or other appearances before, any Governmental Entity with respect to the transactions contemplated hereby.

(c)	To the extent that any information or documentation to be provided under this Section 5.4 is deemed to be competitively sensitive by a Party, acting reasonably, such information may be provided on a confidential and privileged basis to external counsel of the other Party only, provided that nothing in this Agreement requires a Party to share with the other Party or its external counsel any information that relates to the valuation of the transactions contemplated by this Agreement.

5.5	TSX Approval

During the Interim Period, Strathcona and Greenfire shall use commercially reasonable efforts to obtain the TSX Approval as soon as reasonably practicable.

5.6	Limitations on Certain Covenants

Notwithstanding anything to the contrary contained in this Agreement, including Sections 5.3 and 5.4, in connection with obtaining any approval or consent from any Person with respect to any transaction contemplated by this Agreement:

(a)	neither Party nor any of its subsidiaries or affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration (excluding filing fees with any Governmental Entity), or make any commitment or incur any liability or other obligation to such Person; and

(b)	neither Party is or shall be under any obligation to (i) negotiate or agree to the sale, divestiture or disposition of any of its or its affiliates’ assets, properties, businesses or business lines, or any of the other Party’s assets, properties, businesses or business lines, (ii) negotiate or agree to any form of behavioural remedy, including an interim or permanent hold separate order, (iii) take any steps or actions that would, in its sole discretion, affect its right to own, use or exploit any of its or the other Party’s assets or (iv) make or agree to any understandings or arrangements to that effect.

5.7	Pre-Arrangement Reorganization

(a)	Greenfire shall effect and shall cause its subsidiaries to effect the vertical short form amalgamation of Greenfire and each of Greenfire Resources Operating Corporation and Connacher Oil and Gas Limited effective January 1, 2027 (together, the “Pre-Arrangement Amalgamation”). Strathcona acknowledges and agrees that the implementation of the Pre-Arrangement Amalgamation shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Greenfire hereunder has been breached.

(b)	Subject to Section 5.7(c), Greenfire agrees that, upon request of Strathcona, Greenfire shall use its commercially reasonable efforts to:

(i)	perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Strathcona may request, acting reasonably, including any changes to the Pre-Arrangement Amalgamation (each, a “Pre-Arrangement Reorganization”);

(ii)	cooperate with Strathcona and its advisors to determine the nature of the Pre-Arrangement Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, including providing any necessary information in connection therewith; and

(iii)	cooperate with Strathcona and its advisors to seek to obtain consents or waivers which might be required from Greenfire lenders in connection with the Pre-Arrangement Reorganizations, if any.

(c)	Notwithstanding the foregoing, Greenfire will not be obligated to participate in any Pre-Arrangement Reorganization under Section 5.7(b) (which, for greater certainty, shall exclude the Pre-Arrangement Amalgamation effected under Section 5.7(a) without changes requested under Section 5.7(b)(i)) unless it determines to its satisfaction, acting reasonably, that such Pre-Arrangement Reorganization:

(i)	does not impair, impede, delay or prevent the satisfaction of any conditions set forth in Article 6, or the ability of Greenfire or Strathcona to consummate, and will not materially delay the consummation of, the Arrangement;

(ii)	does not require Greenfire to obtain the approval of any Greenfire Shareholder;

(iii)	does not reduce or modify or otherwise change the substance or form of the consideration to be received under the Arrangement by any Greenfire Shareholder;

(iv)	does not adversely affect or impact the Tax consequences to the Greenfire Shareholders in connection with the consummation of the Arrangement or otherwise result in any negative Tax consequences being imposed directly on any Greenfire Shareholder;

(v)	does not materially interfere with the ongoing operations of Greenfire or its subsidiaries;

(vi)	does not result in any material Tax (or other costs) to Greenfire or its subsidiaries unless Strathcona agrees to indemnify Greenfire for such costs in the event that the Pre-Arrangement Reorganization is completed and the Arrangement is not completed;

(vii)	would not require Greenfire or its subsidiaries to contravene any Laws, their respective organizational documents or any Contract;

(viii)	would not be prejudicial to Greenfire or any of its securityholders in any material respect; and

(ix)	is effected as close as reasonably practicable to the Effective Time.

(d)	Unless otherwise agreed to by Greenfire, Strathcona must provide written notice to Greenfire of any proposed Pre-Arrangement Reorganization (including, for greater certainty, any change to the Pre-Arrangement Amalgamation) at least 10 Business Days prior to the proposed effective date of such Pre-Arrangement Reorganization. Upon receipt of such notice, Greenfire and Strathcona shall work cooperatively and use their commercially reasonable efforts to prepare, prior to the effective date of the Pre-Arrangement Reorganization, all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Arrangement Reorganization.

(e)	Without limiting the generality of the foregoing, if the Arrangement is not completed, Strathcona agrees that it will be responsible for all reasonable costs and expenses incurred by Greenfire and its subsidiaries associated with any Pre-Arrangement Reorganization (which excludes, for greater certainty, the Pre-Arrangement Amalgamation effected under Section 5.7(a) without changes requested under Section 5.7(b)(i)), including professional fees and expenses and Taxes, where such reorganization is to be carried out at Strathcona’s request, and shall indemnify and save harmless Greenfire, its subsidiaries, and its Representatives from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Arrangement Reorganization (including in respect of any unwinding, reversal, modification or termination of a Pre-Arrangement Reorganization if necessary and possible in the event that the Arrangement is not consummated). Without duplication, if the Arrangement is not completed, Strathcona shall reimburse Greenfire forthwith for all reasonable fees and expenses (including any professional fees and expenses and Taxes) incurred by Greenfire in considering or effecting all or any part of the Pre-Arrangement Reorganization (which excludes, for greater certainty, the Pre-Arrangement Amalgamation effected under Section 5.7(a) without changes requested under Section 5.7(b)(i)). Strathcona hereby waives any breach of, or non-compliance with, a representation, warranty or covenant by Greenfire, where such breach or non-compliance is a result of an action taken by Greenfire or its subsidiaries in good faith in connection with a Pre-Arrangement Reorganization requested by Strathcona in accordance with Sections 5.7(b) and 5.7(d).

5.8	Access to Information; Confidentiality

During the Interim Period, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall, and shall cause its respective subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisors and agents to, afford to the other Party and its Representatives (upon reasonable advance notice and, at the option of such other Party, with a Representative of such other Party present), such reasonable access during regular business hours as the other Party may reasonably require, without material disruption to the conduct of such Party’s business, to its and its subsidiaries’ officers, employees, agents, properties, books, records and Contracts, and shall make available to the other Party all data and information as such other Party may reasonably request. The Parties acknowledge and agree that information furnished pursuant to this Section 5.8 shall be subject to the terms and conditions of the Confidentiality Agreement. Investigations made by or on behalf of a Party, whether under this Section 5.8 or otherwise, will not waive, diminish the scope of or otherwise affect any representation or warranty made by the other Party in this Agreement.

5.9	Transaction Personal Information

(a)	Each Party shall comply with all applicable Privacy Laws in the course of collecting, disclosing and using Transaction Personal Information. Subject to the foregoing, the Parties will not collect, use or disclose Transaction Personal Information for purposes other than determining whether to proceed with the Arrangement or carrying out and completing the Arrangement.

(b)	Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purpose of allowing the Parties to consider, evaluate and negotiate the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business of each Party and/or considering, evaluating and negotiating the Arrangement.

(c)	Each Party shall implement appropriate safeguards in accordance with applicable Privacy Laws to protect the Transaction Personal Information against unauthorized use or disclosure and shall cause its Representatives to observe the terms of this Section 5.9 and protect and safeguard Transaction Personal Information in their possession. If this Agreement is terminated prior to the Effective Time, each Party shall promptly deliver to the other Party, or permanently delete, all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries and extracts thereof.

5.10	Insurance and Indemnification

(a)	Each Party shall be entitled to purchase run-off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date, provided that the aggregate cost therefor does not exceed 350% of the annual premiums for the policies maintained by such Party and in effect as of the date of this Agreement.

(b)	The Parties agree that all rights to indemnification or exculpation existing as of the date of this Agreement in favour of present and former officers and directors of Strathcona and Greenfire and their respective subsidiaries shall survive the completion of the Plan of Arrangement and shall continue in full force and effect as obligations of Strathcona for a period of not less than six years from the Effective Date.

(c)	The provisions of this Section 5.10 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, each Party hereby confirms that it is acting as agent and trustee on behalf of its directors and officers. Furthermore, this Section 5.10 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

Article 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of Strathcona and Greenfire:

(a)	the Greenfire Shareholder Approval shall have been obtained at the Greenfire Meeting in accordance with the Interim Order;

(b)	the Strathcona Shareholder Approval shall have been obtained at the Strathcona Meeting in accordance with the Interim Order;

(c)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance satisfactory to each Party, including the committee of independent directors of such Party, in each case acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(d)	the Competition Act Approval shall have been obtained and be in full force and effect;

(e)	there shall not exist any prohibition under applicable Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, and there shall not have been any action taken under any applicable Law by any Governmental Entity, that makes it illegal or otherwise directly or indirectly enjoins, prevents or prohibits the consummation of the Arrangement or that would be reasonably expected to have a Material Adverse Effect in respect of Strathcona (either before or after the completion of the Arrangement) or Greenfire; and

(f)	the TSX Approval shall have been obtained and be in full force and effect.

6.2	Additional Conditions Precedent to the Obligations of Strathcona

The obligations of Strathcona to complete the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions precedent at or before the Effective Time or such other time as specified below (each of which is for the exclusive benefit of Strathcona and may be waived by Strathcona in whole or in part at any time):

(a)	all covenants of Greenfire under this Agreement to be performed on or before the Effective Date which have not been waived by Strathcona shall have been duly performed by Greenfire in all material respects, and Strathcona shall have received a certificate of Greenfire addressed to Strathcona and dated the Effective Date, signed on behalf of Greenfire by a senior executive officer of Greenfire (on Greenfire’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	(i) each Greenfire Fundamental Representation shall be true and correct in all respects (other than for de minimis inaccuracies) as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), (ii) all other representations and warranties of Greenfire shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect in respect of Greenfire (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored); and (iii) Strathcona shall have received a certificate of Greenfire addressed to Strathcona and dated the Effective Date, signed on behalf of Greenfire by a senior executive officer of Greenfire (on Greenfire’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	the Pre-Arrangement Amalgamation shall have been completed by Greenfire in accordance with Section 5.7(a);

(d)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Greenfire; and

(e)	the aggregate number of Greenfire Shares held, directly or indirectly, by those Greenfire Shareholders who have validly exercised their Dissent Rights and not withdrawn such exercise in connection with the Arrangement does not exceed 10% of the aggregate Greenfire Shares outstanding immediately prior to the Effective Time.

6.3	Additional Conditions Precedent to the Obligations of Greenfire

The obligations of Greenfire to complete the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions precedent at or before the Effective Time or such other time as specified below (each of which is for the exclusive benefit of Greenfire and may be waived by Greenfire in whole or in part at any time):

(a)	all covenants of Strathcona under this Agreement to be performed on or before the Effective Date which have not been waived by Greenfire shall have been duly performed by Strathcona in all material respects, and Greenfire shall have received a certificate of Strathcona, addressed to Greenfire and dated the Effective Date, signed on behalf of Strathcona by a senior executive officer of Strathcona (on Strathcona’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	(i) each Strathcona Fundamental Representation shall be true and correct in all respects (other than for de minimis inaccuracies) as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), (ii) all other representations and warranties of Strathcona shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect in respect of Strathcona (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored); and (iii) Greenfire shall have received a certificate of Strathcona addressed to Greenfire and dated the Effective Date, signed on behalf of Strathcona by a senior executive officer of Strathcona (on Strathcona’s behalf and without personal liability), confirming the same as at the Effective Time; and

(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Strathcona.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1 to Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued.

6.5	Notice and Cure Provisions

Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

Strathcona may not exercise its right to terminate this Agreement pursuant to Section 8.2(c)(iv) and Greenfire may not exercise its right to terminate this Agreement pursuant to Section 8.2(d)(iv) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or for the applicable termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement pursuant to such termination right until the earlier of (i) the Outside Date and (ii) the date that is 10 Business Days from the delivery of such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Greenfire Meeting or the Strathcona Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.

Article 7
ADDITIONAL COVENANTS regarding Non-solicitation

7.1	Mutual Covenant Regarding Non-Solicitation

(a)	Except as expressly provided in this Article 7, neither Party shall, directly or indirectly, through any of its Representatives or subsidiaries, or otherwise, and shall not permit or authorize any such Person to do so on its behalf:

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the other Party hereto or the Significant Shareholder, subject to and in accordance with the terms of the applicable Lock-Up Agreement of the Significant Shareholder) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	in the case of Greenfire, make a Greenfire Change in Recommendation, and in the case of Strathcona, make a Strathcona Change in Recommendation;

(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days will not be considered to be in violation of this Section 7.1 provided the Greenfire Board or the Strathcona Board, as the case may be, has not recommended such Acquisition Proposal and has affirmed the Greenfire Board Recommendation or the Strathcona Board Recommendation, as the case may be, before the end of such five Business Day period or in the event that the Greenfire Meeting or Strathcona Meeting, as the case may be, is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Greenfire Meeting or Strathcona Meeting, as the case may be); or

(v)	accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangements in respect of an Acquisition Proposal.

(b)	Each Party shall, and shall cause its subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the other Party hereto, its affiliates and their respective Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, each Party will:

(i)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of such Party or of any of its subsidiaries; and

(ii)	within two Business Days, request, and exercise all rights it has to require (A) the return or destruction of all copies of any non-public confidential information regarding such Party or any of its subsidiaries provided to any Person, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)	Each Party shall advise its Representatives of the prohibitions set out in this Article 7 and any violation of the restrictions set forth in this Article 7 by a Party’s Representatives is deemed to be a breach of this Article 7 by such Party.

7.2	Notification of Acquisition Proposals

If a Party or any of its subsidiaries or any of their respective Representatives receives an Acquisition Proposal after the date of this Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any subsidiary in connection with such an Acquisition Proposal, such Party shall as soon as practicable and in any event within 24 hours of the receipt thereof notify the other Party (at first orally and then in writing) of such Acquisition Proposal or request. Such notice shall include a description of the material terms and conditions of such Acquisition Proposal or request and the identity of all Persons making the Acquisition Proposal or request and shall provide the other Party with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Party receiving the Acquisition Proposal shall keep the other Party fully informed on a current basis of the status of material or substantive developments and (to the extent such Party is permitted by Section 7.3 or Section 7.4, as applicable, to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal and shall provide the other Party with copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to such Party by or on behalf of any Person making any such Acquisition Proposal.

7.3	Responding to Acquisition Proposal and Superior Proposals by Greenfire

(a)	Notwithstanding Section 7.1, if at any time prior to obtaining the Greenfire Shareholder Approval of the Greenfire Resolution, Greenfire receives a bona fide written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 7.1), Greenfire may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Greenfire or its subsidiaries to the Person making such Acquisition Proposal, if and only if:

(i)	the Greenfire Board and the Greenfire Independent Committee first determine in good faith, after consultation with their financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or (disregarding any due diligence or access condition) could reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	Greenfire has been, and continues to be, in compliance with its obligations under this Article 7;

(iii)	prior to providing any such copies, access, or disclosure, Greenfire enters into a customary confidentiality and standstill agreement with such Person and that is otherwise on terms that are no less favourable to Greenfire than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or will simultaneously be) provided to Strathcona; and

(iv)	Greenfire promptly provides Strathcona with:

(A)	written notice stating Greenfire’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(B)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 7.3(a)(iii).

(b)	Nothing contained in this Agreement shall prevent the Greenfire Board from complying with a court order or Section 2.17 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal.

7.4	Responding to Acquisition Proposal and Superior Proposals by Strathcona

(a)	Notwithstanding Section 7.1, if at any time prior to obtaining the Strathcona Shareholder Approval of the Strathcona Resolution, Strathcona receives a bona fide written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 7.1), Strathcona may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Strathcona or its subsidiaries to the Person making such Acquisition Proposal, if and only if:

(i)	the Strathcona Board and the Strathcona Independent Committee first determine in good faith, after consultation with their financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or (disregarding any due diligence or access condition) could reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	Strathcona has been, and continues to be, in compliance with its obligations under this Article 7;

(iii)	prior to providing any such copies, access, or disclosure, Strathcona enters into a customary confidentiality and standstill agreement with such Person and that is otherwise on terms that are no less favourable to Strathcona than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or will simultaneously be) provided to Greenfire; and

(iv)	Strathcona promptly provides Greenfire with:

(A)	written notice stating Strathcona’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(B)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 7.4(a)(iii).

(b)	Nothing contained in this Agreement shall prevent the Strathcona Board from complying with a court order or Section 2.17 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal.

7.5	Right to Match

(a)	If a Party (the “Receiving Party”) receives an Acquisition Proposal that constitutes a Superior Proposal prior to, in the case of Greenfire being the Receiving Party, the approval of the Greenfire Resolution by the Greenfire Shareholders, and in the case of Strathcona being the Receiving Party, the approval of the Strathcona Resolution by the Strathcona Shareholders, the Receiving Party may, subject to compliance with Article 8, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)	the Receiving Party that has received the Acquisition Proposal that constitutes a Superior Proposal has been, and continues to be, in compliance with its obligations under this Article 7;

(ii)	the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party’s board of directors and independent committee of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party’s board of directors to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the Receiving Party’s board of directors regarding the value and financial terms that the board of directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(iii)	the Receiving Party has provided the other Party a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Receiving Party in connection therewith;

(iv)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 7.5(a)(iii);

(v)	during any Matching Period, such other Party has had the opportunity (but not the obligation), in accordance with Section 7.5(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vi)	after the Matching Period, the Receiving Party’s board of directors and independent committee of directors has determined in good faith, after consultation with their outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the other Party under Section 7.5(b)); and

(vii)	prior to or concurrently with entering into such definitive agreement, the Receiving Party terminates this Agreement pursuant to Section 8.2(d)(ii) or Section 8.2(c)(ii), as applicable, and pays the Greenfire Termination Amount or the Strathcona Termination Amount, as the case may be, pursuant to Section 8.3(a)(ii) or Section 8.3(b)(ii), respectively.

(b)	During the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (i) the Receiving Party’s board of directors and independent committee of directors shall review any offer made by the other Party under Section 7.5(a) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Receiving Party shall negotiate in good faith with the other Party to make such amendments to the terms of this Agreement and the Arrangement as would enable the other Party to proceed with the transactions contemplated by this Agreement on such amended terms. If the Receiving Party’s board of directors and independent committee of directors determine that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly so advise the other Party and the Parties shall amend this Agreement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party’s shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.5 and the other Party shall be afforded a new five Business Day Matching Period from the later of the date on which such other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 7.5(a)(iii) with respect to the new Superior Proposal from the Receiving Party.

(d)	The Receiving Party’s board of directors and committee of independent directors shall promptly reaffirm the Greenfire Board Recommendation or the Strathcona Board Recommendation, as the case may be, by press release after any public announcement that an Acquisition Proposal has been determined not to be a Superior Proposal or the Receiving Party’s board of directors determines that a proposed amendment to the terms of this Agreement as contemplated under Section 7.5(b) would result in an Acquisition Proposal no longer being a Superior Proposal. The Receiving Party shall provide the other Party and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the other Party and its counsel.

(e)	If the Receiving Party provides a Superior Proposal Notice to the other Party on a date that is less than 10 Business Days before the Greenfire Meeting or the Strathcona Meeting, as the case may be, the other Party will be entitled to require the Receiving Party to adjourn or postpone such Greenfire Meeting or Strathcona Meeting, as the case may be, in accordance with the terms of this Agreement to a date specified by the other Party that is not more than 10 days after the scheduled date of the Greenfire Meeting or the Strathcona Meeting, as the case may be, provided that (i) in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date and (ii) the Strathcona Meeting shall always be held prior to the Greenfire Meeting. If a Matching Period would not terminate before the date fixed for the Greenfire Meeting or the Strathcona Meeting, as the case may be, the Receiving Party shall adjourn or postpone the Greenfire Meeting or the Strathcona Meeting, as the case may be, to a date that is at least five Business Days after the expiration of the applicable Matching Period.

Article 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of Greenfire and Strathcona;

(b)	by either Greenfire or Strathcona, if:

(i)	the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)	after the date hereof, there shall be enacted or made any applicable Law or there shall exist any injunction or court order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Greenfire or Strathcona from consummating the Arrangement and such applicable Law, injunction or court order shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement under this Section 8.2(b)(ii) shall have used commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have prevented the entry of or remove or lift such prohibition or injunction;

(iii)	the Greenfire Shareholder Approval shall not have been obtained at the Greenfire Meeting in accordance with the Interim Order; or

(iv)	the Strathcona Shareholder Approval shall not have been obtained at the Strathcona Meeting in accordance with the Interim Order;

(c)	by Strathcona, if:

(i)	(A) the Greenfire Board (or any committee thereof) fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Strathcona, the Greenfire Board Recommendation, or fails to reaffirm the Greenfire Board Recommendation within five Business Days (and if within five Business Days of the Greenfire Meeting, within 24 hours and in any case prior to the Greenfire Meeting) after having been requested in writing by Strathcona (acting reasonably) to do so, including for greater certainty in the circumstances described in Section 7.1(a)(iv) (a “Greenfire Change in Recommendation”); or (B) the Greenfire Board (or any committee thereof) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend any Acquisition Proposal;

(ii)	prior to obtaining Strathcona Shareholder Approval, subject to Strathcona having complied with the terms of this Agreement including Section 7.4 and Section 7.5, the Strathcona Board authorizes Strathcona to enter into an agreement (other than a confidentiality agreement pursuant to Section 7.4(a)(iii)) with respect to a Superior Proposal in accordance with Section 7.5; provided that concurrently with such termination, Strathcona pays the Strathcona Termination Amount payable pursuant to Section 8.3(b)(ii);

(iii)	any of the conditions set forth in Section 6.1 or Section 6.2 is incapable of being satisfied by the Outside Date; provided that Strathcona is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(iv)	Greenfire breaches any representation or warranty of Greenfire set forth in this Agreement which breach would cause the condition in Section 6.2(b) not to be satisfied or Greenfire fails to perform any covenant (with the exception of the covenants contained in Sections 7.1, 7.2, 7.3 or 7.5) or material obligation made in this Agreement, in each case, in any material respect, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5; provided that any wilful breach shall be deemed incapable of being cured and Strathcona is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied;

(v)	Greenfire is in breach or in default of its obligations or covenants set forth in Sections 7.1, 7.2, 7.3 or 7.5 in any material respect; or

(vi)	there shall occur after the date hereof any Material Adverse Effect in respect of Greenfire;

(d)	by Greenfire, if:

(i)	(A) the Strathcona Board (or any committee thereof) fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Greenfire, the Strathcona Board Recommendation, or fails to reaffirm the Strathcona Board Recommendation within five Business Days (and if within five Business Days of the Strathcona Meeting, within 24 hours and in any case prior to the Strathcona Meeting) after having been requested in writing by Greenfire (acting reasonably) to do so, including for greater certainty in the circumstances described in Section 7.1(a)(iv) (a “Strathcona Change in Recommendation”); or (B) the Strathcona Board (or any committee thereof) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend any Acquisition Proposal;

(ii)	prior to obtaining Greenfire Shareholder Approval, subject to Greenfire having complied with the terms of this Agreement including Sections 7.3 and 7.5, the Greenfire Board authorizes Greenfire to enter into an agreement (other than a confidentiality agreement pursuant to Section 7.3(a)(iii)) with respect to a Superior Proposal in accordance with Section 7.5; provided that concurrently with such termination, Greenfire pays the Greenfire Termination Amount payable pursuant to Section 8.3(a)(ii);

(iii)	any of the conditions set forth in Section 6.1 or Section 6.3 is incapable of being satisfied by the Outside Date; provided that Greenfire is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied;

(iv)	Strathcona breaches any representation or warranty of Strathcona set forth in this Agreement which breach would cause the condition in Section 6.3(b) not to be satisfied or Strathcona fails to perform any covenant (with the exception of

-The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)) shall give notice of such termination to the other Party. If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder or Representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this paragraph, Section 2.5(d) (as to the indemnification provisions), Section 5.7(e), Section 8.3, Section 8.4 and Article 9 and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive any termination hereof pursuant to Section 8.2; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to or concurrently with such termination and no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

8.3	Disposition of Rights and Termination Amount

(a)	Strathcona shall be entitled to the Greenfire Termination Amount in consideration for the disposition of Strathcona’s rights under this Agreement, upon the occurrence of any of the following events (each, a “Greenfire Disposition Event”) which shall be paid by Greenfire within the time specified in respect of each such Greenfire Disposition Event:

(i)	this Agreement is terminated by Strathcona pursuant to Section 8.2(c)(i) (Greenfire Change in Recommendation) in which case the Greenfire Termination Amount shall be paid on the first Business Day following such termination;

(ii)	this Agreement is terminated by Greenfire pursuant to Section 8.2(d)(ii) (to enter into a Superior Proposal), in which case the Greenfire Termination Amount shall be paid concurrently with such termination; or

(iii)	this Agreement is terminated by Strathcona pursuant to Section 8.2(c)(iv) (Breach of Representations and Warranties or Covenants) or Section 8.2(c)(v) (Breach of Non-Solicitation), or by either Party pursuant to Section 8.2(b)(i) (Outside Date) or Section 8.2(b)(iii) (No Greenfire Shareholder Approval) (in circumstances where the Greenfire Shareholder Approval was not obtained at the Greenfire Meeting in accordance with the Interim Order solely as a result of the Greenfire Minority Approval not having been obtained), or by Greenfire pursuant to Section 8.2(d)(iii) (Conditions Incapable of Satisfaction) (in circumstances where Strathcona would also be entitled to terminate this Agreement pursuant to Section 8.2(c)(iv) (Breach of Representations and Warranties or Covenants), Section 8.2(c)(v) (Breach of Non-Solicitation), Section 8.2(b)(i) (Outside Date) or Section 8.2(b)(iii) (No Greenfire Shareholder Approval) (in circumstances where the Greenfire Shareholder Approval was not obtained at the Greenfire Meeting in accordance with the Interim Order solely as a result of the Greenfire Minority Approval not having been obtained)), but only if, in the case of this Section 8.3(a)(iii), prior to the termination of this Agreement, an Acquisition Proposal with respect to Greenfire is publicly announced or any Person shall have publicly announced the intention to make an Acquisition Proposal with respect to Greenfire (other than by Strathcona), and if within 12 months following the date of such termination:

(A)	an Acquisition Proposal (whether or not it is the Acquisition Proposal referred to above) is consummated by Greenfire; or

(B)	Greenfire and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Greenfire Board approves or recommends, an Acquisition Proposal and at any time thereafter (whether or not within 12 months following the date of termination of this Agreement), such Acquisition Proposal is consummated;

in which case the Greenfire Termination Amount shall be payable within two Business Days following the closing of the applicable transaction referred to therein. For purposes of this Section 8.3(a)(iii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”.

(b)	Greenfire shall be entitled to the Strathcona Termination Amount in consideration for the disposition of Greenfire’s rights under this Agreement upon the occurrence of any of the following events (each, a “Strathcona Disposition Event”) which shall be paid by Strathcona within the time specified in respect of each such Strathcona Disposition Event:

(i)	this Agreement is terminated by Greenfire pursuant to Section 8.2(d)(i) (Strathcona Change in Recommendation) in which case the Strathcona Termination Amount shall be paid on the first Business Day following such termination;

(ii)	this Agreement is terminated by Strathcona pursuant to Section 8.2(c)(ii) (to enter into a Superior Proposal), in which case the Strathcona Termination Amount shall be paid concurrently with such termination; or

(iii)	this Agreement is terminated by Greenfire pursuant to Section 8.2(d)(iv) (Breach of Representations and Warranties or Covenants) or Section 8.2(c)(v) (Breach of Non-Solicitation), or by either Party pursuant to Section 8.2(b)(i) (Outside Date) or Section 8.2(b)(iv) (No Strathcona Shareholder Approval) (in circumstances where the Strathcona Shareholder Approval was not obtained at the Strathcona Meeting in accordance with the Interim Order solely as a result of the Strathcona Minority Approval not having been obtained), or by Strathcona pursuant to Section 8.2(c)(iii) (Conditions Incapable of Satisfaction) (in circumstances where Greenfire would also be entitled to terminate this Agreement pursuant to Section 8.2(d)(iv) (Breach of Representations and Warranties or Covenants), Section 8.2(c)(v) (Breach of Non-Solicitation), Section 8.2(b)(i) (Outside Date) or Section 8.2(b)(iv) (No Strathcona Shareholder Approval) (in circumstances where the Strathcona Shareholder Approval was not obtained at the Strathcona Meeting in accordance with the Interim Order solely as a result of the Strathcona Minority Approval not having been obtained)), but only if, in the case of this Section 8.3(b)(iii), prior to the termination of this Agreement, or an Acquisition Proposal with respect to Strathcona is publicly announced or any Person shall have publicly announced the intention to make an Acquisition Proposal with respect to Strathcona (other than by Greenfire), and if within 12 months following the date of such termination:

(A)	an Acquisition Proposal (whether or not it is the Acquisition Proposal referred to above) is consummated by Strathcona; or

(B)	Strathcona and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Strathcona Board approves or recommends, an Acquisition Proposal and at any time thereafter (whether or not within 12 months following the date of termination of this Agreement), such Acquisition Proposal is consummated;

in which case the Strathcona Termination Amount shall be payable within two Business Days following the closing of the applicable transaction referred to therein. For purposes of this Section 8.3(b)(iii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”.

(c)	The Greenfire Termination Amount or the Strathcona Termination Amount, as the case may be, shall be payable by the Party required to pay such fee by wire transfer in immediately available funds to an account specified by the Party to whom such fee is payable.

(d)	Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Other than as contemplated in this Section 8.3(d) or in Section 8.3(e), the Parties further acknowledge and agree that the Greenfire Termination Amount and the Strathcona Termination Amount, as the case may be, is a payment of liquidated monetary damages which are a genuine pre-estimate of the damages which the Party entitled to receive such fee will suffer or incur as a result of the cancellation and termination of this Agreement in the circumstances in which the Greenfire Termination Amount or the Strathcona Termination Amount is payable, that such payment is not a penalty, and that no Party shall take any position inconsistent with the foregoing. Each of the Parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Other than in the event of intentional or wilful breach of this Agreement, each of the Parties hereby acknowledges and agrees that, upon any termination of this Agreement as permitted under Section 8.2 under circumstances where a Party is entitled to the Greenfire Termination Amount or the Strathcona Termination Amount, as applicable, and such fee is paid in full to such Party, the Party to whom such fee has been paid shall be precluded from any other remedy against the other Party at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Party who has paid such fee or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(e)	Subject to the last sentence of Section 8.3(d), nothing in this Section 8.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, and any requirement for securing or posting of any bond in connection with the obtaining of any such injunction or specific performance is hereby being waived.

8.4	Fees and Expenses

Each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. Strathcona and Greenfire shall equally share any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process including in respect of obtaining the Competition Act Approval. Strathcona shall pay all filing fees in connection with obtaining the TSX Approval.

Article 9
GENERAL PROVISIONS

9.1	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Greenfire Meeting and the Strathcona Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

9.2	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

9.3	Third Party Beneficiaries

(a)	Except as provided in Section 2.5(d), Section 5.7(e) and Section 5.10, which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 9.3 as the “Indemnified Persons”), and except as provided in Section 9.3(b), Greenfire and Strathcona intend that this Agreement will not benefit or create any right or cause of action in favour of any Person other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)	Despite the foregoing, each Party acknowledges to each of the Indemnified Persons their direct rights against it under Section 2.5(d), Section 5.7(e) and Section 5.10 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, each Party confirms that it is acting as trustee on behalf of the Indemnified Persons entitled to the benefit of the other Party’s obligations under such provisions, and agrees to enforce such provisions on their behalf.

(c)	In no circumstance shall the consent of any Indemnified Person be required for the termination or amendment of this Agreement.

9.4	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of the Parties to this Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

9.5	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Strathcona:

Strathcona Resources Ltd. Suite 1900, 421 – 7th Avenue S.W. Calgary, AB T2P 4K9

	Attention:	[name and position redacted]
	E-mail:	[email address redacted]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP Suite 3500, 855 - 2nd Street S.W. Calgary, AB T2P 4J8

	Attention:	Kevin J. Kerr, Olga Kary and Chad Schneider
	E-mail:	kevin.kerr@blakes.com; olga.kary@blakes.com; chad.schneider@blakes.com with a copy (which shall not constitute notice) to:

Torys LLP 46th Floor, 525 – 8th Avenue S.W. Calgary, AB T2P 1G1

	Attention:	Scott R. Cochlan and Neville Jugnauth
	E-mail:	scochlan@torys.com; njugnauth@torys.com

(b)	if to Greenfire:

Greenfire Resources Ltd. Suite 800, 350 – 7th Avenue S.W. Calgary, AB T2P 3N9

	Attention:	[name and position redacted]
	E-mail:	[email address redacted]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP Suite 4500, 855 - 2nd Street S.W. Calgary, AB T2P 4K7

	Attention:	Haifeng Hu and Brent W. Kraus
	E-mail:	huh@bennettjones.com; krausb@bennettjones.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP Suite 3400, 888 – 3rd Street S.W. Calgary, AB T2P 5C5

	Attention:	Marcus Archer
	E-mail:	marcus.archer@nortonrosefulbright.com

9.6	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of Alberta with respect to any dispute related to this Agreement.

9.7	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided in Section 8.3, the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or address breaches of this Agreement, and any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief is hereby being waived.

9.8	Time of Essence

Time shall be of the essence in this Agreement.

9.9	Entire Agreement, Binding Effect and Assignment

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the Schedules hereto, the Greenfire Disclosure Letter and the Strathcona Disclosure Letter, including the schedules thereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.10	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.11	Counterparts, Execution

This Agreement may be executed in any number of counterparts (including counterparts by e-mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF Strathcona and Greenfire have caused this Agreement to be executed as of the date first written above.

STRATHCONA RESOURCES LTD.

By:	(Signed) “Connor Waterous”
	Name:	Connor Waterous
	Title:	Chief Financial Officer

GREENFIRE RESOURCES LTD.

By:	(Signed) “Colin Germaniuk”
	Name:	Colin Germaniuk
	Title:	President

Schedule A

To the Arrangement Agreement

Plan of Arrangement

UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
definitions and Interpretation

1.1	Definitions

In this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following terms have the indicated meanings and grammatical variations of such terms have corresponding meanings:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)	“Amalgamation” means the vertical short form amalgamation of Strathcona and Greenfire pursuant to Section 2.2(h) of this Plan of Arrangement and in accordance with section 184(1) of the ABCA;

(c)	“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with Section 9.1 of the Arrangement Agreement or Article 7 of this Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Strathcona and Greenfire, each acting reasonably;

(d)	“Arrangement Agreement” means the arrangement agreement dated effective November 8, 2026 between Strathcona and Greenfire with respect to the Arrangement, as further supplemented, modified, amended or amended and restated in accordance with its terms;

(e)	“Articles of Arrangement” means the articles of arrangement of each of Strathcona and Greenfire in respect of the Arrangement (which shall include this Plan of Arrangement) required under section 193(4.1) of the ABCA to be sent to the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement set forth in the Arrangement Agreement have been satisfied or waived, giving effect to the Arrangement;

(f)	“Award Agreement” means an agreement that evidences and governs a grant of Greenfire Incentive Securities pursuant to the Greenfire Incentive Plan;

(g)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Calgary, Alberta or a day on which banks are closed in New York, New York;

(h)	“Cash Consideration” means $11.00 per Greenfire Share;

(i)	“Cash Electing Shareholder” means a Greenfire Shareholder who has elected or is deemed to have elected to receive Cash Consideration on the disposition of their Greenfire Shares to Strathcona pursuant to this Plan of Arrangement;

(j)	“Certificate” means the certificate or proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

(k)	“Code” means the United States Internal Revenue Code of 1986;

(l)	“Court” means the Court of King’s Bench of Alberta;

(m)	“Depositary” means any trust company, bank or financial institution agreed to in writing by Strathcona and Greenfire, each acting reasonably, to act as depositary under the Arrangement;

(n)	“Dissenting Greenfire Shareholder” means a registered Greenfire Shareholder who validly exercises Greenfire Dissent Rights in accordance with this Plan of Arrangement and the Interim Order, which exercise of Greenfire Dissent Rights has not been withdrawn or deemed to have been withdrawn prior to the Effective Time;

(o)	“Dividend” means, if applicable, the dividend declared and paid by Strathcona on the Strathcona Class B Shares pursuant to Section 2.2(f);

(p)	“DRS Advice” means a Direct Registration System (DRS) advice;

(q)	“Effective Date” means the date the Arrangement becomes effective under the ABCA, being the date shown on the Certificate;

(r)	“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date or such other time on the Effective Date as may be agreed to in writing by Strathcona and Greenfire;

(s)	“Election Deadline” means 4:00 p.m. (Calgary time) on the date that is two Business Days prior to the Greenfire Meeting;

(t)	“Election Form” means the election form sent by Greenfire to the registered Greenfire Shareholders in connection with the Arrangement, and which will include the Letter of Transmittal;

(u)	“Encumbrance” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other charge, encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;

(v)	“Final Order” means the final order of the Court pursuant to section 193(4) of the ABCA approving the Arrangement, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of Strathcona and Greenfire, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to each of Strathcona and Greenfire, each acting reasonably) on appeal;

(w)	“Governmental Entity” means any applicable: (i) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including, for greater certainty, the Securities Authorities; or (iv) stock exchange;

(x)	“Greenfire” means Greenfire Resources Ltd., a corporation existing under the laws of the Province of Alberta;

(y)	“Greenfire Dissent Rights” has the meaning set forth in Section 5.1(a);

(z)	“Greenfire Incentive Plan” means the amended and restated omnibus share incentive plan of Greenfire, originally adopted by Greenfire on September 20, 2023 and amended and restated on February 1, 2024;

(aa)	“Greenfire Incentive Securities” means, together, Greenfire RSUs and Greenfire PSUs;

(bb)	“Greenfire Meeting” means the special meeting of Greenfire Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, called and held in accordance with the Interim Order to consider the Greenfire Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by Strathcona and Greenfire;

(cc)	“Greenfire PSUs” means performance share units of Greenfire granted to eligible participants under the Greenfire Incentive Plan;

(dd)	“Greenfire Resolution” means the special resolution of the Greenfire Shareholders approving the Arrangement to be considered at the Greenfire Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

(ee)	“Greenfire RSUs” means restricted share units of Greenfire granted to eligible participants under the Greenfire Incentive Plan;

(ff)	“Greenfire Shareholders” means the holders of Greenfire Shares;

(gg)	“Greenfire Shares” means common shares in the capital of Greenfire;

(hh)	“Greenfire Warrant Agreements” means, collectively, the warrant agreement and the amended and restated warrant agreement, each dated September 20, 2023 between Greenfire and Computershare Inc. and Computershare Trust Company, N.A., collectively as warrant agent, with respect to the Greenfire Warrants and all notices of adjustment delivered by Greenfire to the warrant agent under such agreements;

(ii)	“Greenfire Warrants” means the 7,526,667 warrants of Greenfire issued pursuant to the Greenfire Warrant Agreements and outstanding as of the date of the Arrangement Agreement;

(jj)	“Interim Order” means the interim order of the Court pursuant to section 193(4) of the ABCA made in connection with the Arrangement after being informed of the intention of the parties to rely upon the Section 3(a)(10) Exemption with respect to the securities to be issued pursuant to the Arrangement and providing for, among other things, the calling and holding of the Greenfire Meeting and the Strathcona Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of Strathcona and Greenfire, each acting reasonably);

(kk)	“Joint Circular” means the notice of the Greenfire Meeting and the notice of the Strathcona Meeting to be sent to the Greenfire Shareholders in connection with the Greenfire Meeting and to the Strathcona Shareholders in connection with the Strathcona Meeting, respectively, and the accompanying joint management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, as amended, supplemented or otherwise modified from time to time;

(ll)	“Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements of any Governmental Entity having the force of law (including the rules of the TSX and the NYSE), whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities;

(mm)	“Letter of Transmittal” means the letter of transmittal to be used by registered Greenfire Shareholders in connection with the Arrangement and to be sent by Greenfire to the registered Greenfire Shareholders as part of the Election Form;

(nn)	“NYSE” means the New York Stock Exchange;

(oo)	“Performance Multiplier” means nil;

(pp)	“person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(qq)	“Plan of Arrangement” means this plan of arrangement (including the appendices hereto), as supplemented, modified or amended from time to time in accordance with the terms hereof or at the direction of the Court in the Final Order with the consent of Strathcona and Greenfire, each acting reasonably;

(rr)	“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under section 263 of the ABCA;

(ss)	“Schedule 13E-3” means the Rule 13e-3 transaction statement on Schedule 13E-3 to be filed with the SEC under Section 13(e) of the U.S. Exchange Act with respect to the Arrangement;

(tt)	“SEC” means the United States Securities and Exchange Commission;

(uu)	“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

(vv)	“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces of Canada and the SEC;

(ww)	“Share Consideration” means Strathcona Class B Shares issuable pursuant to Section 2.2(e)(ii) in exchange for Greenfire Shares and that are subsequently exchanged into Strathcona New Shares pursuant to Section 2.2(j);

(xx)	“Share Electing Shareholder” means a Greenfire Shareholder who has elected to receive Share Consideration on the disposition of their Greenfire Shares to Strathcona pursuant to this Plan of Arrangement;

(yy)	“Strathcona” means Strathcona Resources Ltd., a corporation existing under the laws of the Province of Alberta (including the amalgamated corporation named “Strathcona Resources Ltd.” after giving effect to the Amalgamation);

(zz)	“Strathcona Class A Shareholders” means the holders of Strathcona Class A Shares;

(aaa)	“Strathcona Class A Shares” means the Class A Common Shares in the capital of Strathcona designated as “Class A Common Shares” into which the Strathcona Shares will be redesignated pursuant to Section 2.2(d)(i) and which are subsequently exchanged into Strathcona New Shares pursuant to Section 2.2(j);

(bbb)	“Strathcona Class B Shareholders” means the holders of Strathcona Class B Shares;

(ccc)	“Strathcona Class B Shares” means the new class of shares in the capital of Strathcona designated as “Class B Common Shares” to be created pursuant to Section 2.2(d)(ii) and issued pursuant to Section 2.2(e)(ii) to Share Electing Shareholders in exchange for Greenfire Shares and which are subsequently exchanged into Strathcona New Shares pursuant to Section 2.2(j);

(ddd)	“Strathcona Interim Period Dividends” means the aggregate amount, if any, per Strathcona Share of all regular quarterly dividends declared by Strathcona on the Strathcona Shares with a record date after November 8, 2026 and prior to the Effective Time;

(eee)	“Strathcona Meeting” means the special meeting of Strathcona Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, called and held in accordance with the Interim Order to consider the Strathcona Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by Strathcona and Greenfire;

(fff)	“Strathcona New Shares” means the new class of shares in the capital of Strathcona designated as “Common Shares” to be created pursuant to Section 2.2(i) and issued pursuant to Section 2.2(j) to Strathcona Class A Shareholders and Strathcona Class B Shareholders in exchange for Strathcona Class A Shares and Strathcona Class B Shares, respectively;

(ggg)	“Strathcona Resolution” means the special resolution of the Strathcona Shareholders approving the Arrangement to be considered at the Strathcona Meeting, substantially in the form of Schedule C to the Arrangement Agreement;

(hhh)	“Strathcona Shareholders” means the holders of Strathcona Shares;

(iii)	“Strathcona Shares” means common shares in the capital of Strathcona issued and outstanding immediately prior to the effective time of Section 2.2(d);

(jjj)	“Tax Act” means the Income Tax Act (Canada);

(kkk)	“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code;

(lll)	“TSX” means the Toronto Stock Exchange;

(mmm)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934; and

(nnn)	“U.S. Securities Act” means the United States Securities Act of 1933.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Appendix refer to the Article, Section or Appendix bearing that designation in this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof.

1.3	Other Definitional and Interpretive Provisions

(a)	References in this Plan of Arrangement to the words “include”, “includes” or “including” shall, unless the context otherwise requires, be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of similar import.

(b)	In this Plan of Arrangement, unless the contrary intention appears, words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

References in this Plan of Arrangement to time are to local time in Calgary, Alberta.

1.6	References to Legislation

Unless the contrary intention appears, references in this Plan of Arrangement to any statute include the regulations promulgated thereunder and references to a statute or regulation or sections thereof shall include such statute or regulation as amended or substituted.

1.7	Currency

Unless otherwise indicated, all sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada and “$” refers to Canadian dollars.

Article 2
Arrangement

2.1	Arrangement Agreement

(a)	This Plan of Arrangement is made pursuant and subject to the provisions of and forms part of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

(b)	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective at, and be binding on and after, the Effective Time on: (i) all registered and beneficial Greenfire Shareholders (including Dissenting Greenfire Shareholders); (ii) Greenfire; (iii) all registered and beneficial Strathcona Shareholders; (iv) Strathcona; (v) the Depositary; and (vi) all other persons, without any further act or formality required on the part of any person, except as expressly provided herein.

(c)	The Articles of Arrangement and the Certificate shall be delivered and issued, respectively, with respect to the Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective commencing at the Effective Time and that each of the provisions of Section 2.2 has become effective in the sequence, at the times and in the manner set out therein. If no Certificate is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are delivered to the Registrar pursuant to section 193(4.1) of the ABCA.

2.2	Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set forth in this Section 2.2 shall occur and shall be deemed to occur consecutively in three-minute intervals in the following order without any further act or formality, except as otherwise provided herein:

Dissenting Greenfire Shareholders

(a)	subject to Article 5, each issued and outstanding Greenfire Share held by a Dissenting Greenfire Shareholder immediately prior to the Effective Time shall be, and shall be deemed to be, transferred to and acquired by Strathcona (free and clear of all Encumbrances) and cancelled and, upon such transfer:

(i)	the holders of such Greenfire Shares shall cease to be the holders thereof or to have any rights as holders of Greenfire Shares other than the right to be paid the fair value of such Greenfire Shares in accordance with Article 5; and

(ii)	such holders’ names shall be removed from the register of holders of Greenfire Shares maintained by or on behalf of Greenfire;

Settlement of Outstanding Greenfire Incentive Securities

(b)	each Greenfire RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Greenfire Incentive Plan or any applicable Award Agreement and without any further action by or on behalf of the holder of such Greenfire RSU, shall be deemed to have vested immediately prior to the Effective Time and shall be surrendered to Greenfire and cancelled in consideration of a cash amount equal to the Cash Consideration (subject to any amounts withheld pursuant to Article 6) payable in accordance with the Arrangement Agreement, and upon such surrender and cancellation:

(i)	the holder thereof shall cease to be the holder of such Greenfire RSU;

(ii)	the holder thereof shall cease to have any rights as a holder in respect of such Greenfire RSU, or under the Greenfire Incentive Plan or the applicable Award Agreement, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.2(b);

(iii)	such holder’s name shall be removed from the applicable register; and

(iv)	all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

(c)	each Greenfire PSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Greenfire Incentive Plan or any applicable Award Agreement and without any further action by or on behalf of the holder of such Greenfire PSU, shall be deemed to have vested immediately prior to the Effective Time and shall be surrendered to Greenfire and cancelled in consideration of a cash amount equal to the product of (A) the Performance Multiplier and (B) the Cash Consideration (subject to any amounts withheld pursuant to Article 6) payable in accordance with the Arrangement Agreement, and upon such surrender and cancellation:

(i)	the holder thereof shall cease to be the holder of such Greenfire PSU;

(ii)	the holder thereof shall cease to have any rights as a holder in respect of such Greenfire PSU, or under the Greenfire Incentive Plan or the applicable Award Agreement, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.2(c);

(iii)	such holder’s name shall be removed from the applicable register; and

(iv)	all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

Amendment to the Articles of Strathcona

(d)	the articles of amalgamation of Strathcona shall be amended to:

(i)	redesignate the authorized Strathcona Shares as “Class A Common Shares” and to change the rights, privileges, restrictions and conditions attaching thereto to the rights, privileges, restrictions and conditions as set forth in Appendix I; and

(ii)	create a new class of shares designated as the “Class B Common Shares”, unlimited in number and having attached thereto the rights, privileges, restrictions and conditions as set forth in Appendix I;

and outside of this Plan of Arrangement, the Strathcona Class A Shares shall continue without interruption to be listed for trading on the TSX;

Acquisition of Greenfire Shares by Strathcona

(e)	each issued and outstanding Greenfire Share held by a Greenfire Shareholder immediately prior to this Section 2.2(e) shall be, and shall be deemed to be, transferred to, and acquired by, Strathcona (free and clear of all Encumbrances) and:

(i)	each Cash Electing Shareholder whose Greenfire Shares are so transferred to Strathcona shall be entitled to receive an amount of cash equal to the Cash Consideration for each Greenfire Share so transferred and such Cash Electing Shareholder shall cease to be the holder of the Greenfire Shares so transferred and to have any rights as a Greenfire Shareholder other than the right to receive the Cash Consideration payable to such holder; and

(ii)	each Share Electing Shareholder whose Greenfire Shares are so transferred to Strathcona shall be entitled to receive 0.25 of a Strathcona Class B Share for each Greenfire Share so transferred, and:

(A)	such Share Electing Shareholder shall cease to be the holder of the Greenfire Shares so transferred and to have any rights as a Greenfire Shareholder other than the right to receive the number of Strathcona Class B Shares issuable to such holder on the basis set forth in this Section 2.2(e)(ii);

(B)	no election pursuant to section 85 of the Tax Act will be filed by Strathcona in respect of the transfers of Greenfire Shares other than in respect of Share Electing Shareholders who have so requested pursuant to Section 2.4;

(C)	an amount equal to the lesser of (i) the aggregate “paid-up capital”, within the meaning of the Tax Act, of the Greenfire Shares so transferred pursuant to this Section 2.2(e)(ii) less the amount, if any, by which the aggregate paid-up capital of Greenfire Shares that are subject to elections under subsections 85(1) or 85(2) of the Tax Act, as the case may be, exceeds the aggregate “agreed amounts” specified in such elections, and (ii) the fair market value of the Greenfire Shares transferred pursuant to this Section 2.2(e)(ii), shall be added to the stated capital account maintained by Strathcona for the Strathcona Class B Shares; and

(D)	outside of this Plan of Arrangement, the Strathcona Class B Shares will be listed for trading on the TSX and such listing shall occur concurrently with the issuance by Strathcona of the Strathcona Class B Shares pursuant to this Section 2.2(e)(ii);

Declaration and Payment of Dividend on Strathcona Class B Shares

(f)	a dividend on the Strathcona Class B Shares in a per share amount equal to the Strathcona Interim Period Dividends, if any, shall be declared and designated as an “eligible dividend” for the purposes of the Tax Act, with such payment to be made by Strathcona to the Strathcona Class B Shareholders, less any applicable withholdings, as of the effective time of this Section 2.2(f) in accordance with Section 4.1;

Reduction of Greenfire Stated Capital

(g)	the stated capital maintained by Greenfire in respect of the Greenfire Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

Amalgamation of Strathcona and Greenfire

(h)	Strathcona and Greenfire shall be amalgamated by way of a vertical short form amalgamation in accordance with section 184(1) of the ABCA and this Plan of Arrangement and continue as one corporation, with the following particulars:

(i)	Name. The name of the amalgamated corporation shall be “Strathcona Resources Ltd.”;

(ii)	Share Provisions. The authorized share capital and share provisions of the amalgamated corporation shall be the same as the authorized share capital and share provisions of Strathcona immediately prior to the Amalgamation;

(iii)	Restrictions on Transfer. There shall be no restrictions on the transfer of shares in the capital of the amalgamated corporation;

(iv)	Other Provisions. The other provisions forming part of the articles of amalgamation of the amalgamated corporation shall be the same as the other provisions forming part of the articles of Strathcona immediately prior to the Amalgamation;

(v)	Directors and Officers. The directors and officers of the amalgamated corporation shall be the same as the directors and officers of Strathcona immediately prior to the Amalgamation;

(vi)	Business and Powers. There shall be no restrictions on the business that the amalgamated corporation may carry on or on the powers it may exercise;

(vii)	Stated Capital. The aggregate stated capital of the amalgamated corporation shall be an amount equal to the aggregate paid-up capital (for the purposes of the Tax Act) of the Strathcona Class A Shares and the Strathcona Class B Shares outstanding immediately prior to the Amalgamation;

(viii)	Registered Office. The registered office of the amalgamated corporation shall be the registered office of Strathcona immediately prior to the Amalgamation;

(ix)	Effect of Amalgamation. The provisions of sections 186(b), (c), (d), (e) and (f) of the ABCA shall apply to the Amalgamation with the result that:

(A)	all of the property of Strathcona and Greenfire shall continue to be the property of the amalgamated corporation;

(B)	following the Amalgamation, the amalgamated corporation shall continue to be liable for the obligations of Strathcona and Greenfire;

(C)	any existing cause of action, claim or liability to prosecution of Strathcona or Greenfire shall be unaffected;

(D)	any civil, criminal or administrative action or proceeding pending by or against Strathcona or Greenfire may be continued to be prosecuted by or against the amalgamated corporation; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, Strathcona or Greenfire may be enforced by or against the amalgamated corporation;

(x)	Articles. The articles of amalgamation filed to give effect to the Amalgamation shall be deemed to be the articles of incorporation of the amalgamated corporation and the certificate of amalgamation issued in respect of the articles of amalgamation by the Registrar shall be deemed to be the certificate of incorporation of the amalgamated corporation;

(xi)	Cancellation of Shares. On the Amalgamation, each issued and outstanding Greenfire Share shall be cancelled, without any repayment of capital in respect of such Greenfire Share, and each issued and outstanding Strathcona Class A Share and Strathcona Class B Share shall remain unaffected and issued and outstanding; and

(xii)	Intended U.S. Tax Treatment. For U.S. federal income tax purposes, each of Strathcona and Greenfire intends that (A) the Amalgamation, taken together with the acquisition of the Greenfire Shares by Strathcona, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder, (B) each of Strathcona and Greenfire will be a “party to a reorganization” within the meaning of Section 368(b) of the Code, and (C) this Plan of Arrangement, together with the Arrangement Agreement, will constitute and be adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g);

Amendment to the Articles of Strathcona

(i)	the articles of amalgamation of Strathcona shall be amended to create a new class of shares designated as the “Common Shares”, unlimited in number and having attached thereto the rights, privileges, restrictions and conditions as set forth in Appendix Ii;

Exchange of Strathcona Class A Shares and Strathcona Class B Shares for Strathcona New Shares

(j)	in the course of the reorganization of capital of Strathcona, each Strathcona Class A Share and Strathcona Class B Share outstanding immediately prior to this Section 2.2(j) will be transferred to Strathcona by each Strathcona Class A Shareholder and Strathcona Class B Shareholder in exchange for the issuance by Strathcona of one Strathcona New Share to the holder thereof, in accordance with subsection 86(1) of the Tax Act, and, in respect of such transactions:

(i)	the only consideration that the Strathcona Class A Shareholders and Strathcona Class B Shareholders will receive for the disposition of their Strathcona Class A Shares and Strathcona Class B Shares, respectively, will be Strathcona New Shares, on a one-for-one basis;

(ii)	the Strathcona Class A Shares and Strathcona Class B Shares acquired by Strathcona pursuant to this Section 2.2(j) will be cancelled;

(iii)	Strathcona will deduct from the stated capital accounts maintained for the Strathcona Class A Shares and the Strathcona Class B Shares an amount equal to the aggregate stated capital of the Strathcona Class A Shares and the Strathcona Class B Shares, respectively, immediately prior to the effective time of this Section 2.2(j), with the balance in the stated capital accounts maintained for the Strathcona Class A Shares and the Strathcona Class B Shares thereafter being nil;

(iv)	Strathcona will add to the stated capital account maintained for the Strathcona New Shares an amount equal to the lesser of the amount deducted pursuant to Section 2.2(j)(iii) and the aggregate “paid-up capital” (for purposes of the Tax Act) of the Strathcona Class A Shares and the Strathcona Class B Shares immediately prior to the effective time of this Section 2.2(j);

(v)	outside of this Plan of Arrangement, the Strathcona New Shares will be listed for trading on the TSX and such listing shall occur concurrently with the issuance by Strathcona of the Strathcona New Shares pursuant to this Section 2.2(j);

(vi)	no election pursuant to section 85 of the Tax Act will be filed by Strathcona in respect of the transfers described in this Section 2.2(j); and

Amendment to the Articles of Strathcona

(k)	the articles of amalgamation of Strathcona shall be amended to cancel the Strathcona Class A Shares and the Strathcona Class B Shares in their entirety such that the authorized capital of Strathcona as so amended shall be as set out in APPENDIX III.

2.3	Treatment of Greenfire Warrants

In accordance with the terms and conditions of each of the Greenfire Warrants and to the extent not otherwise exercised, each Greenfire Warrant shall be adjusted so that the holder thereof shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Greenfire Warrant, in lieu of Greenfire Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, such property as is set out in the adjustment provisions in section 4.4 of the Greenfire Warrant Agreements, and such adjustment shall not be construed to extinguish, release or discharge, or constitute, create or effect an agreement to extinguish the rights and obligations under the Greenfire Warrant Agreements and the Greenfire Warrants. Each Greenfire Warrant shall be governed by and be subject to the terms of the applicable Greenfire Warrant Agreement, as adjusted in accordance with the applicable Greenfire Warrant Agreement, subject to any supplemental documents issued by Strathcona to holders of Greenfire Warrants to facilitate the exercise of the Greenfire Warrants and the payment of the corresponding exercise price thereof.

2.4	Optional Tax Election for Share Electing Shareholders

A Share Electing Shareholder who has transferred a Greenfire Share to Strathcona in exchange for a Strathcona Class B Share pursuant to Section 2.2(e) of this Plan of Arrangement shall be entitled to make an income tax election, pursuant to subsection 85(1) or subsection 85(2) of the Tax Act and the corresponding provisions of any applicable provincial legislation, with respect to such transfer by providing two signed copies of the necessary election forms to Strathcona within 90 days following the Effective Date, duly completed with the details of the number of Greenfire Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by Strathcona and returned to such Share Electing Shareholder within 90 days after the receipt thereof by Strathcona for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such Share Electing Shareholder. Strathcona will not be responsible for the proper completion of any election form and, except for Strathcona’s obligation to execute and return (within 90 days after the receipt thereof by Strathcona) duly completed election forms which are received by Strathcona within 90 days of the Effective Date, Strathcona will not be responsible for any taxes, interest or penalties resulting from the failure by a Share Electing Shareholder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (and applicable provincial income tax law).

Article 3
PRE-EFFECTIVE TIME PROCEDURES

3.1	Election Mechanics

With respect to the Arrangement:

(a)	each registered Greenfire Shareholder (whether on behalf of itself or on behalf of one or more beneficial holders), other than Dissenting Greenfire Shareholders, may elect to be a Cash Electing Shareholder or a Share Electing Shareholder by depositing, prior to the Election Deadline, a duly completed and executed Election Form with the Depositary indicating such holder’s election to be a Cash Electing Shareholder or a Share Electing Shareholder and, in the case of a registered Greenfire Shareholder whose Greenfire Shares are represented by one or more certificates, together with the duly completed and executed Letter of Transmittal and certificate(s) representing the holder’s Greenfire Shares, and providing any such additional documents and instruments as the Depositary may reasonably require, subject to the following limitations:

(i)	a registered Greenfire Shareholder, other than a registered Greenfire Shareholder holding Greenfire Shares for the benefit of one or more beneficial holders, may make an election to be a Cash Electing Shareholder or a Share Electing Shareholder only in respect of all of the Greenfire Shares held by such Greenfire Shareholder; and

(ii)	a registered Greenfire Shareholder holding Greenfire Shares for the benefit of one or more beneficial holders may make an election to be a Cash Electing Shareholder or a Share Electing Shareholder only in respect of all of the Greenfire Shares held by each beneficial holder for which such registered Greenfire Shareholder holds Greenfire Shares wishing to make such election;

(b)	an Election Form deposited with the Depositary may be withdrawn by a registered Greenfire Shareholder prior to the Election Deadline, but is irrevocable thereafter. To withdraw an Election Form, such Greenfire Shareholder must provide a written notice of revocation to the Depositary that (i) specifies the name of the Greenfire Shareholder having made the election under the Election Form to be withdrawn and (ii) is signed by the Greenfire Shareholder in the same manner as the signature on the Election Form to be withdrawn; and

(c)	any Greenfire Shareholder in respect of which (i) no duly completed Election Form has been deposited with the Depositary prior to the Election Deadline, or (ii) any other requirements in this Plan of Arrangement and the Election Form have not been satisfied, shall be deemed to be a Cash Electing Shareholder.

Article 4
DELIVERY OF CONSIDERATION AND OUTSTANDING CERTIFICATES

4.1	Delivery of Cash and Strathcona New Shares

(a)	Strathcona shall, following the Final Order and on or prior to the Effective Time and prior to the filing of the Articles of Arrangement, deposit, or cause to be deposited, in escrow with the Depositary pending the Effective Time (i) sufficient funds to satisfy the aggregate Cash Consideration payable to Cash Electing Shareholders (other than Dissenting Greenfire Shareholders), (ii) sufficient funds to satisfy the aggregate Dividend payable to Strathcona Class B Shareholders, and (iii) a treasury order authorizing the Depositary, as the registrar and transfer agent for the Strathcona New Shares, to issue DRS Advices or share certificates representing the aggregate number of Strathcona New Shares to which the Share Electing Shareholders are entitled under the Arrangement.

(b)	As soon as practicable following the Effective Date or, in the case of a Greenfire Shareholder who immediately prior to the Effective Time held its Greenfire Shares in certificated form, as soon as practicable following the later of the Effective Date and the date of surrender to the Depositary for cancellation of the certificate(s) which immediately prior to the Effective Time represented such Greenfire Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Depositary shall deliver:

(i)	to each registered Cash Electing Shareholder a cheque for the Cash Consideration that such Cash Electing Shareholder is entitled to receive pursuant to Section 2.2(e), unless such cash is required to be paid by wire payment or such Cash Electing Shareholder requests that such cash be paid by wire payment, and in each case, such Cash Electing Shareholder properly completes any documents and takes all action that the Depositary may reasonably require in connection with such request; and

(ii)	to each registered Share Electing Shareholder: (A) a cheque for the Dividend, if any, that such Share Electing Shareholder is entitled to receive pursuant to Section 2.2(f), unless such amount is required to be paid by wire payment or such Share Electing Shareholder requests that such amount be paid by wire payment, and in each case, such Share Electing Shareholder properly completes any documents and takes all action that the Depositary may reasonably require in connection with such request; and (B) a DRS Advice (or, in the case of a Share Electing Shareholder who held its Greenfire Shares in certificated form, a share certificate, if requested by such Share Electing Shareholder in its Letter of Transmittal) representing the number of Strathcona New Shares such Share Electing Shareholder is entitled to receive pursuant to Section 2.2(j).

(c)	Until surrendered as contemplated by this Section 4.1, each certificate or DRS Advice that immediately prior to the Effective Time represented Greenfire Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender, the consideration (and, if applicable, the Dividend) to which the holder thereof is entitled under the Arrangement, less any amounts withheld pursuant to Article 6, or, as to those held by Dissenting Greenfire Shareholders (other than those deemed to have participated in the Arrangement pursuant to Section 5.1(c)(ii)), the right to be paid the fair value of such Greenfire Shares.

(d)	Following the Effective Time, each certificate or DRS Advice that represented Strathcona Shares immediately prior to the Effective Time shall represent the same number of Strathcona New Shares, and no surrender or exchange thereof shall be required.

4.2	Outstanding Certificates

Subject to applicable Laws relating to unclaimed property, any certificate formerly representing Greenfire Shares that is not deposited with all other documents as required by this Plan of Arrangement, or any payment made by way of cheque from the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Greenfire Shareholder of any kind or nature against Strathcona or Greenfire, including any payment of consideration or a dividend pursuant to the Arrangement. On such date, the aggregate consideration and/or dividend payment to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled, or the claim to payment hereunder that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to Strathcona, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder, for no consideration, and such shares and rights shall thereupon terminate and be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

4.3	No Additional Consideration

No Greenfire Shareholder or holder of Greenfire Incentive Securities shall be entitled to receive any consideration with respect to any Greenfire Shares or Greenfire Incentive Securities (as applicable) other than the applicable consideration which such holder is entitled to receive under the Arrangement. No such holder will be entitled to receive any interest, dividend, premium or other payment as consideration with respect to any Greenfire Shares or Greenfire Incentive Securities (as applicable). For greater certainty, the amount paid pursuant to Section 2.2(f) shall not constitute consideration for the acquisition of any Greenfire Shares.

4.4	Lost Share Certificates

If any certificate which, immediately prior to the Effective Time, represented an interest in one or more outstanding Greenfire Shares that were transferred, exchanged or cancelled pursuant to Section 2.2 has been lost, stolen or destroyed, upon the person claiming such certificate to have been lost, stolen or destroyed and satisfying such reasonable requirements as may be imposed by Strathcona and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the aggregate consideration to which the holder is entitled pursuant to the Arrangement as determined in accordance with this Plan of Arrangement (and any dividends or distributions with respect thereto, including the Dividend). The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to Strathcona, Greenfire and the Depositary, which bond is in form and substance satisfactory to Strathcona, Greenfire and the Depositary, as applicable, each acting reasonably, in the amount that Strathcona shall direct or shall otherwise indemnify Strathcona, Greenfire and the Depositary to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5	Fractional Strathcona Class B Shares or Strathcona New Shares

No certificates or DRS Advices representing fractional Strathcona New Shares shall be issued to Share Electing Shareholders pursuant to the Arrangement. In lieu of any fractional Strathcona Class B Shares issuable to Share Electing Shareholders under the Arrangement, each registered Share Electing Shareholder otherwise entitled to a fractional interest in a Strathcona Class B Share will receive the nearest whole number of Strathcona Class B Shares, and corresponding whole number of Strathcona New Shares, under the Arrangement. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Strathcona Class B Shares and corresponding number of Strathcona New Shares to be issued to the Share Electing Shareholder will be rounded up to the nearest whole number, and where such fractional interest is less than 0.5, the number of Strathcona Class B Shares and corresponding number of Strathcona New Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Greenfire Shares formerly registered in the name of such holder thereof shall be aggregated without regard to any underlying beneficial ownership of such Greenfire Shares.

4.6	Rounding of Cash Consideration

Notwithstanding anything contained herein, if the aggregate cash amount which a Greenfire Shareholder, a holder of Greenfire PSUs or a holder of Greenfire RSUs, as applicable, is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount which such Greenfire Shareholder, holder of Greenfire PSUs or holder of Greenfire RSUs, as applicable, is entitled to receive shall be rounded down to the nearest whole $0.01.

4.7	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the Strathcona Shares, the Greenfire Shares, the Greenfire Incentive Securities and the Greenfire Warrants that are issued and outstanding immediately prior to the Effective Time and the terms and conditions thereof, including the terms and conditions of the Greenfire Incentive Plan, the Greenfire Warrant Agreements and any agreement, certificate or other instrument granting or confirming the grant of a Greenfire Incentive Security or the issuance of a Greenfire Warrant;

(b)	the rights and obligations of the registered holders of Strathcona Shares, Greenfire Shares and Greenfire Incentive Securities, in each case in their capacities as such, and of Greenfire, Strathcona, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Greenfire Shares or Greenfire Incentive Securities issued or outstanding prior to the Effective Time shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

4.8	U.S. Securities Act Exemption

Strathcona and Greenfire agree that this Plan of Arrangement will be carried out with the intention that all Strathcona New Shares and other securities issued or deemed to be issued pursuant to this Plan of Arrangement will be issued by Strathcona in reliance on the Section 3(a)(10) Exemption, and in reliance on available exemptions from registration or qualification under applicable state securities laws, in each case in accordance with Section 2.8 of the Arrangement Agreement.

4.9	Distributions with Respect to Unsurrendered Certificates

Except for the Dividend, if applicable, no dividend or other distribution declared or made after the Effective Time with respect to Strathcona New Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Greenfire Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1 or Section 4.4. Subject to applicable Laws and to Article 6, at the time of such compliance, such holder shall receive, in addition to the delivery of the Strathcona New Shares to which it is entitled, the amount of any such dividend or other distribution theretofore paid with respect to such Strathcona New Shares, without interest.

4.10	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

Article 5
Dissenting Greenfire Shareholders

5.1	Rights of Dissent for Greenfire Shareholders

(a)	Each registered Greenfire Shareholder shall have the right to dissent with respect to the Arrangement pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Article 5 (“Greenfire Dissent Rights”).

(b)	Notwithstanding section 191 of the ABCA, the written objection to the Greenfire Resolution must be received by Greenfire from the Dissenting Greenfire Shareholder not later than 4:00 p.m. (Calgary time) on the date that is five Business Days prior to the date of the Greenfire Meeting (as it may be adjourned or postponed from time to time).

(c)	Dissenting Greenfire Shareholders who validly exercise Greenfire Dissent Rights shall be deemed to have transferred the Greenfire Shares held by them to Strathcona as provided in Section 2.2(a) and if they are ultimately:

(i)	entitled to be paid the fair value of such Greenfire Shares, they shall: (A) be deemed not to have participated in the transactions set forth in Section 2.2 (other than Section 2.2(a)); (B) be paid the fair value of such Greenfire Shares by Strathcona, which fair value shall be determined as of the close of business on the day before the Greenfire Resolution was adopted at the Greenfire Meeting; and (C) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Greenfire Shareholders not exercised their Greenfire Dissent Rights; or

(ii)	not entitled to be paid the fair value of such Greenfire Shares for any reason, they shall: (A) be deemed to have participated in the Arrangement on the same basis as a non-dissenting Greenfire Shareholder and to be a Cash Electing Shareholder; and (B) receive only the consideration contemplated in Section 2.2 that such Greenfire Shareholder would have received pursuant to the Arrangement as a Cash Electing Shareholder, if the Greenfire Shareholder had not exercised Greenfire Dissent Rights.

5.2	Recognition of Dissenting Greenfire Shareholders

(a)	In no circumstances shall Strathcona, Greenfire, the Depositary or any other person be required to recognize a Greenfire Shareholder as a Dissenting Greenfire Shareholder: (i) unless, as of the deadline for exercising Greenfire Dissent Rights (as set forth in Section 5.1(b)), such Greenfire Shareholder is a registered holder of Greenfire Shares; (ii) if such Greenfire Shareholder has voted or instructed a proxyholder to vote such Greenfire Shares in favour of the Greenfire Resolution; or (iii) unless such Greenfire Shareholder has strictly complied with the procedures for exercising Greenfire Dissent Rights and does not withdraw such exercise of Greenfire Dissent Rights prior to the Effective Time.

(b)	For greater certainty, in no case shall Strathcona, Greenfire, the Depositary or any other person be required to recognize a Dissenting Greenfire Shareholder as a holder of Greenfire Shares after the completion of the transfer of Greenfire Shares pursuant to Section 2.2(a), except to the extent contemplated in Section 5.1(c)(ii).

(c)	In addition to any other restrictions under section 191 of the ABCA, none of the following shall be entitled to exercise Greenfire Dissent Rights: (i) holders of Greenfire Incentive Securities (in their capacity as holders of Greenfire Incentive Securities); (ii) holders of Greenfire Warrants (in their capacity as holders of Greenfire Warrants); (iii) Greenfire Shareholders who have voted or instructed a proxyholder to vote Greenfire Shares in favour of the Greenfire Resolution; (iv) any person (including any beneficial owner of Greenfire Shares) who is not a registered Greenfire Shareholder; and (v) Strathcona or its affiliates (as defined in the Arrangement Agreement). A registered Greenfire Shareholder may only exercise Greenfire Dissent Rights in respect of all, and not less than all, of the Greenfire Shares held by such holder.

Article 6
WITHHOLDING TAXES

6.1	Strathcona, Greenfire or the Depositary, as applicable, shall be entitled to deduct or withhold from any amounts payable or otherwise deliverable to any person pursuant to the Arrangement or the Arrangement Agreement (including any amount payable to a Greenfire Shareholder who has validly exercised Greenfire Dissent Rights) such amounts as Strathcona, Greenfire or the Depositary, as applicable, are required or reasonably believe to be required to deduct or withhold from such payment or delivery in accordance with applicable Laws. Any such amounts will be deducted or withheld and remitted from amounts payable or otherwise deliverable pursuant to the Arrangement or the Arrangement Agreement and shall be treated for all purposes under this Plan of Arrangement as having been paid or delivered to the person to whom such amounts would otherwise have been paid or delivered, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

Article 7
AMENDMENTS

7.1	Strathcona and Greenfire may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing; (b) approved by Strathcona and Greenfire; (c) filed with the Court and, if made following the Strathcona Meeting and the Greenfire Meeting, approved by the Court; (d) communicated to the Greenfire Shareholders and the Strathcona Shareholders, if and as required by the Court; and (e) to the extent required by applicable United States securities laws, disclosed in an amendment to the Schedule 13E-3 filed with the SEC.

7.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Strathcona or Greenfire at any time prior to or at the Strathcona Meeting and the Greenfire Meeting (provided that the other party shall have approved it, acting reasonably) with or without any other prior notice or communication, and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement by the Strathcona Shareholders and the Greenfire Shareholders at the Strathcona Meeting and Greenfire Meeting, respectively (other than as may be required pursuant to the Interim Order or other order of the Court), shall become part of this Plan of Arrangement for all purposes.

7.3	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Strathcona Meeting and the Greenfire Meeting shall be effective only: (a) if it is approved in writing by each of Strathcona and Greenfire, each acting reasonably, and (b) if required by the Court or applicable Laws, it is approved by the Greenfire Shareholders and/or the Strathcona Shareholders voting in the manner directed by the Court.

7.4	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Strathcona if it concerns a matter which, in the reasonable opinion of Strathcona, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and it is not adverse to the financial or economic interests of any former Greenfire Shareholder or any Strathcona Shareholder.

7.5	In addition, to the extent any of the provisions of this Plan of Arrangement is deemed to be inconsistent with applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency.

Article 8
FURTHER ASSURANCES

8.1	Notwithstanding that the steps, events and transactions set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Strathcona and Greenfire shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the steps, events and transactions set out in this Plan of Arrangement.

Appendix I

SHARE TERMS

Strathcona Resources Ltd. (the “Corporation”) is authorized to issue an unlimited number of Class A common shares (“Class A Common Shares”), an unlimited number of Class B common shares (“Class B Common Shares”) and an unlimited number of preferred shares (“Preferred Shares”), issuable in series. The rights, privileges, restrictions and conditions attached to the Class A Common Shares, Class B Common Shares and Preferred Shares are as follows:

1. Class A Common Shares

The rights of the holders of the Class A Common Shares are equal in all respects and include the following rights:

(a)	to receive at least 21 days’ notice of, and attend and vote at, any meeting of shareholders of the Corporation, on the basis of one vote for each Class A Common Share held at the time of any such meeting, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Class A Common Shares; and

(c)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive, pari passu with the holders of the Class B Common Shares, the remaining property of the Corporation upon dissolution.

2. Class B Common Shares

The rights of the holders of the Class B Common Shares are equal in all respects and include the following rights:

(a)	to receive at least 22 days’ notice of, and attend and vote at, any meeting of shareholders of the Corporation, on the basis of one vote for each Class B Common Share held at the time of any such meeting, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Class B Common Shares; and

(c)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive, pari passu with the holders of the Class A Common Shares, the remaining property of the Corporation upon dissolution.

3. Preferred Shares

(a)	The Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

A(I)-1

(b)	The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate ratably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid.

(c)	The Preferred Shares shall be entitled to preference over the Class A Common Shares and the Class B Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Class A Common Shares and the Class B Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

4. Dividends

The holders of the Class A Common Shares and Class B Common Shares need not rank equally nor be treated equally in the declaration or payment of dividends and the directors shall have full and absolute discretion to declare and pay dividends to the holders of one or more classes of shares to the exclusion of the other classes of shares and in different amounts to the holders of different classes of shares; provided that all dividends paid on any particular class of shares shall be paid in proportion to the number of shares of such class that are held by each shareholder.

A(I)-2

APPENDIX II

SHARE TERMS

Strathcona Resources Ltd. (the “Corporation”) is authorized to issue an unlimited number of common shares (the “Common Shares”), an unlimited number of Class A common shares (“Class A Common Shares”), an unlimited number of Class B common shares (“Class B Common Shares”) and an unlimited number of preferred shares (“Preferred Shares”), issuable in series. The rights, privileges, restrictions and conditions attached to the Common Shares, Class A Common Shares, Class B Common Shares and Preferred Shares are as follows:

1. Common Shares

The rights of the holders of the Common Shares are equal in all respects and include the following rights:

(a)	to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

(c)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive, pari passu with the holders of the Class A Common Shares and Class B Common Shares, the remaining property of the Corporation upon dissolution.

2. Class A Common Shares

The rights of the holders of the Class A Common Shares are equal in all respects and include the following rights:

(a)	to receive at least 21 days’ notice of, and attend and vote at, any meeting of shareholders of the Corporation, on the basis of one vote for each Class A Common Share held at the time of any such meeting, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Class A Common Shares; and

(c)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive, pari passu with the holders of the Common Shares and Class B Common Shares, the remaining property of the Corporation upon dissolution.

3. Class B Common Shares

The rights of the holders of the Class B Common Shares are equal in all respects and include the following rights:

(a)	to receive at least 22 days’ notice of, and attend and vote at, any meeting of shareholders of the Corporation, on the basis of one vote for each Class B Common Share held at the time of any such meeting, except meetings at which only holders of a specified class of shares are entitled to vote;

A(II)-1

(b)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Class B Common Shares; and

(c)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive, pari passu with the holders of the Common Shares and Class A Common Shares, the remaining property of the Corporation upon dissolution.

4. Preferred Shares

(a)	The Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

(b)	The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate ratably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid.

(c)	The Preferred Shares shall be entitled to preference over the Common Shares, the Class A Common Shares and the Class B Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares, the Class A Common Shares and the Class B Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

5. Dividends

The holders of the Common Shares, Class A Common Shares and Class B Common Shares need not rank equally nor be treated equally in the declaration or payment of dividends and the directors shall have full and absolute discretion to declare and pay dividends to the holders of one or more classes of shares to the exclusion of the other classes of shares and in different amounts to the holders of different classes of shares; provided that all dividends paid on any particular class of shares shall be paid in proportion to the number of shares of such class that are held by each shareholder.

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APPENDIX III

SHARE TERMS

Strathcona Resources Ltd. (the “Corporation”) is authorized to issue an unlimited number of common shares (the “Common Shares”) and an unlimited number of preferred shares (“Preferred Shares”), issuable in series. The rights, privileges, restrictions and conditions attached to the Common Shares and Preferred Shares are as follows:

1.	Common Shares

The rights of the holders of the Common Shares are equal in all respects and include the following rights:

(a)	to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

(c)	subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

2.	Preferred Shares

(a)	The Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

(b)	The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate ratably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid.

(c)	The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

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Schedule B

To the Arrangement Agreement

Greenfire Resolution

BE IT RESOLVED, BY SPECIAL RESOLUTION, THAT:

(a)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”), involving, among others, Greenfire Resources Ltd. (“Greenfire”), the holders of common shares of Greenfire (the “Greenfire Shareholders”), Strathcona Resources Ltd. (“Strathcona”), and the holders of common shares of Strathcona (the “Strathcona Shareholders”), as more particularly described and set forth in the joint management information circular of Greenfire and Strathcona dated ●, 2026, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(b)	The plan of arrangement (the “Plan of Arrangement”) involving, among others, Greenfire, the Greenfire Shareholders, Strathcona, and the Strathcona Shareholders, the full text of which is set out as Schedule A to the Arrangement Agreement (as defined herein), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(c)	The arrangement agreement (the “Arrangement Agreement”) between Greenfire and Strathcona dated November 8, 2026, as the same may be modified, amended or amended and restated from time to time, and all the transactions contemplated therein, the actions of the directors of Greenfire in approving the Arrangement Agreement, and the actions of the directors and officers of Greenfire in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements to any of the foregoing, and any transactions contemplated by any of the foregoing, are hereby confirmed, authorized, ratified and approved.

(d)	Any one director or officer of Greenfire is hereby authorized and directed for and on behalf of Greenfire to apply for a final order from the Court of King’s Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(e)	Any one director or officer of Greenfire is hereby authorized and directed for and on behalf of Greenfire to execute and to deliver to the Registrar under the ABCA for filing, articles of arrangement and such other documents as are necessary or advisable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(f)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Greenfire Shareholders or that the Arrangement has been approved by the Court of King’s Bench of Alberta, the directors of Greenfire are hereby authorized and empowered without further notice to or approval of the Greenfire Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(g)	Any one director or officer of Greenfire is hereby authorized and directed for and on behalf of Greenfire to execute, or cause to be executed, and to deliver, or cause to be delivered, all such other agreements, forms, waivers, notices, certificates, confirmations, and other documents and instruments and to perform or cause to be performed all such other acts and things as in the opinion of such director or officer may be necessary or advisable for the purpose of giving full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

(h)	All actions heretofore taken by or on behalf of Greenfire in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Arrangement are hereby approved, ratified and confirmed in all respects.

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Schedule C

To the Arrangement Agreement

Strathcona Resolution

BE IT RESOLVED, BY SPECIAL RESOLUTION, THAT:

(a)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”), involving, among others, Strathcona Resources Ltd. (“Strathcona”), the holders of common shares (“Strathcona Shares”) of Strathcona (the “Strathcona Shareholders”), Greenfire Resources Ltd. (“Greenfire”), and the holders of common shares of Greenfire (the “Greenfire Shareholders”), as more particularly described and set forth in the joint management information circular of Strathcona and Greenfire dated ●, 2026, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(b)	The plan of arrangement (the “Plan of Arrangement”) involving, among others, Strathcona, the Strathcona Shareholders, Greenfire, and the Greenfire Shareholders, the full text of which is set out as Schedule A to the Arrangement Agreement (as defined herein), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(c)	The arrangement agreement (the “Arrangement Agreement”) between Strathcona and Greenfire dated November 8, 2026, as the same may be modified, amended or amended and restated from time to time, and all the transactions contemplated therein, the actions of the directors of Strathcona in approving the Arrangement Agreement, and the actions of the directors and officers of Strathcona in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements to any of the foregoing, and any transactions contemplated by any of the foregoing, are hereby confirmed, authorized, ratified and approved.

(d)	The issuance by Strathcona of shares pursuant to and as set out in the Arrangement, including up to ● Strathcona Shares in connection with the Arrangement, consisting of: (i) up to ● Strathcona Shares issuable pursuant to the Plan of Arrangement; and (ii) up to ● Strathcona Shares issuable upon exercise, from time to time, of 7,526,667 common share purchase warrants of Greenfire, is hereby authorized and approved.

(e)	Any one director or officer of Strathcona is hereby authorized and directed for and on behalf of Strathcona to apply for a final order from the Court of King’s Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(f)	Any one director or officer of Strathcona is hereby authorized and directed for and on behalf of Strathcona to execute and to deliver to the Registrar under the ABCA for filing, articles of arrangement and such other documents as are necessary or advisable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(g)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Strathcona Shareholders or that the Arrangement has been approved by the Court of King’s Bench of Alberta, the directors of Strathcona are hereby authorized and empowered without further notice to or approval of the Strathcona Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(h)	Any one director or officer of Strathcona is hereby authorized and directed for and on behalf of Strathcona to execute, or cause to be executed, and to deliver, or cause to be delivered, all such other agreements, forms, waivers, notices, certificates, confirmations, and other documents and instruments and to perform or cause to be performed all such other acts and things as in the opinion of such director or officer may be necessary or advisable for the purpose of giving full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

(i)	All actions heretofore taken by or on behalf of Strathcona in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Arrangement are hereby approved, ratified and confirmed in all respects.

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Schedule D

To the Arrangement Agreement

Representations and Warranties of Greenfire

(a)	Organization. Greenfire and each of its subsidiaries are validly existing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable.

(b)	Corporate Power and Due Authorization. Greenfire and each of its subsidiaries have the requisite corporate power and capacity to own and operate its property and assets, carry on its business as now conducted, and to own, lease and operate its assets and properties. Greenfire and each of its subsidiaries are duly registered to carry on its business as currently conducted and is in good standing in each jurisdiction in which the nature and character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such registration or authorization necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect. Greenfire has the requisite corporate power and capacity to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Greenfire and the consummation by Greenfire of the transactions contemplated by this Agreement have been duly authorized by the Greenfire Board and, subject to obtaining the Greenfire Shareholder Approval and the Interim Order and the Final Order, no other corporate proceedings on the part of Greenfire are necessary to authorize this Agreement or the consummation by Greenfire of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Greenfire and is a valid and binding obligation of Greenfire, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar applicable Laws relating to or affecting the rights of creditors and others generally and by general equitable principles.

(c)	Subsidiaries. Except as set forth in schedule (c) of the Greenfire Disclosure Letter, Greenfire does not have any subsidiaries nor does it hold, directly or indirectly, any interests in any person and is not, directly or indirectly, a partner of any partnerships, limited partnerships or joint ventures.

(d)	Ownership of Subsidiaries. Greenfire is the beneficial direct or indirect owner of all of the outstanding securities and other ownership interests of its subsidiaries with good title thereto free and clear of any and all Encumbrances (other than Permitted Encumbrances). No person has any agreement, warrant, commitment, option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, directly or indirectly, of any securities or other ownership interests of any subsidiaries of Greenfire and none of the outstanding securities of any subsidiaries of Greenfire were issued in violation of or subject to the pre-emptive or similar rights of any person. All outstanding securities or other ownership interests of the subsidiaries of Greenfire have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive right.

(e)	No Contravention. The entering into of this Agreement and the performance by Greenfire of any of its obligations under this Agreement, do not and will not:

(i)	contravene, breach or result in any default under the constating documents of Greenfire or its subsidiaries;

(ii)	require the consent of any person under, violate or be in conflict with, result in the breach of or constitute a default (or with notice or lapse of time or both, constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by the terms, conditions or provisions of, any material contract to which Greenfire or any of its subsidiaries is a party or by which the properties or assets of Greenfire or its subsidiaries are or may be bound;

(iii)	result in the creation or imposition of any material Encumbrance on any property or asset of Greenfire or any of its subsidiaries; or

(iv)	subject to receipt of the Competition Act Approval, the Final Order, compliance with Securities Laws, the delivery of the Articles of Arrangement and the receipt of the Certificate of Arrangement, result in a violation of any applicable Law to which Greenfire, any of its subsidiaries or their respective properties or assets are subject, except, in the case of paragraphs (ii), (iii) and (iv), for such violations, conflicts, breaches, defaults, terminations, suspensions, accelerations of performance and Encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)	Funds Available. Greenfire has, and will until the Effective Time have, sufficient funds available to pay the Greenfire Termination Amount.

(g)	Litigation. Except as set forth in schedule (g) of the Greenfire Disclosure Letter, there are no material claims, actions, suits, arbitrations, inquiries, investigations or proceedings against or involving Greenfire or its subsidiaries (whether in progress or, to Greenfire’s knowledge, threatened).

(h)	Taxes, etc. Except as set forth in schedule (h) of the Greenfire Disclosure Letter:

(i)	Greenfire and each of its subsidiaries is a “taxable Canadian corporation” and is not a non-resident of Canada for purposes of the Tax Act;

(ii)	all Tax Returns required to be filed by or on behalf of Greenfire or its subsidiaries have been duly filed on a timely basis with each relevant Governmental Entity. All such Tax Returns are correct and complete in all material respects, and no material fact has been omitted therefrom. No waiver or extension of time in which to file any such Tax Returns is in effect. To the knowledge of Greenfire, no Governmental Entity has asserted that Greenfire or any of its subsidiaries is required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Greenfire or its subsidiaries with respect to items or periods covered by such Tax Returns;

(iii)	Greenfire and each of its subsidiaries have paid or provided adequate accruals in Greenfire Financial Statements for the period from January 1, 2026 to September 30, 2026 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with IFRS, and has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable;

(iv)	to Greenfire’s knowledge, no material deficiencies exist or have been asserted with respect to Taxes of Greenfire or any of its subsidiaries;

(v)	no assessments or reassessments of the Taxes of Greenfire or any of its subsidiaries are currently the subject of an objection or appeal, no audit of Greenfire or any of its subsidiaries by any Governmental Entity is currently ongoing and there are no outstanding issues (including collection action) which have been raised and communicated to Greenfire by any Governmental Entity. Neither Greenfire nor any of its subsidiaries has received any notice in writing from any Governmental Entity that an audit, assessment or reassessment of Greenfire or any of its subsidiaries is proposed in respect of any Taxes, regardless of its merits. Neither Greenfire nor any of its subsidiaries has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes;

(vi)	Greenfire and each of its subsidiaries has withheld from each payment made to any person, including any of its present or former employees, officers and directors, and all persons who are or are deemed to be non-residents of Canada for purposes of the Tax Act, all material amounts required by applicable Law to be withheld, and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Greenfire and each of its subsidiaries has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable or required to be withheld and remitted by it in respect of the employees to the appropriate Governmental Entity within the time required under applicable Law;

(vii)	Greenfire and each of its subsidiaries has charged, collected and remitted on a timely basis all Taxes as required under any applicable Law on any sale, supply or delivery whatsoever, made by it, and is validly registered as a vendor with the relevant Governmental Entities for the collection of such Taxes. All input tax credits, refunds, rebates and similar adjustments of Taxes claimed by Greenfire and each of its subsidiaries have been validly claimed and correctly calculated as required by applicable Law, and Greenfire and each of its subsidiaries has retained appropriate documentation prescribed by applicable Law to support such claims;

(viii)	Greenfire and each of its subsidiaries has maintained and continues to maintain at its place of business in Canada all records and books of account required to be maintained under the Tax Act, the Excise Tax Act (Canada) and any comparable Law of any province or territory in Canada, including Laws relating to sales and use taxes;

(ix)	the terms and conditions made or imposed in respect of every transaction (or series of transactions) between Greenfire or any of its subsidiaries and any person that is: (A) a non-resident of Canada for purposes of the Tax Act; and (B) not dealing at arm’s length with Greenfire or any of its subsidiaries for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act;

(x)	Greenfire and each of its subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act with respect to all material transactions between it and any non-resident of Canada with whom it was not dealing at arm’s length for purposes of the Tax Act;

(xi)	neither Greenfire nor any of its subsidiaries is party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any person or similar agreement in favour of any person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with Greenfire or its subsidiaries) excluding any agreement not specifically contemplated by applicable Law governing Taxes;

(xii)	there are no transactions or events that have resulted, and no circumstances existing, which could result in the application to Greenfire or any of its subsidiaries of sections 17, 78, 80, 80.01, 80.02, 80.03, 80.04, 160 or 191.3 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada;

(xiii)	neither Greenfire nor any of its subsidiaries has distributed equity securities of another person, or has had its equity securities distributed by another person, in the two years preceding the date hereof in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (or any analogous provision of state, local or non-U.S. Law);

(xiv)	Greenfire does not believe that it was classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”) for its most recently completed tax year and, based upon current business plans and financial expectations, Greenfire believes it will not be a PFIC for its current tax year or future tax years; and

(xv)	Greenfire is not aware of any agreement, plan or other circumstance that would prevent the Arrangement, including the amalgamation pursuant thereto, from qualifying as a reorganization under Section 368(a) of the Code.

(i)	Reporting Issuer Status. Greenfire is a reporting issuer in each of the provinces of Canada and is in material compliance with all applicable Securities Laws therein. Greenfire Shares are registered under Section 12(b) of the U.S. Exchange Act and are listed and posted for trading on the TSX and the NYSE and Greenfire is in material compliance with the U.S. Exchange Act and the applicable rules of the TSX and the NYSE.

(j)	Capitalization. As of the date hereof, the authorized capital of Greenfire consists of an unlimited number of Greenfire Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, 240,416,199 Greenfire Shares and nil preferred shares are issued and outstanding. As of the date hereof, other than 26,501 Greenfire RSUs, 133,214 Greenfire PSUs and 7,526,667 Greenfire Warrants, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Greenfire of any securities of Greenfire (including Greenfire Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Greenfire (including Greenfire Shares). All issued and outstanding Greenfire Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Greenfire Shares issuable upon the exercise, settlement or redemption, as applicable, of Greenfire Incentive Securities and Greenfire Warrants in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Greenfire Shares, there are no securities of Greenfire outstanding which have the legal or contractual right to vote generally with the Greenfire Shareholders on any matter.

(k)	Dividends. There are no dividends declared or other distributions or payments in respect of the Greenfire Shares that are unpaid or due to be paid.

(l)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, Greenfire Shares or any other securities of Greenfire has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Greenfire, are contemplated or threatened under any applicable Laws or by any Governmental Entity.

(m)	Shareholders’ and Similar Agreements. Greenfire and its subsidiaries are not party to any unanimous shareholders agreement, shareholder agreement, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any securities of Greenfire or any of its subsidiaries, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in Greenfire or any of its subsidiaries. To the knowledge of Greenfire, there are no irrevocable proxies or voting agreements with respect to any securities issued by Greenfire or any of its subsidiaries other than the Lock-Up Agreements.

(n)	Rights Plan. The Greenfire Board has not adopted and Greenfire is not a party to any shareholder rights plan or, except for the Greenfire Incentive Plan, any other form of plan, agreement, contract or instrument that shall trigger any rights to acquire Greenfire Shares or other securities of Greenfire or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(o)	Material Agreements. Except as set forth in schedule (o) of the Greenfire Disclosure Letter, there are no agreements material to the conduct of Greenfire’s or any of its subsidiaries’ affairs or businesses, as applicable, except for those agreements entered into in the ordinary course of business, and except as disclosed in the Greenfire Public Disclosure Record, copies of which have been provided to Strathcona, and all such material agreements are valid and subsisting and neither Greenfire nor any of its subsidiaries, or to the knowledge of Greenfire, any counterparty to such material agreements, is in material default under any such agreement.

(p)	Greenfire Public Disclosure Record.

(i)	The information and statements set forth in the Greenfire Public Disclosure Record were true, correct and complete and did not contain any misrepresentation as of the respective dates of such information or statements or, if amended, as of the date of such amendment. Greenfire has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws since becoming a “reporting issuer”. Greenfire has not filed any confidential material change report that, at the date hereof, remains confidential.

(ii)	Other than as disclosed in the Greenfire Public Disclosure Record, there are no agreements, arrangements or understandings between Greenfire or any of its directors or officers, on the one hand, and Strathcona, the Significant Shareholder or any of their respective affiliates on the other hand, relating to the Arrangement that would be required to be disclosed in the Schedule 13E-3 and have not been so disclosed.

(q)	No Material Adverse Effect. Since December 31, 2025 and except as contemplated herein: (i) Greenfire and each of its subsidiaries has conducted its business in the ordinary and normal course and consistent with past practices; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Greenfire or any of its subsidiaries has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Effect in respect of Greenfire.

(r)	Books and Records. The records and minute books of Greenfire and each of its subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, except for any resolutions or minutes relating to this Agreement and the Arrangement.

(s)	Greenfire Financial Statements. The Greenfire Financial Statements were prepared in accordance with IFRS, and present fairly in accordance with IFRS the consolidated financial position, results of operations and cash flows of Greenfire as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Greenfire and any of its subsidiaries as of the dates thereof. Since September 30, 2026, there has been no material change in Greenfire’s accounting policies.

(t)	Financial Reporting. Greenfire maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Greenfire; management of Greenfire has assessed the effectiveness of Greenfire’s internal control over financial reporting, as at September 30, 2026, and has concluded that such internal control over financial reporting was effective as of such date.

(u)	Disclosure Controls and Procedures. Greenfire maintains disclosure controls and procedures that comply with the requirements of Securities Laws; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by Greenfire in the reports that it files or submits under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in such Securities Laws; such disclosure controls and procedures were effective as of December 31, 2025 at a reasonable assurance level.

(v)	Absence of Undisclosed Liabilities. Neither Greenfire nor any of its subsidiaries has any material liabilities of any nature (matured or unmatured, absolute, accrued, contingent or otherwise), other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in Greenfire Financial Statements (the “Greenfire Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in Greenfire Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of Greenfire Balance Sheet and consistent with past practices, which are not, individually or in the aggregate, material to Greenfire; and

(iv)	those incurred in connection with the execution of this Agreement, which would not, individually or in the aggregate, reasonably be expected to be material to Greenfire or its business.

(w)	Information to Independent Engineer. Greenfire has no reason to believe that the Greenfire Reserves Reports and, if applicable, any updates to such reports were not accurate in all material respects as at the effective date of such report or update and, except for any impact of changes in commodity prices, which may or may not be material, Greenfire has no knowledge of a change in the production, costs, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Greenfire Reserves Reports or any update that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Greenfire and its subsidiaries provided to GLJ Ltd. and McDaniel & Associates Consultants Ltd., prior to the issuance of the Greenfire Reserves Reports for the purpose of preparing such reports, all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Greenfire and its subsidiaries and, in particular, all material information respecting the interests of Greenfire and its subsidiaries in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon, and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material change in any of the material information so provided since the date thereof that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(x)	Environmental. Except to the extent that any violation or other matter referred to in this paragraph (x) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)	neither Greenfire nor any of its subsidiaries has received any notice, claim or demand from any Governmental Entity that it is in violation of any applicable Environmental Laws;

(ii)	Greenfire and each of its subsidiaries have operated their respective businesses at all times, and have received, handled, used, stored, treated, shipped and disposed of all Contaminants, in material compliance with Environmental Laws;

(iii)	to the knowledge of Greenfire, there have been no material releases of Contaminants into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Greenfire or its subsidiaries that have not been or are not in the process of being remedied or identified for future remediation;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Greenfire or its subsidiaries of which Greenfire or its subsidiaries has notice other than abandonment orders, directions or notices issued in connection with the normal course of business;

(v)	neither Greenfire nor any of its subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi)	as of the date hereof, where Greenfire or any of its subsidiaries is the operator, Greenfire or its subsidiaries holds all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of such assets, all such licences, permits and approvals are in full force and effect and neither Greenfire nor its subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(y)	Ownership of Mineral Property. Greenfire and its subsidiaries are the legal and beneficial owners of the Greenfire Interests free and clear of all Encumbrances and other material adverse claims known to Greenfire or any of its subsidiaries, other than such Encumbrances as are disclosed in any publicly accessible governmental registry, arising in the ordinary course of business or are not material to Greenfire or any of its subsidiaries individually or in the aggregate. Subject to the terms, covenants, conditions and stipulations in Greenfire’s or any of its subsidiary’s title and operating documents, Greenfire and its subsidiaries are entitled to hold and enjoy their respective assets without lawful interruption by any Person claiming by, through or under Greenfire or its subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect on Greenfire.

(z)	Licences. Greenfire and each of its subsidiaries has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its business as it is now being or is proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations the absence of which, or the non-compliance with which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Greenfire.

(aa)	Compliance with Laws. Greenfire and each of its subsidiaries has complied with and is in compliance with all applicable Laws in connection with the operation of its business in all material respects.

(bb)	No Defaults under Applicable Laws, Leases and Agreements.

(i)	As of the date hereof, neither Greenfire nor any of its subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument, pertaining to Greenfire Interests or to which it is a party or by or to which it or any Greenfire Interests are bound or subject, or under any applicable Laws pertaining to Greenfire Interests.

(ii)	To the knowledge of Greenfire:

(A)	Greenfire and each of its subsidiaries is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any,

applicable Laws pertaining to Greenfire Interests, except to the extent that such defaults would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Greenfire.

(iii)	To the knowledge of Greenfire:

(A)	Greenfire and each of its subsidiaries is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to Greenfire Interests to which it is a party or by or to which it or Greenfire Interests are bound or subject and, to the knowledge of Greenfire, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Greenfire.

(cc)	No Reduction of Interests. None of Greenfire’s or its subsidiaries’ oil and gas assets are subject to reduction by reference to payout of, or production penalty on, any well or otherwise or to change to an interest of any other size or nature by virtue of, or through, any right or interest granted by, through or under Greenfire or its subsidiaries, which would, individually or in the aggregate, reasonably be expected to be material to Greenfire or its business.

(dd)	Receipt of Revenues. To the knowledge of Greenfire, Greenfire has been receiving the share of the net proceeds of production from its assets attributable to its interest in such assets and no person has provided Greenfire with written notice of, nor does Greenfire have any knowledge of, a claim by any person that Greenfire is not entitled to such amounts.

(ee)	Royalties, Rentals and Taxes Paid. To the knowledge of Greenfire, all royalties, and all ad valorem, property, production, severance and similar Taxes, assessment and rentals payable on or prior to the date hereof and based on, or measured by, Greenfire’s or its subsidiaries’ ownership of Greenfire Interests, the production of petroleum substances from Greenfire Interests or the receipt of proceeds therefrom under the leases and other title and operating documents pertaining to Greenfire Interests and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of Greenfire Interests or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or prior to the date hereof have been properly paid in full and in a timely manner or accrued in Greenfire Financial Statements, except to the extent that such non-payment would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ff)	Production Allowables and Production Penalties.

(i)	None of the wells in which Greenfire or its subsidiaries holds an interest have been produced in excess of applicable production allowables imposed by any applicable Law or any Governmental Entity and Greenfire has no knowledge of any impending change in production allowables imposed by any applicable Law or any Governmental Entity that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate; and

(ii)	Greenfire has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Entity, including overproduction penalties imposed by any Governmental Entity that may be applicable, and, to the knowledge of Greenfire, none of the wells in which any of them holds an interest is subject to any such penalty or restriction;

except, in either case, to the extent that such events would not, individually or in the aggregate, reasonably be expected to be material to Greenfire or its business.

(gg)	Take-or-pay and Offset Obligations. Except as set forth in schedule (gg) of the Greenfire Disclosure Letter, neither Greenfire nor its subsidiaries has any take-or-pay obligations or similar obligations or requirements of any kind or nature whatsoever. Greenfire is not aware of any outstanding offset obligations, and has not received any offset notices or default notices under the terms of any lease to which it or its subsidiaries is a party, including from any Governmental Entity.

(hh)	Pre-Emptive Rights. There are no outstanding rights of first refusal, rights of first offer, pre-emptive rights of purchase, consents to transfer, recall rights or other pre-emptive rights or similar rights of purchase which entitle any person to acquire any of the material rights, title, interests, property, licenses or assets of Greenfire or its subsidiaries that will be triggered or accelerated by the Arrangement.

(ii)	Operation and Condition of Wells. All wells in which Greenfire or its subsidiaries hold an interest:

(i)	for which Greenfire or its subsidiaries was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)	for which Greenfire or any of its subsidiaries was not or is not operator, to the knowledge of Greenfire, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not, individually or in the aggregate, reasonably be expected to be material to Greenfire or its business.

(jj)	Operation and Condition of Tangibles. Greenfire’s and its subsidiaries’ tangible depreciable property used or intended for use in connection with Greenfire Interests:

(i)	for which Greenfire or any of its subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which Greenfire or its subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)	for which Greenfire or any of its subsidiaries was not or is not operator, to the knowledge of Greenfire, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which neither Greenfire nor its subsidiaries was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not, individually or in the aggregate, reasonably be expected to be material to Greenfire or its business.

(kk)	Area of Mutual Interest. None of Greenfire’s or its subsidiaries’ oil and gas assets is subject to an agreement that provides for an area of mutual interest or an area of exclusion.

(ll)	Long Term and Derivative Transactions. Except as set forth in schedule (ll) of the Greenfire Disclosure Letter, neither Greenfire nor its subsidiaries has any obligations or liabilities, direct or indirect, absolute, accrued, contingent or otherwise, in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(mm)	Outstanding Acquisitions and Dispositions. Neither Greenfire nor any of its subsidiaries has any rights to purchase or obligations to sell or otherwise dispose of assets, properties or undertakings of third parties under any agreements.

(nn)	Fairness Opinion and Valuation. The Greenfire Independent Committee has received from CIBC World Markets Inc., on November 8, 2026, the Greenfire Fairness Opinion and the CIBC Formal Valuation on a verbal basis, written versions of which will be included in the Joint Circular.

(oo)	Employment and Officer Obligations.

(i)	Except as set forth in schedule (oo) of the Greenfire Disclosure Letter and the Greenfire Incentive Plan, there are no other material employment or consulting services agreements, termination, severance, bonus or retention plans or policies of Greenfire or its subsidiaries which contemplate any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be required by applicable Law or as may be required by the terms of such agreement, plan or policy. The obligations of Greenfire under employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments (other than settlement of Greenfire Incentive Securities as contemplated by Section 2.9) or any other payments related to any Greenfire Incentive Plan, arising out of or in connection with the Arrangement shall not exceed the amounts disclosed in schedule (oo) of the Greenfire Disclosure Letter.

(ii)	All amounts due or accrued for all salary, wages, fees, bonuses, incentive compensation, deferred compensation, commissions, vacation with pay, sick days and benefits and other similar accruals related to Greenfire Employees and each independent contractor, consultant and contract operator of Greenfire or its subsidiaries have either been paid or are accrued and accurately reflected in the books and records of Greenfire.

(pp)	Employment Matters.

(i)	Greenfire and each of its subsidiaries is in material compliance with all applicable Laws respecting employment, employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, human rights, accessibility, labour relations, employment equity, pay equity and workers’ compensation.

(ii)	Neither Greenfire nor any of its subsidiaries has agreed to recognize any union, nor has any union been certified as the exclusive bargaining representative of any of Greenfire Employees, independent contractors or consultants, and neither Greenfire nor its subsidiaries is a party to, or bound by, any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labour union, trade union or employee organization or group.

(iii)	Neither Greenfire nor any of its subsidiaries has engaged in any unfair labour practice, nor is Greenfire aware of any pending or threatened complaint regarding any unfair labour practice.

(iv)	To the knowledge of Greenfire, no union organizational campaign or representation petitions are currently pending with respect to any of Greenfire Employees.

(v)	There is no labour strike or labour dispute, slowdown, lockout or stoppage actually pending or, to the knowledge of Greenfire, threatened against or affecting Greenfire or its subsidiaries, and neither Greenfire nor its subsidiaries has experienced any labour strikes or labour disputes, slowdowns, lockouts or stoppages within the last three years.

(vi)	All current premiums or assessments under applicable workers’ compensation Laws that relate to Greenfire or its subsidiaries have been paid or accrued, and neither Greenfire nor its subsidiaries have been subject to any specialty or penalty assessment under such Laws which has not been paid.

(vii)	There are no outstanding inspection orders made under applicable occupational health and safety Laws relating to Greenfire or its subsidiaries. There have been no fatal or critical accidents which have occurred in the course of the operation of Greenfire’s or its subsidiaries’ business which might lead to charges under applicable occupational health and safety Laws.

(qq)	Employee Benefit Plans.

(i)	All material contributions to employee benefit plans (including premiums) required by applicable Law or contract to have been made or accrued by Greenfire or any of its subsidiaries, have been paid or accrued, as applicable.

(ii)	Except for the Greenfire Incentive Plan, neither Greenfire nor its subsidiaries offer any equity or equity-based compensation arrangements.

(rr)	No Pension Plans. Neither Greenfire nor any of its subsidiaries sponsors or administers any “registered pension plan” as such term is defined in subsection 248(1) of the Tax Act.

(ss)	Corrupt Practices. None of Greenfire, its subsidiaries nor, to Greenfire’s knowledge, any of their respective directors, officers, employees or other persons associated with or acting on behalf of Greenfire or its subsidiaries, has, directly or indirectly:

(i)	used, or authorized the use of, any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity;

(ii)	violated or is in violation of any provisions of anti-corruption Laws applicable to such person;

(iii)	made any unlawful payment or offer or promise to pay any money, gift or anything of value to any foreign public official, domestic official or employee; or

(iv)	made any illegal bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(tt)	Information Technology.

(i)	The Information Technology owned, licensed, leased or used by Greenfire and each of its subsidiaries (the “Greenfire IT”) meets or exceeds industry standards and adequately satisfies the data processing and other computing needs of the respective businesses and operations of Greenfire and its subsidiaries as presently operated, conducted and maintained.

(ii)	Greenfire and each of its subsidiaries:

(A)	has and continues to use commercially reasonable efforts to protect the security and integrity of Greenfire IT and the information thereon; and

(B)	has adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which adequately and properly ensure the protection of its business.

(iii)	Greenfire and each of its subsidiaries has collected, used, disclosed, stored, and otherwise processed all personal information under its custody and control materially in accordance with applicable data protection and privacy Laws.

(uu)	Insurance. Policies of insurance are in force as of the date hereof naming Greenfire and its subsidiaries, as applicable, as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the jurisdictions in which Greenfire and its subsidiaries operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement. Greenfire and each of its subsidiaries, as applicable, is in compliance with the terms of such policies in all material respects and there are no material claims by Greenfire or its subsidiaries under any such policy as to which any insurance company is denying liability or defending under a reservation of rights clause.

(vv)	No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Greenfire or its subsidiaries is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Greenfire or its subsidiaries in any material respect or to a particular locality or geographic region or for a limited period of time, which agreement, commitment or understanding would not, individually or in the aggregate, reasonably be expected to be material to Greenfire, its subsidiaries or their respective businesses (including, for greater certainty, following the completion of the Arrangement), and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Greenfire or its subsidiaries from engaging in its business or from competing with any person or in any geographic area.

(ww)	Guarantees and Indemnification. Other than agreements entered into in the ordinary course of business, neither Greenfire nor any of its subsidiaries is a party to or bound by any agreement of guarantee or indemnification (other than an indemnification of directors and officers in accordance with their respective constating documents or applicable Laws) in respect of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person.

(xx)	Brokers and Finders. Other than an agreement with CIBC World Markets Inc., a copy of which was provided to Strathcona, Greenfire has not entered into any contract that would entitle any person to any valid claim against Greenfire for a broker’s commission, finder’s fee or any similar payment in respect of the Arrangement or any other matter contemplated by this Agreement.

(yy)	Minority Approval. Except as disclosed in Schedule (yy) of the Greenfire Disclosure Letter, to the knowledge of Greenfire, no other votes attached to Greenfire Shares will be required to be excluded pursuant to MI 61-101 for the purposes of obtaining minority approval for the Greenfire Resolution pursuant to MI 61-101.

(zz)	Collateral Benefits. Neither the Significant Shareholder nor any of its affiliates (other than Strathcona, Greenfire or their respective subsidiaries) will receive any consideration or collateral benefit (as defined in MI 61-101) from Greenfire in connection with the Arrangement other than consideration identical in amount and form to that received by other Greenfire Shareholders and, other than the Lock-Up Agreement among the Significant Shareholder, Strathcona and Greenfire, there are no agreements between the Significant Shareholder and Greenfire in connection with the transactions contemplated by this Agreement.

(aaa)	Foreign Private Issuer. Greenfire is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act).

(bbb)	Not an Investment Company. Greenfire is not, and immediately prior to the Effective Time will not be, required to register as an “investment company” under the U.S. Investment Company Act of 1940, as amended.

Schedule E

To the Arrangement Agreement

Representations and Warranties of Strathcona

(a)	Organization. Strathcona and each of its subsidiaries are validly existing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable.

(b)	Corporate Power and Due Authorization. Strathcona and each of its subsidiaries have the requisite corporate power and capacity to own and operate its property and assets, carry on its business as now conducted, and to own, lease and operate its assets and properties. Strathcona and each of its subsidiaries are duly registered to carry on its business as currently conducted and is in good standing in each jurisdiction in which the nature and character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such registration or authorization necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect. Strathcona has the requisite corporate power and capacity to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Strathcona and the consummation by Strathcona of the transactions contemplated by this Agreement have been duly authorized by the Strathcona Board and, subject to obtaining the Strathcona Shareholder Approval and the Interim Order and the Final Order, no other corporate proceedings on the part of Strathcona are necessary to authorize this Agreement or the consummation by Strathcona of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Strathcona and is a valid and binding obligation of Strathcona, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar applicable Laws relating to or affecting the rights of creditors and others generally and by general equitable principles.

(c)	Subsidiaries. Except as set forth in schedule (c) of the Strathcona Disclosure Letter, Strathcona does not have any subsidiaries nor does it hold, directly or indirectly, any interests in any person and is not, directly or indirectly, a partner of any partnerships, limited partnerships or joint ventures.

(d)	Ownership of Subsidiaries. Strathcona is the beneficial direct or indirect owner of all of the outstanding securities and other ownership interests of its subsidiaries with good title thereto free and clear of any and all Encumbrances (other than Permitted Encumbrances). No person has any agreement, warrant, commitment, option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, directly or indirectly, of any securities or other ownership interests of any subsidiaries of Strathcona and none of the outstanding securities of any subsidiaries of Strathcona were issued in violation of or subject to the pre-emptive or similar rights of any person. All outstanding securities or other ownership interests of the subsidiaries of Strathcona have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive right.

(e)	No Contravention. Except as set forth in schedule (e) of the Strathcona Disclosure Letter, the entering into of this Agreement and the performance by Strathcona of any of its obligations under this Agreement, do not and will not:

(i)	contravene, breach or result in any default under the constating documents of Strathcona or its subsidiaries;

(ii)	require the consent of any person under, violate or be in conflict with, result in the breach of or constitute a default (or with notice or lapse of time or both, constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by the terms, conditions or provisions of, any material contract to which Strathcona or any of its subsidiaries is a party or by which the properties or assets of Strathcona or its subsidiaries are or may be bound;

(iii)	result in the creation or imposition of any material Encumbrance on any property or asset of Strathcona or any of its subsidiaries; or

(iv)	subject to receipt of the Competition Act Approval, the Final Order, compliance with Securities Laws, the delivery of the Articles of Arrangement and the receipt of the Certificate of Arrangement, result in a violation of any applicable Law to which Strathcona, any of its subsidiaries or their respective properties or assets are subject, except, in the case of paragraphs (ii), (iii) and (iv), for such violations, conflicts, breaches, defaults, terminations, suspensions, accelerations of performance and Encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)	Funds Available. Strathcona has, and will until the Effective Time have, sufficient funds available to pay the Cash Consideration, the Dividend Payment, the cash consideration payable to Greenfire Awardholders pursuant to Section 2.9, and the Strathcona Termination Amount.

(g)	Litigation. Except as set forth in schedule (g) of the Strathcona Disclosure Letter, there are no material claims, actions, suits, arbitrations, inquiries, investigations or proceedings against or involving Strathcona or its subsidiaries (whether in progress or, to Strathcona’s knowledge, threatened).

(h)	Taxes, etc. Except as set forth in schedule (h) of the Strathcona Disclosure Letter:

(i)	Strathcona and each of its subsidiaries is a “taxable Canadian corporation” and is not a non-resident of Canada for purposes of the Tax Act;

(ii)	all Tax Returns required to be filed by or on behalf of Strathcona or its subsidiaries have been duly filed on a timely basis with each relevant Governmental Entity. All such Tax Returns are correct and complete in all material respects, and no material fact has been omitted therefrom. No waiver or extension of time in which to file any such Tax Returns is in effect. To the knowledge of Strathcona, no Governmental Entity has asserted that Strathcona or any of its subsidiaries is required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Strathcona or its subsidiaries with respect to items or periods covered by such Tax Returns;

(iii)	Strathcona and each of its subsidiaries have paid or provided adequate accruals in Strathcona Financial Statements for the period from January 1, 2026 to September 30, 2026 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with IFRS, and has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable;

(iv)	to Strathcona’s knowledge, no material deficiencies exist or have been asserted with respect to Taxes of Strathcona or any of its subsidiaries;

(v)	no assessments or reassessments of the Taxes of Strathcona or any of its subsidiaries are currently the subject of an objection or appeal, no audit of Strathcona or any of its subsidiaries by any Governmental Entity is currently ongoing and there are no outstanding issues (including collection action) which have been raised and communicated to Strathcona by any Governmental Entity. Neither Strathcona nor any of its subsidiaries has received any notice in writing from any Governmental Entity that an audit, assessment or reassessment of Strathcona or any of its subsidiaries is proposed in respect of any Taxes, regardless of its merits. Neither Strathcona nor any of its subsidiaries has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes;

(vi)	Strathcona and each of its subsidiaries has withheld from each payment made to any person, including any of its present or former employees, officers and directors, and all persons who are or are deemed to be non-residents of Canada for purposes of the Tax Act, all material amounts required by applicable Law to be withheld, and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Strathcona and each of its subsidiaries has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable or required to be withheld and remitted by it in respect of the employees to the appropriate Governmental Entity within the time required under applicable Law;

(vii)	Strathcona and each of its subsidiaries has charged, collected and remitted on a timely basis all Taxes as required under any applicable Law on any sale, supply or delivery whatsoever, made by it, and is validly registered as a vendor with the relevant Governmental Entities for the collection of such Taxes. All input tax credits, refunds, rebates and similar adjustments of Taxes claimed by Strathcona and each of its subsidiaries have been validly claimed and correctly calculated as required by applicable Law, and Strathcona and each of its subsidiaries has retained appropriate documentation prescribed by applicable Law to support such claims;

(viii)	Strathcona and each of its subsidiaries has maintained and continues to maintain at its place of business in Canada all records and books of account required to be maintained under the Tax Act, the Excise Tax Act (Canada) and any comparable Law of any province or territory in Canada, including Laws relating to sales and use taxes;

(ix)	the terms and conditions made or imposed in respect of every transaction (or series of transactions) between Strathcona or any of its subsidiaries and any person that is: (A) a non-resident of Canada for purposes of the Tax Act; and (B) not dealing at arm’s length with Strathcona or any of its subsidiaries for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act;

(x)	Strathcona and each of its subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act with respect to all material transactions between it and any non-resident of Canada with whom it was not dealing at arm’s length for purposes of the Tax Act;

(xi)	neither Strathcona nor any of its subsidiaries is party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any person or similar agreement in favour of any person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with Strathcona or its subsidiaries) excluding any agreement not specifically contemplated by applicable Law governing Taxes;

(xii)	there are no transactions or events that have resulted, and no circumstances existing, which could result in the application to Strathcona or any of its subsidiaries of sections 17, 78, 80, 80.01, 80.02, 80.03, 80.04, 160 or 191.3 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada;

(xiii)	neither Strathcona nor any of its subsidiaries has distributed equity securities of another person, or has had its equity securities distributed by another person, in the two years preceding the date hereof in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (or any analogous provision of state, local or non-U.S. Law);

(xiv)	Strathcona does not believe that it was classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”) for its most recently completed tax year and, based upon current business plans and financial expectations, Strathcona believes it will not be a PFIC for its current tax year or future tax years;

(xv)	Strathcona is not aware of any agreement, plan or other circumstance that would prevent the Arrangement, including the amalgamation pursuant thereto, from qualifying as a reorganization under Section 368(a) of the Code; and

(xvi)	Strathcona has no plan or intention to, and has not entered into any agreement or commitment to, transfer all or any portion of the assets acquired or treated as acquired from Greenfire pursuant to the Arrangement to any corporation controlled, within the meaning of Section 368(c) of the Code, by Strathcona if such transfer would constitute a “controlled asset transfer” described in Treasury Regulations Section 1.367(a)-3(d).

(i)	Reporting Issuer Status. Strathcona is a reporting issuer in each of the provinces of Canada and is in material compliance with all applicable Securities Laws therein. Strathcona Shares are listed and posted for trading on the TSX and Strathcona is in material compliance with the applicable rules of the TSX.

(j)	Capitalization. As of the date hereof, the authorized capital of Strathcona consists of an unlimited number of Strathcona Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, 213,823,475 Strathcona Shares and nil preferred shares are issued and outstanding. As of the date hereof, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Strathcona of any securities of Strathcona (including Strathcona Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Strathcona (including Strathcona Shares). All issued and outstanding Strathcona Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. Other than the Strathcona Shares, there are no securities of Strathcona outstanding which have the legal or contractual right to vote generally with the Strathcona Shareholders on any matter.

(k)	Dividends. There are no dividends declared or other distributions or payments in respect of the Strathcona Shares that are unpaid or due to be paid.

(l)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, Strathcona Shares or any other securities of Strathcona has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Strathcona, are contemplated or threatened under any applicable Laws or by any Governmental Entity.

(m)	Shareholders’ and Similar Agreements. Other than the Investment Rights Agreement dated October 3, 2023 between Strathcona and the Significant Shareholder (the “Investment Rights Agreement”), Strathcona and its subsidiaries are not party to any unanimous shareholders agreement, shareholder agreement, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any securities of Strathcona or any of its subsidiaries, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in Strathcona or any of its subsidiaries. To the knowledge of Strathcona, there are no irrevocable proxies or voting agreements with respect to any securities issued by Strathcona or any of its subsidiaries other than the Lock-Up Agreements.

(n)	Rights Plan. Other than the Investment Rights Agreement, the Strathcona Board has not adopted and Strathcona is not a party to any shareholder rights plan or any other form of plan, agreement, contract or instrument that shall trigger any rights to acquire Strathcona Shares or other securities of Strathcona or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(o)	Material Agreements. Except as set forth in schedule (o) of the Strathcona Disclosure Letter, there are no agreements material to the conduct of Strathcona’s or any of its subsidiaries’ affairs or businesses, as applicable, except for those agreements entered into in the ordinary course of business, and except as disclosed in the Strathcona Public Disclosure Record, copies of which have been provided to Greenfire, and all such material agreements are valid and subsisting and neither Strathcona nor any of its subsidiaries, or to the knowledge of Strathcona, any counterparty to such material agreements, is in material default under any such agreement.

(p)	Strathcona Public Disclosure Record.

(i)	The information and statements set forth in the Strathcona Public Disclosure Record were true, correct and complete and did not contain any misrepresentation as of the respective dates of such information or statements or, if amended, as of the date of such amendment. Strathcona has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws since becoming a “reporting issuer”. Strathcona has not filed any confidential material change report that, at the date hereof, remains confidential.

(ii)	Other than as disclosed in the Strathcona Public Disclosure Record, there are no agreements, arrangements or understandings between Strathcona or any of its directors or officers, on the one hand, and Greenfire, the Significant Shareholder or any of their respective affiliates on the other hand, relating to the Arrangement that would be required to be disclosed in the Schedule 13E-3 and have not been so disclosed.

(q)	No Material Adverse Effect. Since December 31, 2025 and except as contemplated herein: (i) Strathcona and each of its subsidiaries has conducted its business in the ordinary and normal course and consistent with past practices; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Strathcona or any of its subsidiaries has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Effect in respect of Strathcona.

(r)	Books and Records. The records and minute books of Strathcona and each of its subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, except for any resolutions or minutes relating to this Agreement and the Arrangement.

(s)	Strathcona Financial Statements. The Strathcona Financial Statements were prepared in accordance with IFRS, and present fairly in accordance with IFRS the consolidated financial position, results of operations and cash flows of Strathcona as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Strathcona and any of its subsidiaries as of the dates thereof. Since September 30, 2026, there has been no material change in Strathcona’s accounting policies.

(t)	Financial Reporting. Strathcona maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Strathcona; management of Strathcona has assessed the effectiveness of Strathcona’s internal control over financial reporting, as at September 30, 2026, and has concluded that such internal control over financial reporting was effective as of such date.

(u)	Disclosure Controls and Procedures. Strathcona maintains disclosure controls and procedures that comply with the requirements of Securities Laws; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by Strathcona in the reports that it files or submits under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in such Securities Laws; such disclosure controls and procedures were effective as of December 31, 2025 at a reasonable assurance level.

(v)	Absence of Undisclosed Liabilities. Neither Strathcona nor any of its subsidiaries has any material liabilities of any nature (matured or unmatured, absolute, accrued, contingent or otherwise), other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in Strathcona Financial Statements (the “Strathcona Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in Strathcona Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of Strathcona Balance Sheet and consistent with past practices, which are not, individually or in the aggregate, material to Strathcona; and

(iv)	those incurred in connection with the execution of this Agreement, which would not, individually or in the aggregate, reasonably be expected to be material to Strathcona or its business.

(w)	Information to Independent Engineer. Strathcona has no reason to believe that the Strathcona Reserves Report and, if applicable, any updates to such report were not accurate in all material respects as at the effective date of such report or update and, except for any impact of changes in commodity prices, which may or may not be material, Strathcona has no knowledge of a change in the production, costs, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Strathcona Reserves Report or any update that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Strathcona and its subsidiaries provided to McDaniel & Associates Consultants Ltd., prior to the issuance of the Strathcona Reserves Report for the purpose of preparing such report, all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Strathcona and its subsidiaries and, in particular, all material information respecting the interests of Strathcona and its subsidiaries in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon, and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material change in any of the material information so provided since the date thereof that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(x)	Environmental. Except to the extent that any violation or other matter referred to in this paragraph (x) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)	neither Strathcona nor any of its subsidiaries has received any notice, claim or demand from any Governmental Entity that it is in violation of any applicable Environmental Laws;

(ii)	Strathcona and each of its subsidiaries have operated their respective businesses at all times, and have received, handled, used, stored, treated, shipped and disposed of all Contaminants, in material compliance with Environmental Laws;

(iii)	to the knowledge of Strathcona, there have been no material releases of Contaminants into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Strathcona or its subsidiaries that have not been or are not in the process of being remedied or identified for future remediation;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Strathcona or its subsidiaries of which Strathcona or its subsidiaries has notice other than abandonment orders, directions or notices issued in connection with the normal course of business;

(v)	neither Strathcona nor any of its subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi)	as of the date hereof, where Strathcona or any of its subsidiaries is the operator, Strathcona or its subsidiaries holds all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of such assets, all such licences, permits and approvals are in full force and effect and neither Strathcona nor its subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(y)	Ownership of Mineral Property. Strathcona and its subsidiaries are the legal and beneficial owners of the Strathcona Interests free and clear of all Encumbrances and other material adverse claims known to Strathcona or any of its subsidiaries, other than Permitted Encumbrances and such Encumbrances as are disclosed in any publicly accessible governmental registry, arising in the ordinary course of business or are not material to Strathcona or any of its subsidiaries individually or in the aggregate. Subject to the terms, covenants, conditions and stipulations in Strathcona’s or any of its subsidiary’s title and operating documents, Strathcona and its subsidiaries are entitled to hold and enjoy their respective assets without lawful interruption by any Person claiming by, through or under Strathcona or its subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect on Strathcona.

(z)	Licences. Strathcona and each of its subsidiaries has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its business as it is now being or is proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations the absence of which, or the non-compliance with which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Strathcona.

(aa)	Compliance with Laws. Strathcona and each of its subsidiaries has complied with and is in compliance with all applicable Laws in connection with the operation of its business in all material respects.

(bb)	No Defaults under Applicable Laws, Leases and Agreements.

(i)	As of the date hereof, neither Strathcona nor any of its subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument, pertaining to Strathcona Interests or to which it is a party or by or to which it or any Strathcona Interests are bound or subject, or under any applicable Laws pertaining to Strathcona Interests.

(ii)	To the knowledge of Strathcona:

(A)	Strathcona and each of its subsidiaries is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any,

applicable Laws pertaining to Strathcona Interests, except to the extent that such defaults would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Strathcona.

(iii)	To the knowledge of Strathcona:

(A)	Strathcona and each of its subsidiaries is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to Strathcona Interests to which it is a party or by or to which it or Strathcona Interests are bound or subject and, to the knowledge of Strathcona, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Strathcona.

(cc)	Royalties, Rentals and Taxes Paid. To the knowledge of Strathcona, all royalties, and all ad valorem, property, production, severance and similar Taxes, assessment and rentals payable on or prior to the date hereof and based on, or measured by, Strathcona’s or its subsidiaries’ ownership of Strathcona Interests, the production of petroleum substances from Strathcona Interests or the receipt of proceeds therefrom under the leases and other title and operating documents pertaining to Strathcona Interests and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of Strathcona Interests or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or prior to the date hereof have been properly paid in full and in a timely manner or accrued in Strathcona Financial Statements, except to the extent that such non-payment would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(dd)	Production Allowables and Production Penalties.

(i)	None of the wells in which Strathcona or its subsidiaries holds an interest have been produced in excess of applicable production allowables imposed by any applicable Law or any Governmental Entity and Strathcona has no knowledge of any impending change in production allowables imposed by any applicable Law or any Governmental Entity that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate; and

(ii)	Strathcona has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Entity, including overproduction penalties imposed by any Governmental Entity that may be applicable, and, to the knowledge of Strathcona, none of the wells in which any of them holds an interest is subject to any such penalty or restriction;

except, in either case, to the extent that such events would not, individually or in the aggregate, reasonably be expected to be material to Strathcona or its business.

(ee)	Take-or-pay and Offset Obligations. Except as set forth in schedule (ee) of the Strathcona Disclosure Letter, neither Strathcona nor its subsidiaries has any take-or-pay obligations or similar obligations or requirements of any kind or nature whatsoever. Strathcona is not aware of any outstanding offset obligations, and has not received any offset notices or default notices under the terms of any lease to which it or its subsidiaries is a party, including from any Governmental Entity.

(ff)	Pre-Emptive Rights. There are no outstanding rights of first refusal, rights of first offer, pre-emptive rights of purchase, consents to transfer, recall rights or other pre-emptive rights or similar rights of purchase which entitle any person to acquire any of the material rights, title, interests, property, licenses or assets of Strathcona or its subsidiaries that will be triggered or accelerated by the Arrangement.

(gg)	Operation and Condition of Wells. All wells in which Strathcona or its subsidiaries hold an interest:

(i)	for which Strathcona or its subsidiaries was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)	for which Strathcona or any of its subsidiaries was not or is not operator, to the knowledge of Strathcona, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not, individually or in the aggregate, reasonably be expected to be material to Strathcona or its business.

(hh)	Operation and Condition of Tangibles. Strathcona’s and its subsidiaries’ tangible depreciable property used or intended for use in connection with Strathcona Interests:

(i)	for which Strathcona or any of its subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which Strathcona or its subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)	for which Strathcona or any of its subsidiaries was not or is not operator, to the knowledge of Strathcona, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which neither Strathcona nor its subsidiaries was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not, individually or in the aggregate, reasonably be expected to be material to Strathcona or its business.

(ii)	Outstanding Acquisitions and Dispositions. Neither Strathcona nor any of its subsidiaries has any rights to purchase or obligations to sell or otherwise dispose of material assets, properties or undertakings of third parties under any agreements.

(jj)	Jefferies Formal Valuation and Opinion. The Strathcona Independent Committee has received the Jefferies Formal Valuation and Opinion from Jefferies Securities, Inc. on the date hereof on a verbal basis and will receive a written copy thereof, together with a summary thereof, prior to the mailing of the Joint Circular for inclusion therein.

(kk)	Corrupt Practices. None of Strathcona, its subsidiaries nor, to Strathcona’s knowledge, any of their respective directors, officers, employees or other persons associated with or acting on behalf of Strathcona or its subsidiaries, has, directly or indirectly:

(i)	used, or authorized the use of, any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity;

(ii)	violated or is in violation of any provisions of anti-corruption Laws applicable to such person;

(iii)	made any unlawful payment or offer or promise to pay any money, gift or anything of value to any foreign public official, domestic official or employee; or

(iv)	made any illegal bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(ll)	Insurance. Policies of insurance are in force as of the date hereof naming Strathcona and its subsidiaries, as applicable, as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the jurisdictions in which Strathcona and its subsidiaries operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement. Strathcona and each of its subsidiaries, as applicable, is in compliance with the terms of such policies in all material respects and there are no material claims by Strathcona or its subsidiaries under any such policy as to which any insurance company is denying liability or defending under a reservation of rights clause.

(mm)	No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Strathcona or its subsidiaries is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Strathcona or its subsidiaries in any material respect or to a particular locality or geographic region or for a limited period of time, which agreement, commitment or understanding would not, individually or in the aggregate, reasonably be expected to be material to Strathcona, its subsidiaries or their respective businesses (including, for greater certainty, following the completion of the Arrangement), and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Strathcona or its subsidiaries from engaging in its business or from competing with any person or in any geographic area.

(nn)	Minority Approval. Except as disclosed in Schedule (nn) of the Strathcona Disclosure Letter, to the knowledge of Strathcona, no other votes attached to Strathcona Shares will be required to be excluded pursuant to the policies of the TSX and MI 61-101 for the purposes of obtaining the Strathcona Minority Approval pursuant to the policies of the TSX and MI 61-101, respectively.

(oo)	Collateral Benefits. Neither the Significant Shareholder nor any of its affiliates (other than Strathcona, Greenfire or their respective subsidiaries) will receive any payment or distribution or collateral benefit (as defined in MI 61-101) in connection with the Arrangement other than distributions identical in amount and form to that received by other Strathcona Shareholders and, other than the Lock-Up Agreement among the Significant Shareholder, Strathcona and Greenfire, there are no agreements between the Significant Shareholder and Strathcona in connection with the transactions contemplated by this Agreement.

(pp)	Foreign Private Issuer. Strathcona is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act).

(qq)	Not an Investment Company. Strathcona is not, and immediately prior to the Effective Time will not be, required to register as an “investment company” under the U.S. Investment Company Act of 1940, as amended.

(rr)	Investment Canada Act. Strathcona is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).